Exhibit 2.1

ARRANGEMENT AGREEMENT

by and among

THE RUBICON PROJECT, INC.,

2459502 ONTARIO INC.,

CHANGO INC.,

THE SUPPORTING SHAREHOLDERS,

FORTIS ADVISORS LLC,

AS THE SECURITYHOLDER REPRESENTATIVE

and

THE PERSONS DELIVERING JOINDER AGREEMENTS HEREWITH

Dated as of March 31, 2015

i

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT, dated as of March 31, 2015 (this “Agreement”), is by and among (a) The Rubicon Project, Inc., a Delaware corporation (“Parent”), (b) 2459502 Ontario Inc., an Ontario corporation and an indirect wholly owned subsidiary of Parent (“Sub”), (c) Chango Inc., an Ontario corporation (the “Company”), (d) Chris Sukornyk (the “Founder”), Sukornyk Family Trust (the “Founder Trust”), 6549837 Canada Inc. (the “Founder Holdco”), Mantella Venture Partners L.P., Metamorphic Ventures, LLC, Metamorphic Ventures II, L.P., Extreme Venture Partners Fund 1 LP, iNovia Investment Fund II, Limited Partnership, iNovia Investment Fund II-A, Limited Partnership, iNovia Investment Fund II-B, Limited Partnership, Rho Canada Ventures, L.P., Rho Investment Partners Canada, L.P., Chad Leger, Dax Hamman and Mazdak Rezvani (collectively, the “Supporting Shareholders”) (e) Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as the initial Securityholder Representative hereunder and (f) the Persons delivering Joinder Agreements herewith.

WHEREAS Parent, Sub and the Company wish to support and facilitate the Arrangement on the terms and subject to the conditions set forth in this Agreement;

WHEREAS the board of directors of Parent has concluded that it is in the best interests of Parent to consummate the Arrangement, on the terms and subject to the conditions set forth in this Agreement, and such board of directors has approved this Agreement;

WHEREAS the board of directors of Sub has concluded that it is in the best interests of Sub to consummate the Arrangement, on the terms and subject to the conditions set forth in this Agreement, and such board of directors has approved this Agreement;

WHEREAS the board of directors of the Company has concluded that it is in the best interests of the Company to consummate the Arrangement, on the terms and subject to the conditions set forth in this Agreement, and such board of directors has approved this Agreement and intends to recommend that the Arrangement Resolution be approved by its shareholders, on the terms and subject to the conditions of this Agreement;

WHEREAS as a condition to the willingness of Parent and Sub to enter into this Agreement, the Supporting Shareholders holding in aggregate: (i) approximately 90.45% of the Company Common Shares on a non-diluted basis and approximately 71.00% of the Company Common Shares on a fully diluted basis (excluding Company Preferred Shares); (ii) approximately 98.25% of the Company Class A Shares; (iii) approximately 99.65% of the Company Class B Shares on a non-diluted basis and approximately 99.20% of the Company Class B Shares on a fully diluted basis (assuming the exercise of the Company Warrant) and (iv) approximately 91.27% of the Company Class B-1 Shares have agreed, inter alia, to vote in their capacity as Company Shareholders in favour of the Arrangement Resolution by virtue of executing this Agreement;

WHEREAS as a condition to the willingness of Parent and Sub to enter into this Agreement: (a) the Supporting Shareholders have agreed to and the other Selling Shareholders shall, pursuant to the Plan of Arrangement, be bound to indemnify Parent and Sub against, among other things, losses arising out of breaches of certain representations, warranties, covenants and agreements in this Agreement; and (b) the Indemnity Proceeds shall be deposited by Sub (or a Subsidiary of Parent, on behalf of Sub), with the Escrow Agent as a holdback from the consideration otherwise payable to the Selling Shareholders as to secure the indemnification obligations contained in this Agreement; and

WHEREAS as an essential inducement for Parent and Sub to enter into this Agreement, those Company Group Employees whose names are listed on Exhibit A hereto (the “Key Employees”) are, concurrently with the parties entering into this Agreement entering into non-competition agreements dated the date of this Agreement (the “Non-Competition Agreements”), and the Founder is entering into a retention agreement dated the date of this Agreement (the “Employee Agreement”), in each case, that will become effective upon consummation of the Arrangement.

NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and subject to the conditions set forth herein, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Defined Terms. For purposes of this Agreement:

“2012 and 2013 Annual Financial Statements” has the meaning given to such term in Section 3.6(a).

“Accounts Receivable Loan” means, as at the Closing Time, the aggregate amount owing pursuant to the Revolving Facility (as defined in the Comerica Loan Agreement), excluding, for greater certainty, any amounts owing under the Term Facility (as defined in the Comerica Loan Agreement).

“Acquisition Proposal” means any offer or proposal for, or any indication of interest in, any of the following (other than the Arrangement): (i) any direct or indirect acquisition or purchase of all or any portion of the Company Shares or other equity or ownership interest of the Company, (ii) any direct or indirect acquisition or purchase of all or a material portion of the assets of the Company Group, (iii) any amalgamation, arrangement, consolidation or other business combination relating to the Company or (iv) any recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to the Company.

“Act” means the Business Corporations Act (Ontario).

“Action” means any claim, action, suit, inquiry, proceeding, audit or investigation by or before any Governmental Authority, or any other arbitration, mediation or similar proceeding.

“Actual Net Revenue” means the Net Revenue generated by the Company Group on a consolidated basis for the fiscal year ending December 31, 2015.

“Advisory Group” has the meaning given to such term in Section 2.17(e).

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Aggregate Special Contingent Amount” has the meaning given to such term in the Plan of Arrangement.

“Agreement” has the meaning given to such term in the preamble.

“Ancillary Agreements” means the Escrow Agreement, the Exchange Agent Agreement, the Joinder Agreements, the Non-Competition Agreements, the Employee Agreement and all other agreements, documents and instruments required to be delivered by any party pursuant to this Agreement, and any other agreements, documents or instruments entered into at or prior to the Closing in connection with this Agreement or the Transactions.

“Arbiter” has the meaning given to such term in Section 2.11(d).

“Arrangement” means the arrangement involving Parent, Sub and the Company under the provisions of Section 182 of the Act on the terms and conditions set forth in this Agreement, all on such terms as are consistent with the provisions hereof, all as more particularly described in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 2.9 or the Plan of Arrangement or made at the direction of the Court in the Final Order.

“Arrangement Consideration” means the sum of: (i) the Estimated Closing Consideration (as the same may be adjusted pursuant to Section 2.12) plus (ii) the Contingent Amount.

“Arrangement Resolution” means the special resolution of shareholders approving the Arrangement, substantially in the form of Exhibit B: (i) to be considered at the Special Meeting, and any amendments or variations thereto made in accordance with the provisions of this Agreement or made at the direction of the Court in the Interim Order or otherwise; or (ii) approved by written resolution executed by all of the Company Shareholders in lieu of the Special Meeting.

“Articles of Arrangement” means the articles of arrangement of the Company to be filed with the Director in connection with the Arrangement after the Final Order is made in order for the Arrangement to become effective.

“Average Price” means a dollar amount per share of Parent Common Stock (subject to appropriate adjustment in the event of any share dividend, share split, combination or other similar recapitalization with respect to the shares of Parent Common

Stock) equal to the greater of: (i) the volume-weighted-average trading prices of shares of Parent Common Stock on the NYSE (as reported on Bloomberg Financial Markets or such other source as Parent and Securityholder Representative shall agree in writing) for the period of 25 consecutive trading days ending on (and including) the trading day that is one day prior to the Closing Date (e.g., if the Closing Date is a Thursday, the 25 consecutive trading days would end on and include the Wednesday immediately preceding the Closing Date, assuming that all week days were trading days); and (ii) $18.77.

“Balance Sheet” has the meaning given to such term in Section 3.6(b).

“Balance Sheet Date” has the meaning given to such term in Section 3.6(b).

“Benefit Plans” means any plan, arrangement, agreement (including any employment or retention agreement and any multiple employer plan), program, policy, practice or undertaking, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered, that provides any employee benefit, fringe benefit, supplemental unemployment benefit, bonus, incentive, profit sharing, termination, severance, change of control, pension, supplemental pension, retirement, stock option, stock purchase, stock appreciation, share unit, phantom stock, equity-based compensation, deferred compensation, health, welfare, medical, dental, disability, life insurance and any similar plans, programs, arrangements or practices, including all plans, agreements or practices which are “employee benefit plans”, as defined in Section 3(3) of ERISA, in each case (x) for the benefit of Company Group Employees or former employees, officers or directors of the Company Group or other Persons who are receiving remuneration for work or services provided to the Company Group who are not Company Group Employees (or any spouses, dependents, survivors or beneficiaries of such Persons), or (y) that are maintained, sponsored or funded by the Company Group or (z) under which the Company Group has, or will have, any liability or contingent liability, provided that a Benefit Plan shall explicitly exclude all Statutory Plans.

“Benefit Plan Liabilities” means any and all liabilities or obligations in respect of the participation of Non-Company Group Benefit Plan Participants under each Benefit Plan (including Losses, claims Incurred, and premiums or other contributions payable under the terms of the Benefit Plan), whether or not such liabilities or obligations become due or payable prior to or after the Closing Date.

“Bonuses” means any stay, retention, change of control, equity appreciation, phantom equity, deferred compensation, non-compete, transition or similar payments due by any Company Group Member to any Person, and any other accelerations or increases in rights or benefits of any of the employees or consultants of any Company Group Member (whether payable or occurring prior to, on or after the Closing Date), under any plan, agreement or arrangement of the Company, which obligation, in each case, arises in connection with or as a result of the execution of this Agreement or the consummation of the Transactions.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in Los Angeles, California or Toronto, Ontario.

“Business Plan” means the annual operating plan of the Company Group for the fiscal year ending December 31, 2015, which shall include a reasonably detailed capital expenditure budget and operating budget for such fiscal year.

“Capped Special Indemnity Matters” means: (i) the inaccuracy or breach of any representation or warranty in Section 3.14 or Section 3.20; (ii) any claims pursuant to Section 9.2(h); or (iii) Section 9.2(i) with respect to the items set forth in Section 9.2(i) of the Disclosure Schedule relating to those matters disclosed in Section 3.14(d), Section 3.14(h) or Section 3.20(a);

“Claim Notice” has the meaning given to such term in Section 9.4(a).

“Closing” has the meaning given to such term in Section 2.10(a).

“Closing Date” has the meaning given to such term in Section 2.10(a).

“Closing Statement” has the meaning given to such term in Section 2.12(b).

“Closing Time” has the meaning given to such term in Section 2.10(b).

“Code” means the Internal Revenue Code of 1986.

“Comerica Loan Agreement” means the loan agreement made as of March 27, 2012 between Comerica Bank and the Company, as amended from time to time.

“Company” has the meaning given to such term in the preamble to this Agreement.

“Company Articles” means the articles of the Company, effective as of the date of this Agreement, as the same may be amended or replaced from time to time.

“Company Bylaws” means the by-laws of the Company, effective as of the date of this Agreement, as the same may be amended or replaced from time to time.

“Company Class A Shares” means the Class A Preferred Shares in the capital of the Company.

“Company Class B Shares” means the Class B Preferred Shares in the capital of the Company.

“Company Class B-1 Shares” means the Class B-1 Preferred Shares in the capital of the Company.

“Company Common Shares” means the Common Shares in the capital of the Company.

“Company Fundamental Representations” has the meaning given to such term in Section 9.1(a).

“Company Group” means, collectively, all of the Company Group Members.

“Company Group Employees” means the employees of the Company Group identified on Section 3.11(f) of the Disclosure Schedule.

“Company Group Members” means, collectively, the Company and the Company Subsidiary Group Member; and “Company Group Member” means any one of them.

“Company Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (i) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company Group, taken as a whole, or (ii) materially impairs the ability of the Company to consummate, or prevents or materially delays, the Arrangement or any of the other Transactions; provided, however, that in the case of clause (i) only, Company Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (A) changes generally affecting the advertising services industry, or the economy or the financial or securities markets, or the social and political system in Canada or the United States, (B) the outbreak of war or other political, religious or ethnic conflict, pandemics, natural disasters or acts of terrorism, (C) actual changes (or proposed changes that have become publicly known) in Law or GAAP, (D) the taking of an action by any Company Group Member that is not required to be taken pursuant to the terms of this Agreement and which is taken at Parent’s express written request or any action expressly required to be taken by any Company Group Member pursuant to this Agreement or the failure to take any action by any Company Group Member if that action is expressly prohibited by this Agreement (provided that any effect of compliance with the terms of Section 6.1 shall not be considered for purposes of this clause (D)), (E) the announcement or pendency of this Agreement or the Transactions, (F) without more, the failure of the Company Group to achieve estimated or projected financial results (provided that the event, change, circumstance, occurrence, effect of state of facts giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect) or (G) subject to compliance with the express provisions of this Agreement (including Section 2.12), the use by the Company Group of all or substantially all of its cash and cash equivalents to reduce Current Liabilities immediately prior to the Closing Time so long as the reduction in Current Liabilities would not result in any Company Group Member becoming bankrupt or insolvent; provided further, that, with respect to clauses (A), (B) and (C), the impact of such event, change, circumstances, occurrence, effect or state of facts is not disproportionately adverse to the Company Group.

“Company Option” means any outstanding option exercisable for Company Common Shares.

“Company Option Plan” means the stock option plan of the Company dated as of March 12, 2009, as amended June 11, 2009, as further amended November 1, 2010, January 28, 2011, April 10, 2013 and December 4, 2014.

“Company Preferred Shares” means, collectively, the Company Class A Shares, the Company Class B Shares and the Company Class B-1 Shares.

“Company Registered IP” has the meaning given to such term in Section 3.14(g).

“Company Securities” means collectively, the Company Shares, the Company Options and the Company Warrants.

“Company Securityholders” means, collectively, the Company Shareholders, the holders of Company Options and the holders of Company Warrants; and “Company Securityholder” means any one of them.

“Company Shareholder Approval” means approval of the Arrangement Resolution by either: (a) each of (i) not less than two-thirds of the votes cast on the Arrangement Resolution by the holders of Company Common Shares present in person or by proxy at the Special Meeting; (ii) not less than two-thirds of the votes cast on the Arrangement Resolution by the holders of the Company Class A Shares present in person or by proxy at the Special Meeting; (iii) not less than two-thirds of the votes cast on the Arrangement Resolution by the holders of the Company Class B Shares present in person or by proxy at the Special Meeting; and (iv) not less than two-thirds of the votes cast on the Arrangement Resolution by the holders of the Company Class B-1 Shares present in person or by proxy at the Special Meeting, in each case, at which the requisite quorum of Company Shareholders is present in person or by proxy; or (b) a written resolution of all of the Company Shareholders in lieu of the Special Meeting.

“Company Shareholders” means, collectively, the holders of the Company Shares; and “Company Shareholder” means any of them;

“Company Shareholders Agreement” means the Second Amended and Restated Shareholders’ Agreement dated January 28, 2011 between the Company and the Company Shareholders, as amended by the Omnibus Amending Agreement dated September 10, 2012, and as the same has been and may be further amended, supplemented or restated from time to time in accordance with its terms;

“Company Shares” means, collectively, the Company Common Shares and the Company Preferred Shares.

“Company Subsidiary Group Member” means any Subsidiary of the Company.

“Company Warrant” means any outstanding warrant exercisable for Company Shares.

“Confidentiality Agreement” means the Mutual Non-Disclosure Agreement dated November 5, 2014 between Parent and the Company.

“Consideration Spreadsheet” has the meaning given to such term in Section 2.15.

“Contingent Amount” means the amount determined pursuant to Section 2.11.

“Contingent Amount Lockup Commencement Date” means December 31, 2015 unless the Securityholder Representative notifies Parent, in accordance with Section 2.11(c), that it disagrees with any calculation set forth on the Contingent Consideration Statement, in which case, it shall mean the earlier of: (i) the date that shares of Parent Common Stock are paid to the Selling Shareholders in satisfaction of the Contingent Amount; and (ii) March 1, 2016.

“Contingent Average Price” means, without duplication, a dollar amount per share of Parent Common Stock (subject to appropriate adjustment in the event of any share dividend, share split, combination or other similar recapitalization with respect to the shares of Parent Common Stock) equal to the greater of: (i) the volume-weighted-average trading prices of shares of Parent Common Stock on the NYSE (as reported on Bloomberg Financial Markets or such other source as the parties shall agree in writing) for the period of 10 consecutive trading days ending on (and including) the trading day that is one day prior to December 31, 2015; and (ii) the Average Price.

“Contingent Consideration Statement” has the meaning given to such term in Section 2.11(a).

“Contract” means any contract, agreement, arrangement, undertaking, promise, commitment or understanding, whether written or oral and whether express or implied.

“control,” including the terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by Contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“COPPA” means the U.S.A. Children’s Online Privacy Protection Act, as amended, and the rules and regulations pertaining thereto.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“CPOA” has the meaning given to such term in Section 2.17(c).

“Current Assets” means, as of any specified date, without duplication, the aggregate current assets of the Company Group on a consolidated basis (including the aggregate amount of: (i) all cash and cash equivalents; (ii) accounts receivable (net of allowance for doubtful accounts); (iii) prepaid expenses; (iv) scientific research and experimental development credits receivable; and (v) security deposits paid by any Company Group Member and refundable to any Company Group Member), in each case, as of such date and calculated in accordance with GAAP (as modified by the Company’s accounting practices disclosed in Section 3.6(b) of the Disclosure Schedule) applied on a basis consistent with the preparation of the Balance Sheet, but excluding deferred Tax assets.

“Current Liabilities” means, as of any specified date, without duplication, the aggregate current liabilities of the Company Group on a consolidated basis (including the aggregate amount of: (i) accounts payable; (ii) accrued unpaid expenses including (A) accrued payroll and related expenses (including unpaid salaries, wages and other compensation (including Bonuses), unpaid expense reimbursements and unused vacation); and (B) accrued Taxes; (iii) deposits; (iv) customer credits and deferred revenue; (v) severance obligations other than Parent Initiated Severance; (vi) anticipated expenses relating to the preparation and filing of any Tax Returns associated with the scientific research and experimental development credits receivable included as Current Assets in the Closing Statement; and (vii) all other liabilities of the Company Group, including the Accounts Receivable Loan but excluding, for greater certainty, unpaid Transaction Expenses, in each case, as of such date and calculated in accordance with GAAP (as modified by the Company’s accounting practices disclosed in Section 3.6(b) of the Disclosure Schedule) applied on a basis consistent with the preparation of the Balance Sheet.

“D&O Tail Policy” has the meaning given to such term in Section 6.9.

“Data” means Personal Information and other data regulated by Privacy Laws, including data about individuals: (i) for whom services are provided by such Company Group Member or such Company Group Member’s customers or such customer’s customers; (ii) to whom such Company Group Member, such Company Group Member’s customers or business partners, or their respective customers or business partners, markets its products or services; (iii) who visit such Company Group Member’s Websites or the Websites of any customers or business partners of such Company Group Member, or of such customers’ or business partners’ respective customers or business partners; (iv) who otherwise communicate with such Company Group Member or such Company Group Member’s customers or business partners, or their respective customers or business partners, about their respective services or business; or (v) who are employed or engaged by such Company Group Member.

“Datasite” means the electronic data room maintained by Merrill Corporation.

“Debt Payoff Letter” has the meaning given to such term in Section 8.3(i).

“Defined Benefit Pension Plan” means any Benefit Plan that is a “registered pension plan” as defined in subsection 248(1) of the Tax Act and which contains a “defined benefit provision” as defined in subsection 147.1(1) of the Tax Act.

“Direct Claim” has the meaning given to such term in Section 9.4(c).

“Director” means the Director appointed under section 278 of the Act.

“Disclosure Schedule” has the meaning given to such term in the preamble to Article III.

“Dissent Rights” means the rights of dissent in favour of the Company Shareholders in respect of the Arrangement as contemplated in the Plan of Arrangement.

“Dissenting Shareholder” means a registered Company Shareholder who has properly and validly dissented in respect of the Arrangement Resolution in strict compliance with the Dissent Rights, who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights and who is ultimately determined to be entitled to be paid the fair value of his, her or its Company Shares, but only in respect of the Company Shares in respect of which Dissent Rights are validly exercised by such registered Company Shareholder.

“Employee Agreement” has the meaning given to such term in the preamble to this Agreement.

“Encumbrance” means any charge, claim, limitation, condition, equitable interest, mortgage, lien, option, pledge, security interest, easement, encroachment, right of first refusal, adverse claim or restriction of any kind, including any restriction on or transfer or other assignment, as security or otherwise, of or relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Environmental Law” means any Laws of any Governmental Authority relating to: (i) Releases or threatened Releases of Hazardous Substances or materials containing Hazardous Substances; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (iii) pollution or protection of the environment, health, safety or natural resources.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity which would be considered one employer with the Company under Section 414 of the Code or Title IV of ERISA.

“Escrow Agent” means American Stock Transfer & Trust Company, LLC or its successor under the Escrow Agreement.

“Escrow Agreement” means the Escrow Agreement to be entered into by Parent, Sub, the Securityholder Representative and the Escrow Agent, substantially in the form attached as Exhibit C hereto.

“Estimated Closing Consideration” means an amount equal to: (i) $100,000,000, less (ii) all Indebtedness owed by any Company Group Member (other than Indebtedness owed to another Company Group Member) and all ancillary obligations thereto (including all interest accrued thereon and all fees, charges or premiums associated therewith), to the extent not paid prior to the date of the Closing Statement (other than the Accounts Receivable Loan), less (iii) all Transaction Expenses to the extent not paid prior to the date of the Closing Statement, less (iv) the Retention Equity Value; plus (v) if the Estimated Net Adjustment Amount exceeds the Net Adjustment Amount Target, the amount by which the Estimated Net Adjustment Amount exceeds the Net Adjustment Amount Target, less, (vi) if the Net Adjustment Amount Target exceeds the Estimated Net Adjustment Amount, the amount by which the Net Adjustment Amount Target exceeds the Estimated Net Adjustment Amount less (vii) any Transfer Taxes payable pursuant to Section 7.1, whether payable prior to or after Closing, to the extent not paid prior to the date of the Closing Statement.

“Estimated Closing Statement” has the meaning given to such term in Section 2.12(a).

“Estimated Current Assets” has the meaning given to such term in Section 2.12(a).

“Estimated Current Liabilities” has the meaning given to such term in Section 2.12(a).

“Estimated Net Adjustment Amount” has the meaning given to such term in Section 2.12(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations pertaining thereto.

“Exchange Agent” means any nationally recognized provider of depositary and share exchange services selected by Parent, acting reasonably, in connection with the Arrangement.

“Exchange Agent Agreement” means the exchange agent agreement to be entered into between Parent, Sub and the Exchange Agent.

“Executive Services Agreement” means the Executive Services Agreement dated May 21, 2009 between the Company, the Founder and BaseCamp Partners Inc., as assigned to Mantella Venture Partners L.P. on December 2, 2009, as the

same may be amended, supplemented or restated from time to time in accordance with its terms.

“Expense Fund” has the meaning given to such term in Section 2.17(f).

“Expense Fund Amount” has the meaning given to such term in Section 2.17(f).

“Final Closing Consideration” has the meaning given to such term in Section 2.12(e).

“Final Estimated Closing Statement” has the meaning given to such term in Section 2.12(a).

“Final Order” means the order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Closing Date or, if appealed, then unless such appeal is withdrawn or dismissed, as affirmed or as amended on appeal.

“Financial Statements” has the meaning given to such term in Section 3.6(a).

“Founder” has the meaning given to such term in the preamble to this Agreement.

“Founder Group Members” means, collectively, the Founder, the Founder Holdco, the Founder Trust and any of their respective associates (as defined in the Act) and Affiliates; and “Founder Group Member” means any one of them.

“Founder Holdco” has the meaning given to such term in the preamble to this Agreement.

“Founder Trust” has the meaning given to such term in the preamble to this Agreement.

“Fundamental Representations” has the meaning given to such term in Section 9.1(a).

“Funded Indebtedness” means, as at a specified date, (i) all indebtedness for borrowed money of the Company Group, and all obligations evidenced by notes, bonds, debentures or other similar interests; (ii) all liabilities and amounts owed by the Company Group in respect of the acceleration, termination, cancellation or prepayment of indebtedness for borrowed money; and (iii) any accrued and unpaid interest on the foregoing items.

“GAAP” means United States generally accepted accounting principles and practices as in effect as of the date of this Agreement.

“General Indemnity Matters” means: (i) the causes set forth in Section 9.2(a) (and Section 9.2(j) as it relates thereto); (ii) Section 9.2(i) (other than with respect to the items set forth in Section 9.2(i) of the Disclosure Schedule relating to those matters disclosed in Section 3.14(d), Section 3.14(h), or Section 3.20(a) of the Disclosure Schedule) (and Section 9.2(j) as it relates thereto) and (iii) Section 9.3(a) (and Section 9.3(c) as it relates thereto), but, in each case, excluding Special Indemnity Matters.

“Governmental Authority” means any government, governmental, regulatory or administrative authority, branch, bureau, officials, ministers, Crown corporations, agency or commission or any court, board, tribunal, or dispute settlement panels or other law, rule or regulation-making organization or entity: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory, state or other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power.

“Hazardous Substances” means pollutants, contaminants, wastes of any nature, hazardous substances, hazardous materials, toxic substances, prohibited substances, dangerous substances or dangerous goods as defined, judicially interpreted or identified in any Environmental Law including asbestos, asbestos-containing materials, polychlorinated biphenyls (PCBs) and mould.

“Immediate Family” means, with respect to a natural Person, a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships of such natural Person.

“Incurred” means in relation to claims under the Benefit Plans, the date on which the event giving rise to such claim occurred and, in particular: (i) with respect to a death or dismemberment claim, shall be the date of the death or dismemberment; (ii) with respect to a short-term or long-term disability claim, shall be the date that the period of short-term or long-term disability commenced; (iii) with respect to an extended health care claim, including dental and medical treatments, shall be the date of the treatment; and (iv) with respect to a prescription drug or vision care claim, the date that the prescription was filled.

“Indebtedness” means, as at a specified date, the aggregate amount, without duplication, of all outstanding (i) Funded Indebtedness and (ii) Other Indebtedness, including, for greater certainty, any amounts owing under the Comerica Loan Agreement.

“Indemnified Party” has the meaning given to such term in Section 9.4(a).

“Indemnifying Party” has the meaning given to such term Section 9.4(a).

“Indemnity Amount” means $12,000,000.

“Indemnity Cash Amount” means the amount of cash (up to a maximum amount equal to the Indemnity Amount) to be deposited by, or on behalf of, Sub, in its sole discretion, with the Escrow Agent in accordance with the Plan of Arrangement.

“Indemnity Escrow Fund” means the Indemnity Proceeds deposited by Sub (or a Subsidiary of Parent, on behalf of Sub), with the Escrow Agent in accordance with the Plan of Arrangement, as such amount may be increased or decreased as provided in this Agreement, the Plan of Arrangement and the Escrow Agreement.

“Indemnity Proceeds” means the Indemnity Share Amount and the Indemnity Cash Amount.

“Indemnity Share Amount” means that number of shares of Parent Common Stock (rounded to the nearest whole share) having a value equal to: (i) the Indemnity Amount minus the Indemnity Cash Amount, divided by (ii) the Average Price.

“Intellectual Property” means all intellectual property and rights in same, whether registered or not, owned, used or held by the Company Group, including: (i) trade-names, trade-marks, business names and service marks (registered and unregistered), domain names and other internet addresses or identifiers, trade dress and similar rights, and applications (including intent to use applications and similar reservations of marks and all goodwill associated therewith) to register any of the foregoing (collectively, “Trade-Marks”); (ii) patents, utility models and any similar or equivalent statutory rights with respect to the protection of inventions, and all applications for any of the foregoing (including divisionals, reissues, renewals, re-examinations, continuations, continuations-in-part and extensions) (collectively, “Patents”); (iii) copyrights (registered and unregistered) and applications for registration (collectively, “Copyrights”); (iv) trade secrets, know-how, inventions, methods, processes and processing instructions, technical data, specifications, research and development information, technology including rights and licenses, product roadmaps, customer lists and any other information, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, excluding any Copyrights or Patents that may cover or protect any of the foregoing (collectively, “Trade Secrets”); and (v) moral rights (including the benefits of any waivers of same), publicity rights, database rights, goodwill and any other proprietary or intellectual property rights of any kind or nature.

“Interim Financial Statements” has the meaning given to such term in Section 3.6(a).

“Interim Order” means the interim order of the Court made pursuant to the application contemplated by Section 2.4.

“IT” has the meaning given to such term in Section 6.2(b).

“Investment Canada Act” means the Investment Canada Act (Canada), as amended from time to time.

“Joinder Agreements” means the Joinder Agreements to be entered into by certain Company Securityholders, substantially in the form attached as Exhibit F hereto.

“Key Employees” has the meaning given to such term in the Recitals to this Agreement.

“knowledge,” means (i) with respect to any party other than the Company, the knowledge of any officer or director of such party, (ii) with respect to the Company, the knowledge of the Founder, Chad Leger, Mazdak Rezvani, Keith Lorizio, Dax Hamman, Paul McIntyre, Maziar Rezvani and Doris Yip and (iii) such actual knowledge as such Person has obtained following reasonable due inquiry and investigation.

“Law” means any statute, law, ordinance, regulation, rule, code, executive order, treaty, injunction, judgment, award decree or order of any Governmental Authority.

“Leased Real Property” means all real property leased, subleased or licensed to the Company Group or which the Company Group otherwise has a right or option to use or occupy, together with all structures, facilities, fixtures, systems, improvements and items of property previously or hereafter located thereon, or attached or appurtenant thereto, and all easements, rights and appurtenances relating to the foregoing.

“Lockup Period” means with respect to any shares of Parent Common Stock issued or issuable to a Selling Shareholder:

(i) in satisfaction of the Estimated Closing Consideration or pursuant to Section 2.12(e)(ii) (if any), the period beginning on the Closing Date and ending on: (A) in respect of  1⁄4 of such shares of Parent Common Stock, the date that is three months following the Closing Date; (B) in respect of  1⁄4 of such shares of Parent Common Stock, the date that is six months following the Closing Date; (C) in respect of  1⁄4 of such shares of Parent Common Stock, the date that is nine months following the Closing Date; and (D) in respect of the balance of such shares of Parent Common Stock, the date that is 12 months following the Closing Date; and

(ii) with respect to shares of Parent Common Stock issued in satisfaction of the Contingent Amount, (A) in respect of  1⁄4 of such shares of Parent Common Stock, the date that is three months following the Contingent Amount Lockup Commencement Date, (B) in respect of  1⁄4 of such shares of Parent Common Stock, the date that is six months following the Contingent Amount Lockup Commencement Date, (C) in respect of  1⁄4 of such shares of Parent Common Stock, the date that is nine months following the Contingent Amount Lockup Commencement Date and (D) in respect of the balance of such shares of Parent Common Stock, the date that is twelve months following the Contingent Amount Lockup Commencement Date.

“Lockup Securities” has the meaning given to such term in Section 2.13(a).

“Losses” has the meaning given to such term in Section 9.2.

“Made Available” means the applicable document or information was available in the electronic Datasite before 11:59 p.m. (Eastern standard time) on the date that is one day prior to the date of this Agreement (as evidenced by a CD-ROM or a jump drive or other fixed media with copies of all such documents and information on such Datasite at or prior to such time, a copy of which will be delivered to Parent and the Securityholder Representative on or before Closing).

“Majority Securityholders” has the meaning given to such term in Section 2.17(d).

“Material Contracts” has the meaning given to such term in Section 3.17(a).

“Misrepresentation” means an untrue statement of material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

“Multi-Employer Plan” means any Benefit Plan to which any Company Group Member is required to contribute pursuant to a collective agreement, participation agreement or any other agreement and which is not maintained or administered by such Company Group Member or its Affiliates.

“Net Adjustment Amount” means an amount calculated as of the Closing Date pursuant to Section 2.12 and without duplication, equal to (i) the Current Assets, minus (ii) the Current Liabilities.

“Net Adjustment Amount Target” means $ equivalent of C$6,000,000 (determined as of the Closing Date).

“Net Revenue” means the amount, calculated in accordance with GAAP (as modified by the Company’s accounting practices disclosed in Section 3.6(b) of the Disclosure Schedule), of amounts billed to customers pursuant to valid and binding insertion orders or other Contracts, less any amounts due to third parties related to the acquisition of media on behalf of such customer and other cost of revenue amounts as required under GAAP (as modified by the Company’s accounting practices disclosed in Section 3.6(b) of the Disclosure Schedule). By way of example only, if the amount billed by the Company Group pursuant to a Contract is $100,000 and the amounts due to third parties related to the acquisition of media is $40,000, then assuming no deduction for cost of revenue items as defined by GAAP, the Net Revenue is $60,000.

“Net Revenue Target” means $41,200,000, less the amount of actual fees charged by Parent to the Company Group for purchases of inventory through Parent’s exchange during the fiscal year ending December 31, 2015, up to a maximum amount of $3,000,000 (which, for the avoidance of doubt, shall not include: (A) any seller fees charged by Parent to a third-party for the Company Group’s inventory; or (B) any fees charged to the Company Group for purchases of inventory through an exchange other than Parent’s exchange), calculated in accordance with GAAP (as modified by the Company’s accounting practices disclosed in Section 3.6(b) of the Disclosure Schedule).

“Non-Company Group Benefit Plan Participant” means each Person that is eligible to participate in a Benefit Plan, other than: (i) a Company Group Employee (or any spouse, dependent, survivor or beneficiary of such Person); or (ii) a Person who was formerly an employee of the Company Group (or any spouse, dependent, survivor or beneficiary of such Person).

“Non-Company Group Participating Employer” means each entity, other than a Company Group Member, that is eligible to participate in a Benefit Plan in respect of its employees (or any spouses, dependents, survivors or beneficiaries of such Persons).

“Non-Competition Agreements” has the meaning given to such term in the Recitals to this Agreement.

“NYSE” means the New York Stock Exchange.

“Open Source Software” means any software that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), the Apache License and any license identified as an open source license by the Open Source Initiative (www.opensource.org)), including any software that is licensed, distributed or conveyed under a Contract that requires as a condition of its use, modification or distribution that it, or other software into which such software is incorporated or with which such software is distributed or that is derived from such software, be disclosed or distributed in source code form, delivered at no charge or be licensed, distributed or conveyed under the same terms as such Contract.

“Option Grant Date” has the meaning given to such term in Section 3.4(h).

“Other Indebtedness” means, with respect to the Company Group, (i) all liabilities upon which interest charges are customarily paid (excluding, for the avoidance of doubt, trade payables and accrued liabilities incurred in the ordinary course of business consistent with past practice and any Funded Indebtedness), (ii) the amount capitalized under GAAP as liabilities as lessee under capitalized leases, (iii) any liability for the deferred and unpaid purchase price of property, assets or services, (iv) all amounts drawn under surety bonds, letters of credit or similar obligations, (v) all guarantees of indebtedness of any other Person (other than a Company Group Member) by the Company Group (other than, for greater certainty, contractual indemnities incurred in the ordinary course of business) and (vi) any accrued and unpaid interest on the foregoing items.

“Parent” has the meaning given to such term in the preamble to this Agreement.

“Parent Common Stock” means the Common Stock, par value $0.00001 per share, of Parent.

“Parent Fundamental Representations” has the meaning given to such term in Section 9.1(a).

“Parent Indemnified Parties” has the meaning given to such term in Section 9.2.

“Parent Initiated Severance” means any liability of the Company Group relating to or arising as a result of the termination of any Company Group Employees at the request of, or upon the instructions of, Parent or Sub in connection with the Transactions, whether such termination occurs prior to, upon or following the Closing.

“Parent Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (i) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries, taken as a whole, or (ii) materially impairs the ability of Parent and its Subsidiaries to consummate, or prevents or materially delays, the Arrangement or any of the other Transactions; provided, however, that Parent Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (A) changes generally affecting the Parent’s industry, or the economy or the financial or securities markets, or the social and political system in Canada or the United States, (B) the outbreak of war or other political, religious or ethnic conflict, pandemics, natural disasters or acts of terrorism, (C) actual changes (or proposed changes that have become publicly known) in Law or GAAP, (D) the taking of an action by Parent or Sub that is not required to be taken pursuant to the terms of the Agreement and which is taken at the Company’s express written request or any action expressly required to be taken by Parent or Sub pursuant to this Agreement or the failure to take any action by Parent or Sub if that action is expressly prohibited by this Agreement, (E) the announcement or pendency of this Agreement or the Transactions, or (F) without more, the failure of Parent and its Subsidiaries to achieve estimated or projected financial results (provided that the event, change, circumstance, occurrence, effect of state of facts giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Parent Material Adverse Effect” may be taken into account in determining whether there has been a Parent Material Adverse Effect); provided further, that, with respect to clauses (A), (B) and (C), the impact of such event, change, circumstances, occurrence, effect or state of facts is not disproportionately adverse to Parent and its Subsidiaries.

“Parent SEC Documents” has the meaning given to such term in Section 5.5(a).

“Permits” has the meaning given to such term in Section 3.8(b).

“Permitted Encumbrances” has the meaning given to such term in Section 3.12(a).

“Personal Information” means information about an identifiable individual, including information that allows the identification of a particular device or individual.

“Person” means any individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, person, trust, association, body corporate organization or other entity, including any Governmental Authority, and including any successor of any of the foregoing.

“Plan of Arrangement” means, in relation to the Arrangement, the plan of arrangement in the form and having the content of Exhibit D and any amendments or variations thereto made in accordance with the provisions hereof or thereof, or made at the direction of the Court in the Final Order.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Pre-Closing Taxes” means, without duplication, all Taxes for which the Company Group is liable (i) with respect to any Pre-Closing Tax Period; (ii) as a result of being a member of an affiliated, combined, unitary or similar group prior to the Closing; (iii) as a transferee or successor, by contract or pursuant to any Law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing; (iv) arising out of or resulting from the transactions contemplated hereby (including any Transfer Taxes), in each case together with any interest, penalties and additions to Tax with respect to any of the foregoing. In the case of any Straddle Period: (a) Taxes other than those described in clause (b) shall be allocated based on an assumed closing of the books of the Company Group as of the close of the Closing Date, with exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions computed as if the Closing Date was the last day of the Straddle Period) allocated between the portion of the Straddle Period ending on the Closing Date and the portion of the Straddle Period thereafter in proportion to the number of days in each such portion; and (b) any real, personal and intangible property Taxes for the Pre-Closing Tax Period shall be equal to the amount of such Taxes for such entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period.

“Privacy Laws” means all applicable Laws that regulate: (i) the collection, use, processing or disclosure of Personal Information, including Canada’s Personal Information and Protection of Electronic Documents Act S.C. 2000, c. 5 and applicable provincial privacy legislation, COPPA, California’s California Civil Code Section 1798.81.5 and California Business and Professions Code Section 22575, the European Parliament’s Directive 95/46/EC and Directive 2002/58/EC; (ii) the sending of solicited and unsolicited electronic messages and the installation of computer programs, including Canada’s Anti-Spam Legislation and the U.S. CAN-SPAM Act; (iii) the use of Data to target advertisements at individuals, including Canadian privacy regulatory guidance and decisions on online behavioural advertising and applicable industry self-governing standards and policies set forth by the Digital Advertising Alliance, the Digital Advertising Alliance of Canada, the Network Advertising Initiative, and the European Interactive Digital Advertising Alliance; (iv) spyware, adware, and malware; (v) the use of software “cookies” and locally stored objects, or (vi) privacy generally.

“Privacy Statement” has the meaning given to such term in Section 3.20(e).

“Pro Rata Percentage” means, with respect to each Selling Shareholder, the percentage obtained by dividing (i) the number of Company Shares held by such Selling Shareholder on an as converted to Company Common Share basis in accordance with the Plan of Arrangement by (ii) the aggregate number of Company Shares held by all Selling Shareholders on an as converted to Company Common Share basis in accordance with the Plan of Arrangement.

“Proxy Circular” means the notice of Special Meeting and management information circular of the Company to be prepared and sent to Company Shareholders in connection with the Special Meeting, including the exhibits thereto and any letters or other materials provided by the Company to Company Shareholders in connection therewith and all supplements and amendments thereto.

“Related Party” means, with respect to a specified individual, any member of such individual’s Immediate Family; and with respect to a specified Person other than an individual: (i) any Affiliate of such specified Person, or any director, executive officer, general partner or managing member of such Affiliate; (ii) any Person who serves or within the past five years has served as a director, executive officer, partner, member or in a similar capacity of such specified Person; (iii) any Immediate Family member of a Person described in clause (ii); or (iv) any other Person who holds, individually or together with any Affiliate of such other Person and any member(s) of such Person’s Immediate Family, (a) in the case of a company that is listed on a recognized North American stock exchange, more than 5% of the outstanding equity or ownership interests of such company or (b) in all other cases, more than 10% of the outstanding equity or ownership interests of such specified Person.

“Release” has the meaning prescribed in Environmental Laws and includes any release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction, whether accidental or intentional.

“Released Special Contingent Amount” means: (i) if the Actual Net Revenue is less than 75% of the Net Revenue Target, $0; (ii) if the Actual Net Revenue is equal to or greater than 75% of the Net Revenue Target but less than 100% of the Net Revenue Target, then the amount equal to the product obtained by multiplying: (A) the Aggregate Special Contingent Amount by (B) the quotient (which, for greater certainty, shall not be greater than 1.0) obtained by dividing the Actual Net Revenue by the Net Revenue Target; or (iii) if the Actual Net Revenue is equal to or greater than 100% of the Net Revenue Target, the Aggregate Special Contingent Amount.

“Representatives” means, with respect to any Person, the managers, officers, directors, principals, employees, agents, auditors, advisors, bankers, lawyers and other representatives of such Person.

“Retention Equity Value” means $3,500,000.

“Sarbanes-Oxley Act” means the Sarbanes Oxley Act of 2002, as amended, and the rules and regulations pertaining thereto.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations pertaining thereto.

“Securityholder Representative” has the meaning given to such term in Section 2.17(a).

“Securityholder Representative Expenses” has the meaning given to such term in Section 2.17(e).

“Securityholder Representative Group” has the meaning given to such term in Section 2.17(e).

“Selling Shareholders” means, collectively, the Company Shareholders as at the Closing Time (including, for greater certainty, the holders of Company Options that become Company Shareholders prior to the Closing Time) other than Dissenting Shareholders, together with those holders of Company Warrants that become Company Shareholders pursuant to Section 2.2(a) of the Plan of Arrangement; and “Selling Shareholder” means any one of them;

“Software” means any and all computer programs, software (in object and source code), firmware, middleware, applications, APIs, web widgets, code and related algorithms, models and methodologies, schema, architecture, files, documentation and all other tangible embodiments thereof.

“Special Indemnity Matters” means: (i) the inaccuracy or breach of: (A) any Company Fundamental Representation; or (B) any Supporting Shareholders Fundamental Representation; (ii) any claim of fraud, willful misconduct, intentional misrepresentation, willful breach; (iii) any claims pursuant to Section 9.2(b), Section 9.2(c), Section 9.2(d), Section 9.2(e), Section 9.2(f) or Section 9.2(g); (iv) any claims pursuant to Section 9.2(j) as it relates to (i), (ii) or (iii); (v) any Capped Special Indemnity Matters; and (vi) Section 9.3(b) or Section 9.3(c) as it relates to a breach of any Supporting Shareholders Fundamental Representation or the matters described in Section 9.3(b).

“Special Meeting” means the special meeting of the Company Shareholders (including any adjournments or postponements thereof) to be held to consider, among other things, the Arrangement Resolution.

“SR&ED Assignment Agreement” means the Assignment of SR & ED Tax Credits, Refunds and Payments dated March 27, 2012 between the Company and Comerica Bank, as the same may be amended, supplemented or restated from time to time in accordance with its terms.

“Stand-Alone Benefit Plans” means any Benefit Plan which is sponsored or maintained by the Company and in which no other companies or Affiliates of the Company, other than Company Group Members, are eligible to participate.

“Statutory Plans” means statutory benefit plans which any Company Group Member is required to participate in or comply with, including the Canada and Quebec Pension Plans and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation.

“Straddle Period” means any taxable period beginning on or prior to the Closing Date and ending after the Closing Date.

“Sub” has the meaning given to such term in the preamble to this Agreement.

“Subsidiary” means, with respect to any Person, any other Person controlled by such first Person, directly or indirectly, through one or more intermediaries.

“Supporting Shareholders” has the meaning given to such term in the preamble to this Agreement; and “Supporting Shareholder” means any one of them.

“Supporting Shareholders Fundamental Representations” has the meaning given to such term in Section 9.1(a).

“Systems” means servers, hardware systems, databases, circuits, networks and other computer and telecommunications assets and equipment.

“Tax Act” means the Income Tax Act (Canada).

“Tax Authority” means any Governmental Authority having or purporting to exercise jurisdiction with respect to any Tax.

“Tax Return” includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes.

“Taxes” includes (i) any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority (whether imposed directly or through withholding and including taxes of any third party in respect of which a Person may have a duty to collect or withhold and remit and any amounts resulting from the failure to file any Tax Return), whether disputed or not, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, or measured by, or referred to as, net income, gross income, gross receipts, profits, gains, windfall profits, net worth, capital, stock, estimated, ad valorem, transfer, transaction, land transfer, lease, escheat or unclaimed property, sales, goods and services, harmonized sales, use, value-added, alternative or add-on minimum, excise, stamp, environmental, withholding, business, franchising, property, development, occupancy, employer health, payroll, wages, employment, occupation, severance, health, social services, unemployment, welfare, disability, workers’ compensation, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other government pension plan premiums or contributions; (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of Law; and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person.

“Termination Date” has the meaning given to such term in Section 10.1(d).

“Third Party Claim” means the assertion, whether orally or in writing, against an Indemnified Party of an Action brought by a third party against the Indemnified Party that is based on, arises out of, or relates to a subject matter that, if determined adversely to the Indemnified Party (regardless of the eventual outcome of such Action), could result in a claim for indemnification of Losses.

“Transactions” means the transactions contemplated by this Agreement, the Plan of Arrangement and the Ancillary Agreements.

“Transaction Expenses” means, without duplication, the aggregate amount of any and all fees and expenses incurred by or on behalf of, or paid or to be paid directly by, the Company Group or any Person that the Company Group pays or reimburses or is otherwise legally obligated to pay or reimburse in connection with the process of selling the Company Group or the negotiation, preparation or execution of this Agreement or the Ancillary Agreements or the performance or consummation of the Transactions, including (i) all fees and expenses of counsel, advisors, consultants, investment bankers, lawyers, accountants, auditors, the Securityholder Representative (including, for greater certainty, the Expense Fund Amount) and any other experts in connection with the Transactions (including any process run by or on behalf of the Company Group in connection with such transactions and including any fees and expenses of the Company Group’s accountants and auditors in connection with completing the audit of the Company Group’s financial statements contemplated by Section 6.8); (ii) any fees and expenses associated with obtaining necessary or appropriate waivers, consents, or approvals of any Governmental Authority or third parties on behalf of the Company Group in connection with the Transactions (including any process run by or on behalf of the Company Group in connection with such transactions); (iii) any fees or expenses associated with obtaining the release and termination of any Encumbrances in connection with the Transactions (including any process run by or on behalf of the Company Group in connection with such transactions); (iv) all brokers’, finders’ or similar fees in connection with the Transactions (including any process run by or on behalf of the Company Group in connection with such Transactions), and (v) the costs of obtaining the D&O Tail Policy contemplated by Section 6.9.

“Transaction Expenses Payoff Instructions” has the meaning given to such term in Section 8.3(j).

“Transfer” means, with respect to shares of Parent Common Stock, a direct or indirect (including through the use of any derivative or swap instrument or arrangement) sale, assignment, conveyance, gift, exchange, pledge, Encumbrance, contract to sell, lease or other disposition or transfer (or offer to do any of the foregoing) of such shares of Parent Common Stock or any interest therein, whether effective voluntarily, involuntarily or by operation of Law.

“Transfer Taxes” means any and all transfer, filing, recording, documentary, sales, use, stamp, registration, value added and other similar Taxes, duties, transfer costs and fees (including any penalties and interest) incurred in connection with this Agreement or the consummation of the Transactions.

“US Patent Application” means the patent application (Publication no. WO/2012/088596) relating to the invention titled “SYSTEM AND METHOD FOR REAL-TIME SEARCH RE-TARGETING”.

“Warrant Issuance Date” has the meaning given to such term in Section 3.4(i).

“Websites” means all internet websites, including content, text, graphics, images, audio, video, data, databases, Software and related items included on or used in the operation of and maintenance thereof, and all documentation, ASP, HTML, DHTML, SHTML, and XML files, cgi and other scripts, subscriber data, archives, and server and traffic logs and all other tangible embodiments related to any of the foregoing.

ARTICLE II

THE ARRANGEMENT

Section 2.1 The Arrangement. The parties hereto agree, on the terms and subject to the conditions of this Agreement, and in reliance upon the representations, warranties, covenants and agreements contained herein, to carry out the Arrangement in accordance with this Agreement on the terms set out in the Plan of Arrangement, subject to such changes as may be mutually agreed to by the parties in accordance with this Agreement.

Section 2.2 Implementation Steps by the Company. The Company covenants in favour of Parent and Sub that the Company shall:

(a) as soon as reasonably practicable after the execution and delivery of this Agreement and in any event no later than two Business Days after the date of this Agreement: (i) commence an application pursuant to Section 182 of the Act for the Final Order in a manner and form acceptable to Parent, acting reasonably; and (ii) subject to the availability of the Court, and in cooperation with Parent, bring a motion (for and on behalf of the Company) before the Court pursuant to Section 182 of the Act for the Interim Order in a manner and form acceptable to Parent, acting reasonably, providing for, inter alia, the calling and holding of the Special Meeting or approval of the Arrangement Resolution by written resolution executed by all of the Company Shareholders in lieu of the Special Meeting, and thereafter diligently proceed with such motion and diligently pursue obtaining the Interim Order;

(b) convene and hold the Special Meeting or obtain approval of the Arrangement Resolution by written resolution executed by all of the Company Shareholders in lieu of the Special Meeting, as soon as reasonably practicable after obtaining the Interim Order, and in any event no later than 10 Business Days after the Interim Order is obtained, in accordance with the Interim Order, the Company Articles, the Company Bylaws, the Company Shareholders Agreement and applicable Laws, for the purpose of having the Company Shareholders consider the Arrangement Resolution and for any other proper purpose as may be set out in the Proxy Circular (as agreed to with the prior written consent of Parent);

(c) unless the Arrangement Resolution is approved by written resolution executed by all of the Company Shareholders in lieu of the Special Meeting, except to the extent required by a Governmental Authority or by applicable Law or for quorum purposes (in the case of an adjournment), not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Special Meeting without Parent’s prior written consent;

(d) unless the Arrangement Resolution is approved by written resolution executed by all of the Company Shareholders in lieu of the Special Meeting, include in the Proxy Circular the unanimous recommendation of the board of directors of the Company that the Company Shareholders vote in favour of the Arrangement Resolution;

(e) unless the Arrangement Resolution is approved by written resolution executed by all of the Company Shareholders in lieu of the Special Meeting, solicit from the Company Shareholders proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Company Shareholder or other Person other than as contemplated by this Agreement;

(f) unless the Arrangement Resolution is approved by written resolution executed by all of the Company Shareholders in lieu of the Special Meeting, provide notice to Parent of the Special Meeting and allow representatives of Parent to attend and speak at the Special Meeting;

(g) subject to obtaining Company Shareholder Approval and any other approvals as are required by the Interim Order and subject to the availability of the Court, as soon as reasonably practicable after the Special Meeting, and in any event no later than three Business Days thereafter, in cooperation with Parent, diligently proceed with the application (for and on behalf of the Company) before the Court pursuant to Section 182 of the Act for the Final Order and diligently pursue obtaining the Final Order;

(h) subject to obtaining the Final Order and the satisfaction or waiver of the conditions set forth in Article VIII, send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the Act to give effect to the Arrangement pursuant to Section 182 of the Act at a time and in a manner and form acceptable to Parent, acting reasonably;

(i) (i) permit Parent and its external legal counsel to review and comment upon drafts of all materials to be filed by the Company with the Court, the Director or any Governmental Authority in connection with the Arrangement (including the Proxy Circular and any supplement or amendment contemplated by Section 2.6) prior to the service (if applicable) and/or filing of such materials, (ii) give Parent and its outside counsel reasonable time to review and comment upon such materials and (iii) promptly include all reasonable comments in such materials as reasonably proposed by Parent and its external legal counsel;

(j) provide to Parent’s external legal counsel on a timely basis copies of any notice of appearance or other Court documents served on the Company in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order;

(k) instruct external legal counsel acting for the Company to bring the applications and motions referred to in Section 2.2(a) and Section 2.2(g) in cooperation with Parent’s external legal counsel; and

(l) not (i) file any materials with the Court in connection with the Arrangement or serve any such materials, or agree to modify or amend materials so filed or served, or (ii) send to the Director, for endorsement and filing by the Director, the Articles of Arrangement, except in either case as contemplated hereby or with Parent’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.

Section 2.3 Implementation Steps by Parent and Sub. Each of Parent and Sub covenants in favour of the Company that it shall cooperate with the Company in connection with seeking the Interim Order and the Final Order and in completing the Proxy Circular. Without limiting the foregoing, the Company shall advise the Court of Parent’s intention to rely upon Section 3(a)(10) of the Securities Act to implement the Arrangement.

Section 2.4 Interim Order. The notice of motion for the Interim Order referred to in Section 2.2(a) shall request that the Interim Order provide:

(a) for confirmation of the record date for the Special Meeting;

(b) for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Special Meeting and for the manner in which such notice is to provided;

(c) for the grant of the Dissent Rights in accordance with Section 2.14;

(d) that the requisite approval for the Arrangement Resolution shall be: (i)(A) not less than two-thirds of the votes cast on the Arrangement Resolution by the holders of Company Common Shares present in person or represented by proxy at the Special Meeting; (B) not less than two-thirds of the votes cast on the Arrangement Resolution by the holders of Company Class A Shares present in person or represented by proxy at the Special Meeting; (C) not less than two-thirds of the votes cast on the Arrangement Resolution by the holders of Company Class B Shares present in person or represented by proxy at the Special Meeting; and (D) not less than two-thirds of the votes cast on the Arrangement Resolution by the holders of Company Class B-1 Shares present in person or represented by proxy at the Special Meeting; or (ii) a written resolution of all of the Company Shareholders in lieu of the Special Meeting;

(e) that, in all other material respects, unless varied by the Court, the terms, restrictions and conditions of the Company Articles, Company Bylaws and Company Shareholders Agreement, including quorum requirements and all other matters, shall apply in respect of the Special Meeting;

(f) for the notice requirements with respect to the making of the application to the Court for the Final Order;

(g) for such other matters as Parent or Sub may reasonably require subject to obtaining the prior written consent of the Company, such consent not to be unreasonably withheld or delayed; and

(h) that, with the prior written consent of Parent, the Special Meeting may be adjourned or postponed from time to time by the Company in accordance with this Agreement without the need for additional approval by the Court.

Section 2.5 Articles of Arrangement. The Articles of Arrangement shall, upon the issuance of a certificate of arrangement in respect thereof by the Director under Section 183(2) of the Act, together with such other matters as are necessary to effect the Arrangement and subject to the provisions of the Plan of Arrangement, consummate the Plan of Arrangement. The Articles of Arrangement shall be in a form satisfactory to Parent, acting reasonably.

Section 2.6 Proxy Circular. Unless the Arrangement Resolution has been approved by written resolution executed by all of the Company Shareholders in lieu of the Special Meeting:

(a) as promptly as practicable after the execution and delivery of this Agreement, the Company, in consultation with Parent, shall prepare and complete the Proxy Circular together with any other documents required by the Act or other applicable Laws in connection with the Arrangement and the Special Meeting;

(b) the Company shall mail or cause to be mailed and submit or cause to be submitted the Proxy Circular and any other documentation required to be mailed or submitted under the Interim Order and applicable Laws to the Company Shareholders, the directors of the Company, the auditors of the Company and any other required Persons as promptly as practicable in order to comply with the terms of this Agreement, all in accordance with the terms of the Interim Order and applicable Laws and Parent shall provide such assistance as the Company may reasonably request in such regard; provided that, in no event, shall the Proxy Circular and such other documentation be mailed or submitted to any of such aforementioned Persons until the Company has obtained the Interim Order; and

(c) in a timely and expeditious manner, the Company shall prepare (in consultation with Parent) and submit or cause to be submitted amendments or supplements to the Proxy Circular required by applicable Laws or as otherwise agreed between the Company and Parent with respect to the Special Meeting and mail or otherwise disseminate such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, to such Persons and in all jurisdictions where such amendments or supplements are required to be mailed or disseminated, complying in all materials respects with all applicable Laws on the date of the mailing or dissemination thereof.

Section 2.7 Preparation of Filings.

(a) Each of Parent and the Company shall proceed diligently, in a coordinated fashion and use its respective commercially reasonable efforts to cooperate in: (i) if applicable, the preparation of the Proxy Circular as described in Section 2.6; and (ii) the preparation and filing of any exemption or other applications or orders and any other documents required by either of them to discharge their respective obligations under applicable Laws in connection with the Arrangement. Without limiting the foregoing, the Company shall proceed diligently and use its commercially reasonably efforts to take all such actions as may be required under any applicable Laws, the Interim Order or the Act in connection with the Arrangement and the Plan of Arrangement.

(b) Each of Parent and the Company shall furnish to the other, on a timely basis, all information as may be reasonably required of them and their respective Subsidiaries to effect the actions contemplated by Section 2.7(a), and each covenants that such information so furnished by it in writing in connection with those actions or otherwise in connection with the consummation of the Arrangement will not contain any

Misrepresentation. Each of Parent and the Company shall ensure that the information relating to them and their respective Subsidiaries, which is provided in the Proxy Circular, will not contain any Misrepresentation.

(c) Each of Parent and the Company shall promptly notify the other, if at any time before the Closing Time, it becomes aware that the Proxy Circular, if applicable, or an application for the Interim Order, the Final Order or any other filing under applicable Laws contains a Misrepresentation or otherwise requires an amendment or supplement to the Proxy Circular or such application relating to it and its respective subsidiaries. In any such event, Parent and the Company shall cooperate in the preparation of a supplement or amendment to the Proxy Circular or such other document, as the case may be, that corrects that Misrepresentation, and the Company shall cause the same to be communicated or distributed to all required Persons and filed as required under applicable Laws or permitted by the Interim Order.

(d) The Company shall ensure that the Proxy Circular complies with all applicable Laws.

(e) Other than with respect to any disclosure necessary under applicable Law made to the Director or to Company Securityholders and their Representatives, the Company shall take all actions reasonably requested by Parent to ensure that the financial terms and conditions of the Arrangement are not disclosed to the public prior to obtaining the Interim Order or the Final Order, unless any such terms and conditions are publicly disclosed by Parent pursuant to applicable Laws.

Section 2.8 Consent. By the execution of this Agreement, each Supporting Shareholder hereby consents to the Arrangement Resolution and by the execution of each joinder agreement to this Agreement, each other Selling Shareholder hereby consents to the Arrangement Resolution.

Section 2.9 Amendment. Without limiting the provisions of the Plan of Arrangement, the Plan of Arrangement may, at any time and from time to time before and after the holding of the Special Meeting or obtaining approval of the Arrangement Resolution by written resolution executed by all of the Company Shareholders in lieu of the Special Meeting, but not later than the Closing Time, subject to the approval of the Court, if required, be amended by mutual written agreement of Parent, the Company and the Securityholder Representative. Without limiting the generality of the foregoing, any such amendment may: (a) change the time for the performance of any of the obligations or acts of the parties; (b) waive any inaccuracies or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto; (c) waive compliance with or modify any of the covenants contained herein or waive or modify the performance of any of the obligations of the parties; and (d) waive compliance with and modify any conditions precedent contained herein, provided however, that after receipt of approval of the Arrangement Resolution by the Company Shareholders, there shall be no amendment that by Law requires further approval by any Company Securityholders without further notice to or approval of any such Company Securityholders.

Section 2.10 Closing; Closing Time.

(a) The closing of the Arrangement (the “Closing”) shall take place at the offices of Osler, Hoskin & Harcourt LLP, 1 First Canadian Place, 63rd Floor, Toronto, Ontario M5X 1B8 at 10:00 a.m. (Toronto time) on the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of all conditions to the obligations of the parties set forth in Article VIII (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), or at such other place or at such time or on such other date as the parties mutually may agree in writing. The day on which the Closing takes place is referred to as the “Closing Date.”

(b) As soon as practicable on the Closing Date, the Articles of Arrangement shall be filed with the Director. The date and time when the Arrangement shall become effective is herein referred to as the “Closing Time.” From and after the Closing Time, the Plan of Arrangement will have all of the effects provided by applicable Laws, including the Act.

Section 2.11 Contingent Amount.

(a) As soon as reasonably practicable following December 31, 2015, but in any event by no later than March 1, 2016, Parent shall, or shall cause the Company to, prepare and deliver to the Securityholder Representative a statement (the “Contingent Consideration Statement”) setting forth: (i) the Actual Net Revenue; (ii) the Contingent Amount, which shall be determined in accordance with Section 2.11(b) and (iii) the aggregate number of shares of Parent Common Stock (rounded to the nearest whole share) to be delivered by Parent, on behalf of Sub, to the Selling Shareholders pursuant to the Plan of Arrangement in full satisfaction of the Contingent Amount, which shall be calculated by dividing the Contingent Amount by the Contingent Average Price, assuming, for greater certainty, but subject to Section 2.11(e), that the entire Contingent Amount, if any, will be paid in the form of shares of Parent Common Stock.

(b) The Contingent Amount shall be determined as follows:

(i) if the Actual Net Revenue is less than 75% of the Net Revenue Target, the Contingent Amount shall be $0;

(ii) if the Actual Net Revenue is equal to or greater than 75% of the Net Revenue Target but less than 100% of the Net Revenue Target, then the Contingent Amount shall be equal to the product obtained by multiplying: (A) $20,000,000 by (B) the quotient (which, for greater certainty, shall not be greater than 1.0) obtained by dividing the Actual Net Revenue by the Net Revenue Target; or

(iii) if the Actual Net Revenue is equal to or greater than 100% of the Net Revenue Target, the Contingent Amount shall be $20,000,000.

(c) If the Securityholder Representative disagrees with any calculation set forth on the Contingent Consideration Statement, the Securityholder Representative

shall notify Parent of such disagreement in writing within 20 Business Days after the Securityholder Representative’s receipt of the Contingent Consideration Statement (such notice setting forth in reasonable detail the basis for such disagreement). In the event that the Securityholder Representative does not notify Parent in writing of a disagreement with any information set forth on the Contingent Consideration Statement within such 20 Business Day period, the Securityholder Representative, on behalf of all Selling Shareholders, shall be deemed to have accepted the Contingent Consideration Statement and the calculation of the Actual Net Revenue and Contingent Amount, each of which shall be final, binding and conclusive for all purposes hereunder and pursuant to the Plan of Arrangement.

(d) Following Parent’s receipt of a notice of disagreement (if any) provided within the applicable time period contemplated in Section 2.11(c), Parent and the Securityholder Representative shall use reasonable best efforts for a period of 10 Business Days to resolve any disagreements with respect to the calculation in dispute. If, at the end of such 10 Business Day period, Parent and the Securityholder Representative are unable to resolve such disagreement, then KPMG LLP or such other nationally recognized independent accounting firm as may be mutually selected by Parent and the Securityholder Representative (the “Arbiter”) shall resolve any remaining disagreements. Each of Parent and the Securityholder Representative shall promptly provide, in writing, their assertions regarding the calculation in dispute and the resulting computation to the Arbiter and to each other. Parent and the Securityholder Representative shall instruct the Arbiter to render its determination with respect to such disagreements as soon as reasonably practicable which: (i) shall be no later than 30 days following the day on which the disagreement is referred to the Arbiter; and (ii) shall be set forth in a written report setting forth in reasonable detail the Arbiter’s determination and the basis for such determination. The determination of the Arbiter shall be final, conclusive and binding on the parties absent manifest error.

(e) By virtue of the Arrangement, the Contingent Amount, if and to the extent earned by the Selling Shareholders, will be payable by Sub (or Parent or one of its Subsidiaries, on behalf of Sub), in accordance with the Plan of Arrangement. The Contingent Amount, if and to the extent earned, will: (i) be payable, at the sole option of Sub, in: (A) cash, (B) shares of Parent Common Stock or (C) a combination of (A) and (B), where the number of shares of Parent Common Stock (rounded to the nearest whole share) to be delivered (if any) shall be calculated by dividing the Contingent Amount, less any amount to be paid in cash (if any), by the Contingent Average Price; and (ii) will be allocated amongst the Selling Shareholders based on their Pro Rata Percentages.

(f) At the same time as the Contingent Amount is paid in accordance with this Section 2.11 and the Plan of Arrangement, Parent and the Securityholder Representative shall jointly direct the Escrow Agent to transfer the Released Special Contingent Amount (if any) rateably to the Founder Group Members that are Company Shareholders as at the Closing Time (as defined in the Plan of Arrangement) as instructed by the Securityholder Representative and the balance of the Aggregate Special Contingent Amount (if any) to Parent.

(g) Sub shall be entitled to apply and set-off any amount due and unpaid pursuant to this Section 2.11 against any amounts determined to be owing by the Selling Shareholders to the Parent Indemnified Parties pursuant to Article IX.

(h) Following the Closing Time and until December 31, 2015, Parent shall, subject to Section 2.11(j), cause the Company to operate in all material respects in accordance with the Business Plan; provided, however, that notwithstanding the foregoing, Parent shall be entitled to change the Company’s branding to the Parent’s branding.

(i) Notwithstanding anything to the contrary in this Section 2.11, none of Parent, Sub, the Company or any of their Affiliates will: (i) owe any Selling Shareholder any fiduciary duty or other similar duty in respect of this Section 2.11; or (ii) have any obligation or be bound by any agreement or covenant of any kind in respect of this Section 2.11, other than an obligation to comply with the covenants and agreements expressly set forth in this Section 2.11, it being the parties’ intention that any and all other obligations of Parent or its Affiliates relating to this Section 2.11 (whether implied or otherwise) are expressly waived and disclaimed. The parties expressly acknowledge that Parent and its Affiliates currently operate a business and, following the Closing Time, will continue to operate such business and may acquire and/or develop other businesses in the future (which will require the allocation of resources by Parent) and that such actions shall not be deemed to interfere with or impede the ability of the Selling Shareholders to earn the Contingent Amount; provided that, subject to Section 2.11(j), Parent shall nevertheless be required to operate the Company in all material respects in accordance with the Business Plan.

(j) Notwithstanding anything to the contrary in this Section 2.11, Parent shall have the right, in its sole and absolute discretion, to elect, by providing notice to the Securityholder Representative, not to operate the Company in all material respects in accordance with the Business Plan, in which case the Contingent Amount shall be deemed to be $20,000,000 and shall become payable by Sub (or Parent or one of its Subsidiaries, on behalf of Sub), to the Selling Shareholders on December 31, 2015 in accordance with this Agreement and the Plan of Arrangement and the Released Special Contingent Amount shall be deemed to be the Aggregate Special Contingent Amount and such amount shall be released in accordance with Section 2.11(f) at the same time as amounts are paid under this Section 2.11(j).

(k) For greater certainty, this Section 2.11 shall survive a change of control of Parent.

Section 2.12 Calculation of Net Adjustment Amount; Preparation of Final Estimated Closing Statement.

(a) Not less than three Business Days prior to the Closing Date and in no event more than 10 Business Days prior to the Closing Date, the Company shall prepare and deliver, or cause to be prepared and delivered, to Parent a draft of the “Estimated Closing Statement,” which shall include an estimated balance sheet of the

Company Group on a consolidated basis as at immediately prior to the Closing, together with a schedule reflecting in reasonable detail the Company’s good faith estimates of (A) Current Assets (the “Estimated Current Assets”), (B) Current Liabilities (the “Estimated Current Liabilities”); and (C) the Net Adjustment Amount (the “Estimated Net Adjustment Amount”) (each of which shall be separately identified on the Estimated Closing Statement). The Company shall provide to Parent copies of the documents or instruments evidencing the amounts set forth on the Estimated Closing Statement and shall consider in good faith and address any comments or proposed changes to the calculations that may be suggested by Parent or its Representatives in the period following delivery of the Estimated Closing Statement and prior to Closing. Following the review of the Estimated Closing Statement by Parent and the Company’s good faith response to any comments or proposed changes from Parent, the Company shall prepare and deliver to Parent a revised Estimated Closing Statement reflecting any changes that the Company deems necessary or appropriate based upon its good faith review of Parent’s comments or proposed changes. Such revised Estimated Closing Statement shall be deemed the “Final Estimated Closing Statement” and shall be certified, without personal liability, by the Chief Financial Officer and Chief Executive Officer of the Company (or, in each case, a Person acting in a similar capacity) as being true and correct in all material respects. Notwithstanding any other language to the contrary contained herein, no review by Parent or its Representatives of the Estimated Closing Statement or any changes by the Company in response thereto shall impair in any way the rights of Parent to bring any claim for indemnification pursuant to Section 9.2(f).

(b) As soon as reasonably practicable but not later than 60 days following the Closing Date, Parent shall, or shall cause the Company to, prepare and deliver to the Securityholder Representative a balance sheet of the Company Group on a consolidated basis as of immediately prior to the Closing, together with a schedule reflecting in reasonable detail the Parent’s good faith calculations, as at the Closing Date, of: (i) Current Assets; (ii) Current Liabilities; and (iii) the Net Adjustment Amount (collectively, the “Closing Statement”). Parent shall provide the Securityholder Representative and its Representatives reasonable access at reasonable times and upon reasonable notice to the records used to prepare, and the personnel and, subject to the execution of customary work paper access letters, if requested, auditors of the Company responsible for preparing, the Closing Statement and shall cause the personnel of the Company to reasonably cooperate with the Securityholder Representative in connection with its review of the Closing Statement.

(c) If the Securityholder Representative disagrees with any calculation set forth on the Closing Statement, the Securityholder Representative shall notify Parent of such disagreement in writing within 20 Business Days after the Securityholder Representative’s receipt of the Closing Statement (such notice setting forth in reasonable detail the basis for such disagreement). In the event that the Securityholder Representative does not notify Parent in writing of a disagreement with any information set forth on the Closing Statement within such 20 Business Day period, the Securityholder Representative, on behalf of all Selling Shareholders, shall be deemed to have accepted the Closing Statement and the calculation of Current Assets, Current Liabilities and the

Net Adjustment Amount as set out in the Closing Statement, each of which shall be final, binding and conclusive for all purposes hereunder and under the Plan of Arrangement.

(d) Following Parent’s receipt of a notice of disagreement (if any) provided within the applicable time period contemplated in Section 2.12(c), Parent and the Securityholder Representative shall use reasonable best efforts for a period of 10 Business Days to resolve any disagreements with respect to the calculation in dispute. If, at the end of such 10 Business Day period, Parent and the Securityholder Representative are unable to resolve such disagreement, then the Arbiter shall resolve any remaining disagreements. Each of Parent and the Securityholder Representative shall promptly provide, in writing, their assertions regarding the calculation in dispute and the resulting computation to the Arbiter and to each other. Parent and the Securityholder Representative shall instruct the Arbiter to render its determination with respect to such disagreements as soon as reasonably practicable which: (i) shall be no later than 30 days following the day on which the disagreement is referred to the Arbiter; and (ii) shall be set forth in a written report setting forth in reasonable detail the Arbiter’s determination and the basis for such determination. The determination of the Arbiter shall be final, conclusive and binding on the parties absent manifest error.

(e) Within five Business Days of the final determination of the Closing Statement in accordance with Section 2.12(c) or Section 2.12(d), as the case may be:

(i) Parent shall provide to the Securityholder Representative a calculation of the closing consideration (the “Final Closing Consideration”) using the calculation set forth for determining the Estimated Closing Consideration, but substituting the Net Adjustment Amount as finally determined pursuant to the Closing Statement for the Estimated Net Adjustment Amount used in the calculation of the Estimated Closing Consideration;

(ii) By virtue of the Arrangement, if the Final Closing Consideration (as so determined) is greater than the Estimated Closing Consideration, the aggregate amount of the difference thereof will be payable in accordance with the Plan of Arrangement and will (A) be payable, at the sole option of Sub, in (1) cash, (2) shares of Parent Common Stock, or (3) a combination of (1) and (2), where the number of shares of Parent Common Stock (rounded to the nearest whole share) to be delivered by Sub (or Parent or one of its Subsidiaries, on behalf of Sub), (if any) in satisfaction of the payment of such difference shall be calculated by dividing the amount of such difference, less any amount to be paid in cash in respect of the payment of the amount of such difference (if any), by the Average Price and (B) will be allocated amongst the Selling Shareholders based on their Pro Rata Percentage. Sub shall be entitled to apply and set-off any amount due and unpaid pursuant to this Section 2.12(e)(ii) against any amounts determined to be owing by the Selling Shareholders to the Parent Indemnified Parties pursuant to Article IX.

(iii) By virtue of the Arrangement, if the Estimated Closing Consideration is greater than the Final Closing Consideration (as so determined), Sub shall be entitled to make a claim pursuant to Section 9.2(f), and the Selling Shareholders shall pay to Sub the aggregate amount of the difference thereof, which shall be satisfied by the withdrawal by Sub (or as Sub may direct) of a portion of the Indemnity Proceeds from the Indemnity Escrow Fund equal in value to the difference thereof, for greater certainty, using the deemed value described in Section 9.7(a). Any Indemnity Proceeds withdrawn from the Indemnity Escrow Fund in respect of the foregoing shall be allocated amongst the Selling Shareholders based on their Pro Rata Percentage.

Section 2.13 Lockup Securities.

(a) Notwithstanding anything to the contrary in this Agreement or in any other Contract to which a Selling Shareholder is a party, but subject to Section 2.13(b) and Section 2.13(c), no Selling Shareholder shall Transfer any shares of Parent Common Stock received in satisfaction of the Arrangement Consideration (the “Lockup Securities”), at any time during the applicable Lockup Period without the prior written consent of Parent.

(b) Section 2.13(a) shall not prevent any Transfer of any or all of the Lockup Securities:

(i) in the case of a natural Person, during the Selling Shareholder’s lifetime or on the Selling Shareholder’s death, by gift, will or intestate succession, or by judicial decree, to the Selling Shareholder’s Immediate Family members or to trusts, family limited partnerships and similar entities primarily for the benefit of the Selling Shareholder or the Selling Shareholder’s Immediate Family;

(ii) in the case of an entity, to the shareholders of such entity if it is a corporation, to the members of such entity if it is a limited liability company or to the partners in such entity if it is a partnership, or to an Affiliate of such entity;

(iii) pursuant to a bona fide third party tender offer, merger, amalgamation, consolidation or other similar transaction made to all holders of shares of Parent Common Stock; or

(iv) by virtue of a change of control of the Selling Shareholder,

provided, however, that in the cases of clauses (i), (ii) and (iv), it shall be a condition to the Transfer that the transferee execute an agreement stating that the transferee is receiving and holding the Lockup Securities subject to the provisions of this Agreement, and other than to return the Lockup Securities to the Selling Shareholder, there shall be no further transfer of the Lockup Securities except in accordance with this Agreement.

(c) In the event that Parent consents to the Transfer of all or any portion of the Lockup Securities held by a Selling Shareholder during the Lockup Period, Parent will be deemed to have consented to the Transfer of the same portion of Lockup Securities held by each other Selling Shareholder.

(d) Each Selling Shareholder consents to the entry of stop transfer instructions with Parent’s transfer agent and registrar against the transfer of the Lockup Securities, except in compliance with the restrictions set forth in this Agreement. In furtherance of the foregoing, any certificates evidencing shares of Parent Common Stock subject to the provisions of this Agreement shall include legends legally required, including a legend substantially in the following form, and similar instructions shall be provided to Parent’s transfer agent:

“THE TRANSFERABILITY OF THESE SECURITIES IS SUBJECT TO RESTRICTION. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE AND MAY BE REOFFERED AND SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. THESE SECURITIES ARE ALSO SUBJECT TO CONTRACTUAL LIMITATIONS ON RESALE, INCLUDING CERTAIN LOCKUP RESTRICTIONS.”

Section 2.14 Dissenting Shareholders. The Plan of Arrangement shall provide that registered Company Shareholders may exercise Dissent Rights with respect to their Company Shares in connection with the Arrangement pursuant to and in the manner set forth in the Interim Order and the Plan of Arrangement. The Company shall give Parent prompt notice of any written notice of a dissent, withdrawal of such notice, and any other instruments served pursuant to such Dissent Rights and received by the Company.

Section 2.15 Consideration Spreadsheet. Not less than three Business Days prior to the Closing Date and in no event more than 10 Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent a spreadsheet (the “Consideration Spreadsheet”), certified, without personal liability, by the Chief Executive Officer and Chief Financial Officer of the Company (or, in each case, a Person acting in a similar capacity), setting forth for each Company Securityholder:

(a) the number and class of Company Shares held by such Company Securityholder, together with the date(s) that such Company Shares were acquired by such Company Securityholder and the cost basis (or bases, as the case may be) in respect of such Company Shares held by such Company Securityholder;

(b) the number of Company Options held by such Company Securityholder and the exercise price, the vested and unvested portion and the vesting schedule with respect to each such Company Option;

(c) the number of Company Warrants held by such Company Securityholder and the exercise price with respect to each such Company Warrant;

(d) the Estimated Closing Consideration payable to such Company Securityholder pursuant to, and in accordance with the methodologies set forth in, the Plan of Arrangement, including, in each case, the amount to be withheld from such payments in accordance with this Agreement and the Plan of Arrangement;

(e) the portion of the Indemnity Proceeds allocated to such Company Shareholder; and

(f) the Pro Rata Percentage of such Company Securityholder;

(g) the contact information, including email address and mailing address for such Company Securityholder;

(h) the taxpayer identification number of such Company Securityholder (or such other identification information as reasonably requested by Parent, such as social insurance number or social security number);

(i) whether such Company Securityholder holds his, her or its Company Shares, Company Options and Company Warrants, as applicable, as an individual for his, her or its own benefit, an agent, custodian or trustee for another Person(s) (and in any case specifying such other Person(s)), a joint tenant (and specifying the other joint tenant(s)), a tenant in comment or by the entirety (and specifying the other tenant(s)), community property, in a registered account, as a corporation or as a partnership; and

(j) the portion of the Contingent Amount that would be allocable to such Selling Shareholder if Actual Net Revenue is equal to or greater than the Net Revenue Target.

Section 2.16 Withholding Rights. Notwithstanding anything in this Agreement to the contrary, the Company, Parent, Sub, the Exchange Agent or one or more other subsidiaries of Parent, as the case may be, shall be entitled to deduct and withhold from any consideration otherwise payable to any Company Securityholder pursuant to this Agreement or the Plan of Arrangement such amounts as are required or permitted to be deducted and withheld with respect to the making of such payment under (i) the Tax Act, (ii) the Code, (iii) any provision of applicable Tax Law or (iv) the administrative practice of the relevant Governmental Authority administering the foregoing Laws. To the extent that such amounts are so withheld and paid over to or deposited with the relevant Governmental Authority directly or indirectly by the Company, Parent, Sub, the Exchange Agent or one or more other subsidiaries of Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement and the Plan of Arrangement as having been paid to such Company Securityholder, as the case may be, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the relevant Governmental Authority within the time required, and in accordance with applicable Laws.

Section 2.17 Securityholder Representative.

(a) Each Supporting Shareholder and each Person party to a Joinder Agreement hereby appoints, and pursuant to the Plan of Arrangement, each other Company Securityholder shall be deemed to have appointed, Fortis Advisors LLC as its agent, proxy and attorney-in-fact, with full power of substitution, to act on behalf of the Company Securityholders for certain limited purposes, as specified herein (the “Securityholder Representative”), including the full power and authority to act on the Company Securityholders’ behalf as provided in Section 2.17(b). Such agency, proxy and attorney-in-fact are coupled with an interest, are therefore irrevocable without the consent of the Securityholder Representative, except as provided in Section 2.17(d), and shall be binding upon the heirs, executors, administrators, legal representatives, successors and permitted assigns of each Company Securityholder and shall not be affected by, and shall survive, the death, incapacity, bankruptcy, dissolution or liquidation of any Company Securityholder. All decisions, actions, consents and instructions by the Securityholder Representative shall be binding upon all of the Company Securityholders, and no Company Securityholder shall have the right to object to, dissent from, protest or otherwise contest any such decision, action, consent or instruction. Parent and Sub shall be entitled to rely on any decision, action, consent or instruction of the Securityholder Representative as being the decision, action, consent or instruction of the Company Securityholders, and Parent and Sub are hereby relieved from any liability to any Person for acts done by them in reliance thereon.

(b) The Securityholder Representative shall have such powers and authority as are necessary to carry out the functions assigned to him, her or it under this Agreement. Without limiting the generality of the foregoing, the Securityholder Representative shall have full power, authority and discretion to: (i) consummate the Transactions; (ii) negotiate disputes arising under, or relating to, this Agreement, the Plan of Arrangement and the Ancillary Agreements to which it will be a party (including pursuant to Article IX); (iii) authorize disbursement to the Company Securityholders of any funds, shares of Parent Common Stock or other Parent securities received on behalf of the Company Securityholder under this Agreement, the Plan of Arrangement or the Ancillary Agreements to which it will be a party (including pursuant to Section 2.11(e), Section 2.12(e) or Article IX); (iv) authorize the withholding of any amounts received by the Company Securityholders under this Agreement or otherwise to satisfy any and all obligations or liabilities incurred by the Company Securityholders or the Securityholder Representative in the performance of their duties hereunder (including pursuant to this Section 2.17 and Article IX); (v) execute and deliver any amendment or waiver to this Agreement and the Ancillary Agreements to which it will be a party (without the prior approval of the Company Securityholders) other than with respect to this Section 2.17; and (vi) take all other actions to be taken by or on behalf of the Company Securityholders in connection with this Agreement (including pursuant to Article IX) and the Ancillary Agreements to which it will be a party. The Securityholder Representative shall have no duties or obligations hereunder, including any fiduciary duties, except those set forth herein, and such duties and obligations shall be determined solely by the express provisions of this Agreement. The Securityholder Representative shall be entitled to: (i) rely upon the Consideration Spreadsheet; (ii) rely upon any signature believed by it to be genuine; and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Company Securityholder or other party. The powers, immunities and rights to indemnification granted to the Securityholder Representative Group hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy, dissolution or liquidation of the respective Company Securityholder and shall be binding on any heirs, executors, administrators, legal representatives, successors and permitted assigns of each Company Securityholder; and (ii) shall survive the delivery of an assignment by any Company Securityholder of the whole or any fraction of his, her or its interest in the Indemnity Escrow Fund.

(c) The power of attorney granted by each Company Securityholder to the Securityholder Representative is not intended to be a continuing power of attorney within the meaning of and governed by the Substitute Decisions Act (Ontario), or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a “CPOA”). The execution of this Agreement and/or approval of the Arrangement Resolution by a Company Securityholder shall not terminate any such CPOA granted by such Company Securityholder previously and shall not be terminated by the execution by such Company Securityholder in the future of a CPOA, and each Company Securityholder hereby agrees not to take any action in the future which results in the termination of the power of attorney granted hereby.

(d) The Securityholder Representative may resign at any time, and may be removed for any reason or no reason by the vote or written consent of Selling Shareholders holding a majority of the Company Shares as of the Closing Time on an as converted to Common Share basis (the “Majority Securityholders”), with the prior consent of Parent, not to be unreasonably withheld. In the event of the death, incapacity, resignation or removal of the Securityholder Representative, a new Securityholder Representative shall be appointed by the vote or written consent of the Majority Securityholders, with the prior consent of Parent, not to be unreasonably withheld. Notice of such vote or a copy of the written consent appointing such new Securityholder Representative shall be sent to Parent, such appointment to be effective upon the later of the date indicated in such consent or the date such consent is received by Parent; provided, that until such notice is received, Parent and Sub shall be entitled to rely on the decisions, actions, consents and instructions of the prior Securityholder Representative as described in Section 2.17(a). The immunities and rights to indemnification set out in Section 2.17(e) shall survive the resignation or removal of the Securityholder Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement and the Escrow Agreement.

(e) Certain Company Securityholders have entered into an engagement agreement with the Securityholder Representative to provide direction to the Securityholder Representative in connection with the performance of its services under this Agreement and the Escrow Agreement (such Company Securityholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Securityholder Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Securityholder Representative Group”), shall be liable to any Company Securityholders for any losses arising out of or in connection with the acceptance or administration of the Securityholder Representative’s duties hereunder or under any Securityholder Representative engagement agreement absent gross negligence or willful misconduct on the part of the Securityholder Representative. By virtue of the Arrangement and/or the Joinder Agreements, each Company Securityholder, severally but not jointly, shall be deemed to have agreed to indemnify, defend and hold harmless the Securityholder Representative Group from and against any losses, liabilities, damages, claims, costs, fees, amounts paid in settlement expenses (including reasonable legal fees and costs of other skilled professionals and in connection with seeking recovery from insurers), judgments, fines and amounts incurred by the Securityholder Representative

Group arising out of actions taken or omitted to be taken in the Securityholder Representative’s capacity as the Securityholder Representative (except for those arising out of the Securityholder Representative’s gross negligence or willful misconduct), including the costs and expenses of investigation and defense of claims (collectively, the “Securityholder Representative Expenses”). Such Securityholder Representative Expenses may be recovered first, from the Expense Fund, second, from any distribution of the Indemnity Escrow Fund or Contingent Amount otherwise distributable to the Selling Shareholders at the time of distribution, and third, directly from the Selling Shareholders. The Company Securityholders acknowledge that the Securityholder Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or administration of its duties.

(f) Prior to Closing, the Company and the Securityholder Representative will agree upon an amount (the “Expense Fund Amount”) to be held by the Securityholder Representative for the purposes described below. The Expense Fund Amount shall be held by the Securityholder Representative as agent and for the benefit of the Company Securityholders in a segregated client account and shall be used for the purposes of paying directly, or reimbursing the Securityholder Representative for, any Securityholder Representative Expenses incurred pursuant to this Agreement, the Escrow Agreement or any Securityholder Representative letter agreement (the “Expense Fund”). The Securityholder Representative will hold the Expense Fund separate from its corporate funds and will not voluntarily make it available to its creditors in the event of bankruptcy. The Securityholder Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Securityholder Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund, and shall have no tax reporting or income distribution obligations hereunder. As soon as reasonably determined by the Securityholder Representative that the Expense Fund is no longer required to be withheld, the Securityholder Representative shall distribute the remaining Expense Fund (if any) to the Exchange Agent for distribution to the Selling Shareholders in accordance with their Pro Rata Percentage.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY

Except as set forth in the corresponding sections or subsections of the disclosure letter dated the date hereof and separately delivered by the Company with this Agreement (the “Disclosure Schedule”) (each of which shall qualify both the specifically identified Sections or subsections hereof to which such Disclosure Schedule relates and any other section or subsection of the Disclosure Schedule to the extent relevance of such other section or subsection is readily apparent on the face of such disclosure to a reader unfamiliar with the Company and without the need to review any other document other than this Agreement and the Disclosure Schedule (and the documents referred to therein)), the Company hereby represents and warrants to Parent and Sub as follows:

Section 3.1 Organization and Qualification.

(a) Each Company Group Member is: (i) a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has full corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted and as currently proposed to be conducted; and (ii) duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties and assets occupied, owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except, with respect to clause (ii), for any such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has Made Available to Parent a complete and correct copy of the Company Articles, the Company Bylaws, the Company Shareholders Agreement and the constating documents of each Company Subsidiary Group Member. The Company Articles, the Company Bylaws, the Company Shareholders Agreements and the constating documents of each Company Subsidiary Group Member are in full force and effect. The Company is not in violation of any of the provisions of the Company Articles, the Company Bylaws or the Company Shareholders Agreements and no Company Subsidiary Group Member is in violation of any of the provisions of its constating documents. The minute books of the Company Group that have been Made Available for inspection by Parent are true and complete.

Section 3.2 Authority.

(a) The Company has full corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it will be a party and, subject to receipt of the Company Shareholder Approval, the Interim Order and the Final Order, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreements to which the Company will be party, the consummation by the Company of the Transactions and the compliance by the Company with the provisions of this Agreement and the Ancillary Agreements to which the Company will be party have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings are necessary to authorize this Agreement or to consummate the Transactions, subject, in the case of the consummation of the Arrangement, to receipt of the Company Shareholder Approval, the Interim Order and the Final Order. This Agreement has been, and upon execution each of the Ancillary Agreements to which the Company will be a party will have been, duly executed and delivered by the Company and, assuming due execution and delivery by each of the other parties hereto and thereto, this Agreement constitutes, and upon their execution each of the Ancillary Agreements to which the Company will be a party will constitute, the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to the enforcement of creditors’ rights generally and by general principles of equity.

(b) The board of directors of the Company has, at a meeting duly called and held on or prior to the date hereof, duly and unanimously adopted resolutions (i) determining that the terms of this Agreement, the Arrangement and the Transactions are fair to and in the best interests of the Company and the Company Securityholders, (ii) approving and declaring advisable this Agreement and the Transactions, including the Arrangement, and authorizing Persons to execute and deliver this Agreement and the Ancillary Agreements to which the Company will be a party, (iii) directing that this Agreement be submitted to the Company Shareholders for adoption and approval; and (iv) resolving to recommend that the Company Shareholders vote in favor of the adoption and approval of this Agreement and the Transactions, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

Section 3.3 No Conflict; Required Filings and Consents.

(a) Except as set forth on Section 3.3(a) of the Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreements to which the Company will be a party, and the consummation of the Transactions, do not and will not:

(i) conflict with or violate the Company Articles or the Company Bylaws or the constating documents of any Company Subsidiary Group Member;

(ii) conflict with or violate any Law applicable to the Company Group or by which any property or asset of the Company Group is bound or affected; or

(iii) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent of any Person pursuant to, give to others any right of termination, amendment, modification, acceleration or cancellation of, allow the imposition of any fees or penalties, require the offering or making of any payment or redemption, give rise to any increased, guaranteed, accelerated or additional rights or entitlements of any Person or otherwise adversely affect any rights of the Company Group under, or result in the creation of any Encumbrance on any property, asset or right of the Company Group pursuant to, any note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, instrument, obligation or other Contract to which any Company Group Member is a party or by which any Company Group Member or any of its properties, assets or rights are bound or affected.

(b) Except as set forth on Section 3.3(b) of the Disclosure Schedule, no Company Group Member nor any Company Securityholder is required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreements to which the Company will be a party or the consummation of the Transactions or in order to prevent the termination of any right, privilege, license or qualification of the Company Group, except for: (i) the filing of applications (and supporting materials) for each of the Interim Order and the Final Order with the Court; (ii) the filing of the Articles of Arrangement with the Director; (iii) any filings under any applicable competition, antitrust or similar Law, and (iv) such other notices, authorizations, approvals, orders, permits or consents the failure of which to be obtained or made individually or in the aggregate could not reasonably be expected to: (A) have a Company Material Adverse Effect or affect Parent or Sub in a material and adverse manner; (B) impair in any material respect the ability of the Company to perform its obligations under this Agreement; or (C) prevent or materially impede, interfere with, hinder or delay the consummation of any of the transactions contemplated by this Agreement.

(c) The Company Group does not carry on any of the activities of a “cultural business” within the meaning of section 14.1(6) of the Investment Canada Act.

Section 3.4 Capitalization.

(a) The authorized capital of the Company consists of (i) an unlimited number of Company Common Shares, of which 3,537,464 Company Common Shares are issued and outstanding; (ii) 3,259,771 Company Class A Shares, of which 3,259,771 Company Class A Shares are issued and outstanding; (iii) 4,796,889 Company Class B Shares, of which 4,775,282 Company Class B Shares are issued and outstanding; and (iv) 1,387,281 Company Class B-1 Shares, of which 1,387,281 Company Class B-1 Shares are issued and outstanding. Section 3.4(a) of the Disclosure Schedule sets forth a complete and accurate list of all record and beneficial holders of the issued and outstanding shares in the capital of the Company, indicating the respective number and type of class of Company Shares held by such Company Shareholder as of the date hereof.

(b) Section 3.4(b) of the Disclosure Schedule sets forth a complete and correct list of (i) the names and addresses of record of all Persons holding any Company Options, (ii) the class and number of unpurchased Company Shares subject to each such Company Option, (iii) the grant date, exercise price, vesting schedule and expiration date of each such Company Option and (iv) an indication of whether or not each such Company Securityholder is a current employee, consultant, officer or director of the Company. Copies of all agreements or other documents evidencing the Company Options have been Made Available to Parent. All outstanding Company Options have been granted under or are subject in their entirety to the Company Option Plan. The Company has never granted any incentive stock options. Other than the Company Options, the Company Warrants and the Company Preferred Shares or pursuant to this Arrangement Agreement or the Plan of Arrangement, there are no outstanding rights of any Person to receive Company Shares under the Company Option Plan or on a deferred basis or otherwise.

(c) Section 3.4(c) of the Disclosure Schedule set forth a complete and correct list of (i) the names and addresses of record of all Persons holding any Company Warrants; (ii) the class and number of unpurchased Company Shares subject to each Company Warrant and (iii) the grant date, exercise price and expiration date of each such

Company Warrant. Copies of all agreements or other documents evidencing the Company Warrants have been Made Available to Parent.

(d) Except as set forth in Section 3.4(a), Section 3.4(b) or Section 3.4(c) of the Disclosure Schedule, the Company has not issued or agreed to issue any: (a) shares or other equity or ownership interest; (b) option, warrant or interest convertible into or exchangeable or exercisable for the purchase of shares or other equity or ownership interests; (c) stock appreciation right, phantom stock, interest in the ownership or earnings of the Company or other equity equivalent or equity-based award or right; or (d) bond, debenture or other indebtedness having the right to vote or convertible or exchangeable for securities having the right to vote. Each outstanding share or other equity or ownership interest of the Company is duly authorized, validly issued, fully paid and non-assessable. All of the aforesaid shares or other equity or ownership interests have been offered, sold and delivered by the Company in compliance with all applicable Laws. Except as set forth in Section 3.4(b), Section 3.4(c) or Section 3.4(d) of the Disclosure Schedule and except for rights granted to Parent and Sub under this Agreement, there are no outstanding obligations of the Company, in each case, to issue, sell or transfer or repurchase, redeem or otherwise acquire, or that relate to the holding, voting or disposition of, or that restrict the transfer of, the issued or unissued shares or other equity or ownership interests of the Company. No shares or other equity or ownership interests of the Company have been issued in violation of any rights, agreements, arrangements or commitments under any provision of applicable Law, the Company Articles or Company Bylaws or any Contract to which any Company Group Member is a party or by which any Company Group Member is bound.

(e) Except as set forth on Section 3.4(e) of the Disclosure Schedule, no holder of any Company Option is entitled to any acceleration or additional rights with respect to such Company Option in connection with the Arrangement other than as provided in the Plan of Arrangement. All outstanding Company Options are evidenced by individual written option agreements, copies of which have been Made Available to Parent.

(f) No holder of any Company Warrant is entitled to any acceleration or additional rights with respect to such Company Warrant in connection with the Arrangement other than as provided in the Plan of Arrangement.

(g) Section 3.4(g) of the Disclosure Schedule sets forth (i) the name of each holder of unvested Company Options that will be entitled to any acceleration of the vesting of such unvested Company Options as a result of the Transactions (alone or in combination with any other event), (ii) with respect to each such holder, the number and class of Company Shares subject to such unvested Company Options and (iii) with respect to each such holder, the Contracts pursuant to which such holder is entitled to such acceleration.

(h) Except as set forth on Section 3.4(h) of the Disclosure Schedule, (i) each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Option Grant

Date”) by all necessary corporate action, including, as applicable, approval by the board of directors of the Company (or a duly constituted and authorized committee thereof) and any required shareholder approval by the necessary number of votes or by written resolution, and the option agreement governing such grant was duly executed and delivered by each party thereto, (ii) each such grant was made in accordance with the terms of the Company Option Plan and all other applicable Laws, (iii) the per share exercise price of each Company Option was equal to or greater than the fair market value of the underlying Company Shares on the applicable Option Grant Date and (iv) each such grant was properly accounted for in accordance with GAAP in the Financial Statements.

(i) Except as set forth on Section 3.4(i) of the Disclosure Schedule, (i) each issuance of a Company Warrant was duly authorized no later than the date on which the issuance of such Company Warrant was by its terms to be effective (the “Warrant Issuance Date”) by all necessary corporate action, including, as applicable, approval by the board of directors of the Company (or a duly constituted and authorized committee thereof) and any required shareholder approval by the necessary number of votes or by a written resolution, (ii) the per share exercise price of each Company Warrant was equal to or greater than the fair market value of the underlying Company Shares on the applicable Warrant Issuance Date and (iii) each such grant was properly accounted for in accordance with GAAP in the Financial Statements.

Section 3.5 Equity Interests. Section 3.5 of the Disclosure Schedule lists each Company Group Member, its principal business address and its jurisdiction of organization. The authorized share capital of each Company Subsidiary Group Member is set forth on Section 3.5 of the Disclosure Schedule. Except as set forth on Section 3.5 of the Disclosure Schedule, all of the outstanding shares in the capital of, or other equity or voting interests in, each Company Subsidiary Group Member are owned by the Company and all such shares and other equity and voting interests, are free and clear of any Encumbrances and are duly authorized, validly issued and fully paid and non-assessable. Except for shares in the capital of, or other equity or voting interests in, the Company Subsidiary Group Members, each Company Group Member does not own and has never owned, directly or indirectly, any shares in the capital of, or other equity or voting interests in, any Person.

Section 3.6 Financial Statements; No Undisclosed Liabilities.

(a) True and complete copies of (A) the audited balance sheets of the Company Group on a consolidated basis as at December 31, 2013 and December 31, 2012, and the related audited statements of income, retained earnings, shareholders’ equity and cash flows of the Company Group, together with all related notes and schedules thereto, accompanied by the reports thereon of the Company Group’s independent auditors (collectively referred to as the “2012 and 2013 Annual Financial Statements”), (B) the draft balance sheet of the Company Group on a consolidated basis as at December 31, 2014 and the draft related statements of income, retained earnings, shareholders’ equity and cash flows of the Company Group (together with the 2012 and 2013 Annual Financial Statements, the “Financial Statements”) and (C) the unaudited balance sheet of the Company Group on a consolidated basis as at February 28, 2015, and the related statements of income, retained earnings, shareholders’ equity and cash flows of the Company Group (collectively referred to as the “Interim Financial Statements”), are attached hereto as Section 3.6(a) of the Disclosure Schedule. Except as set forth on Section 3.6(a) of the Disclosure Schedule, each of the Financial Statements and the Interim Financial Statements (i) are correct and complete in all material respects and have been prepared in accordance with the books and records of the Company Group; (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated; and (iii) fairly present the consolidated financial position, results of operations and cash flows of the Company Group as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material.

(b) Except as and to the extent adequately accrued or reserved against in the balance sheet of the Company Group on a consolidated basis as at December 31, 2014 (such balance sheet, together with all related notes and schedules thereto, the “Balance Sheet” and such date, the “Balance Sheet Date”) and except as set forth on Section 3.6(b) of the Disclosure Schedule, the Company Group does not have any liability or obligation of any nature, whether accrued, absolute, contingent or otherwise, whether known or unknown and whether or not required by GAAP (as modified by the Company’s accounting practices set forth in Section 3.6(b) of the Disclosure Schedule) to be reflected in a balance sheet of the Company Group or disclosed in the notes thereto, except for liabilities and obligations, incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date, that are not, individually or in the aggregate, material to the Company Group.

(c) Except as set forth on Section 3.6(c) of the Disclosure Schedule, the books of account and financial records of the Company Group are true and correct, represent actual, bona fide transactions, have been maintained in accordance with sound business practices and have been prepared and are maintained in accordance with GAAP.

(d) The Company Group maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (v) the Company Group’s obligations are satisfied in a timely manner and as required under the terms of any Contract. Except as disclosed in the Financial Statements or as required by GAAP, since January 1, 2012, the Company Group has not made any material change in any method of accounting, accounting practice or policy or any internal control over financial reporting.

(e) To the knowledge of the Company, there has been no incidence of fraud since inception of the Company that involves any current or former directors, officers or employees of the Company Group.

(f) Section 3.6(f) of the Disclosure Schedule lists, as of the date hereof, all Indebtedness (including all Indebtedness owed to any Company Group Member by any Company Group Employee or any Company Securityholder).

Section 3.7 Absence of Certain Changes or Events. Except as set forth on Section 3.7 of the Disclosure Schedule, since the Balance Sheet Date: (a) each Company Group Member has conducted its business only in the ordinary course consistent with past practice; (b) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect; (c) no Company Group Member has suffered any loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance; and (d) no Company Group Member has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 6.1 (other than the covenants set forth in Section 6.1(m)(ii) or Section 6.1(m)(iii)).

Section 3.8 Compliance with Law; Permits.

(a) Except as disclosed in Section 3.8(a) of the Disclosure Schedule, each Company Group Member is and has been in compliance, in all material respects, with all Laws applicable to its business, operations, properties or assets, including Laws relating to anti-money laundering, economic sanctions and terrorist financing, the monitoring and reporting of suspicious activity, the protection of Data, privacy, identity theft and consumer protection. None of the Company Group Members or any of their executive officers have received during the past five years, nor, to the knowledge of the Company, except as disclosed in Section 3.8(a) of the Disclosure Schedule, is there any reasonable basis for, any notice, order, complaint or other communication from any Governmental Authority or any other Person that any Company Group Member is not in compliance with any Law applicable to its businesses, operations or assets.

(b) Section 3.8(b) of the Disclosure Schedule sets forth a true and complete list of all permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices or other authorizations of any Governmental Authority necessary for any Company Group Member to own, lease and operate its properties and to carry on its business in all material respects as currently conducted (the “Permits”). Except as disclosed in Section 3.8(b) of the Disclosure Schedule, each Company Group Member: (i) is in possession of all Permits, all of which are valid and in effect, except where any failure to have such Permits would not, individually or in the aggregate, be material to the Company Group; and (ii) is and has been in compliance in all material respects with all such Permits. No suspension, cancellation, modification, revocation or nonrenewal of any Permit is pending or, to the knowledge of the Company, threatened. Each Company Group Member will continue to have the use and benefit of all Permits following consummation of the Transactions. No

Permit is held in the name of any employee, officer, director, shareholder, agent or otherwise on behalf of any member of the Company Group.

Section 3.9 Litigation. Except as set forth on Section 3.9 of the Disclosure Schedule, there is no Action pending or, to the knowledge of the Company, threatened against any Company Group Member, or any property or asset of any Company Group Member, or any of the directors, officers or employees of any Company Group Member in regards to their actions as such, nor, to the knowledge of the Company, is there any reasonable basis for any such Action. There is no Action pending or, to the knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the Transactions. There is no outstanding order, writ, judgment, injunction, decree, determination or award of, or pending or, to the knowledge of the Company, threatened investigation by, any Governmental Authority relating to any Company Group Member, any of its properties or assets, any of its officers or directors, or the Transactions. There is no Action by any Company Group Member pending, or which any Company Group Member has commenced preparations to initiate, against any other Person.

Section 3.10 Employee Benefit Plans.

(a) Section 3.10(a) of the Disclosure Schedule sets forth a true and complete list of the Benefit Plans.

(b) Except as disclosed in Section 3.10(b) of the Disclosure Schedule, none of the Benefit Plans is a Defined Benefit Pension Plan (including a pension plan subject to Title IV of ERISA) or a Multi-Employer Plan (including a plan as defined in Section 4001(a)(3) of ERISA and any multiple employer plan), or subject to statutory minimum funding requirements under the Code and no ERISA Affiliate maintains, sponsors or contributes to any such plan.

(c) Current and complete copies of all written Benefit Plans as amended to date or, where oral, written summaries of the terms thereof, have been Made Available to Parent, together with a true and complete copy of each material document in connection with each such Benefit Plan, including, as applicable: (i) a copy of each trust or other funding arrangement; (ii) member booklets and summary plan descriptions; (iii) the most recent actuarial valuation report; (iv) the most recent two annual reports (Form 5500) for those Benefit Plans subject to ERISA or similar report required to be filed for any non-U.S. plan; and (v) any material correspondence with a Governmental Authority within the past three years.

(d) Each Benefit Plan is, and has been, established, registered, amended, funded, administered and invested in compliance with the terms of such Benefit Plan and all applicable Law. There is no investigation by a Governmental Authority or claim (other than routine claims for payment of benefits) pending or, to the knowledge of the Company, threatened involving any Benefit Plan or their assets, and no facts exist which could reasonably be expected to give rise to any such investigation or claim (other than routine claims for payment of benefits).

(e) Each Benefit Plan that is intended to qualify for tax-preferred or tax-exempt treatment has been duly registered in accordance with applicable Laws (including, to the extent applicable, ERISA and the Code), each Benefit Plan which is intended to be qualified under Section 401(a) of the Code has a current favourable determination letter or National Office Opinion Letter, and, to the knowledge of the Company, no event has occurred with respect to any such Benefit Plan that could result in the revocation of the registration or tax qualification of such Benefit Plan or which could otherwise reasonably be expected to adversely affect the tax status of such Benefit Plan.

(f) Except as disclosed in Section 3.10(f) of the Disclosure Schedule, no Company Group Member has any formal plan and has made no promise or commitment, to create any additional benefit plans which would be considered to be a Benefit Plan once created or to improve, change or accelerate the vesting or payment of the benefits provided under any Benefit Plan.

(g) All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Benefit Plan and each Statutory Plan have been paid or remitted in a timely fashion in accordance with its terms and all Law.

(h) Except as disclosed in Section 3.10(h) of the Disclosure Schedule, none of the Benefit Plans provide for severance payments, benefit increases, other payments or the acceleration of, or an increase in, securing or funding obligations that are contingent upon, or will be triggered by, the entering into of this Agreement or the completion of the transactions contemplated herein.

(i) No individuals are participating in (or are eligible to participate in) any of the Benefit Plans other than Company Group Employees or former employees of any Company Group Member, or officers or directors of any Company Group Member (and any spouses, dependents, survivors or beneficiaries of such Persons).

(j) Except as disclosed in Section 3.10(j) of the Disclosure Schedule or as otherwise required by Law, none of the Benefit Plans provide benefits beyond retirement or other termination of service to Company Group Employees or former employees (or any spouses, defendants, survivors or beneficiaries of any such Persons), including retiree medical or life benefits.

(k) All data necessary to administer each Benefit Plan is in the possession of the applicable Company Group Member or its agents and is in a form which is sufficient for the proper administration of the Benefit Plan in accordance with its terms and all Laws and such data is materially complete and correct.

(l) No material liability under Subtitles C, D, or E of Title IV of ERISA has been or is expected to be incurred by the Company or any Company Subsidiary Group Member with respect to the plan of any ERISA Affiliate.

(m) None of the Company Group Members have any material actual or contingent liability for non-exempt prohibited transactions described in Section 406 of ERISA or Section 4975 of the Code, or as a result of maintaining or contributing to any welfare benefit plan, as defined in Section 3(1) of ERISA, or under the welfare plan of any ERISA Affiliate.

(n) None of the Company Group Members are party to any Contract or Benefit Plan that has resulted, or would result, separately or in the aggregate, in the payment of any “excess parachute payment”, within the meaning of Section 280G of the Code in connection with the Transactions, and are not required to pay, gross up, or otherwise indemnify any Company Group Employee or contractor for any Taxes, including potential Taxes imposed under Code Section 409A or Code Section 4999.

Section 3.11 Labour and Employment Matters.

(a) Except for those employment contracts listed in Section 3.11(a) of the Disclosure Schedule, there are no employment contracts which are not terminable on the giving of reasonable notice in accordance with applicable Law, nor are there any employment contracts providing for cash, other compensation, benefits or contingent rights on Closing.

(b) No Company Group Member is a party to any labour or collective bargaining Contract that pertains to Company Group Employees. To the knowledge of the Company, there are no, and during the past five years there have been no, organizing activities or collective bargaining arrangements that could affect any Company Group Member pending or under discussion with any labour organization or group of Company Group Employees. There is no, and during the past five years there has been no, labor dispute, strike, controversy, slowdown, work stoppage or lockout pending or, to the knowledge of the Company, threatened against or affecting any Company Group Member, nor is there any reasonable basis for any of the foregoing. No Company Group Member has breached or otherwise failed to comply with the provisions of any collective bargaining or union Contract. There are no pending or, to the knowledge of the Company, threatened union grievances or union representation questions or proceedings involving Company Group Employees. No union has bargaining rights in respect of any Company Group Member or any Company Group Employees.

(c) Except as disclosed in Section 3.11(c) of the Disclosure Schedule, each Company Group Member is and during the past five years has been in compliance in all material respects with all applicable Laws respecting employment, including discrimination or harassment in employment, human rights, terms and conditions of employment, employment standards, termination of employment, wages, overtime classification, hours, occupational safety and health, employee whistle-blowing, immigration, employee privacy, employment practices and classification of employees, consultants and independent contractors, labour relations, accessibility, workers compensation, and pay equity. No Company Group Member is engaged in any unfair labour practice, as defined in the United States National Labor Relations Act or other applicable Laws. No unfair labour practice or labor charge or complaint is pending or, to the knowledge of the Company, threatened with respect to any Company Group Member before the United States National Labor Relations Board, the United States Equal Employment Opportunity Commission or any other Governmental Authority. All current assessments under workers’ compensation legislation in relation to any Company Group Member have been paid or accrued by the applicable Company Group Member. Each Company Group Member has been and is not subject to any additional or penalty assessment under such legislation which has not been paid and has not been given notice of any audit. Moreover, each Company Group Member’s accident cost experience is such that there are no pending nor, to the knowledge of the Company, potential assessments, experience rating charges or claims which could adversely affect any Company Group Member’s premium payments or accident cost experience or result in any additional payments in connection with the Transactions.

(d) No Company Group Member is liable for any arrears of wages (including vacation pay and overtime), Taxes, penalties or other sums for failure to comply with any applicable Laws relating to the employment of labour. Each Company Group Member has paid in full to the applicable Company Group Employees or former employees or adequately accrued in accordance with GAAP for all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees.

(e) No Company Group Member is a party to, or otherwise bound by, any consent decree or order with, or citation by, any Governmental Authority relating to employees or employment practices. No Company Group Member nor any of its executive officers has received within the past five years any notice of intent by any Governmental Authority responsible for the enforcement of labour or employment Laws to conduct an investigation relating to any Company Group Member and, to the knowledge of the Company, no such investigation is in progress.

(f) There has not been, and the Company does not anticipate or have any reason to believe that there will be, any adverse change in relations with Company Group Employees as a result of the announcement of the Transactions. To the knowledge of the Company, no current Company Group Employee intends, or is expected, to terminate his or her employment relationship with any Company Group Member following the consummation of the Transactions. Section 3.11(f) of the Disclosure Schedule contains a complete and accurate list of all the Company Group Employees as of March 27, 2015 showing for each Company Group Employee, the name, title, location, service date, whether each individual is treated as exempt or non-exempt, annual salary or wages, vacation entitlement and accrual, and other material compensation as of such date and aggregate annual compensation (including bonus information) for the fiscal year ended December 31, 2014 and the expected total compensation (including any Bonuses) for the year ending December 31, 2015. Section 3.11(f) of the Disclosure Schedule also lists Company Group Employees on inactive status, including lay-off, short-term disability leave, long-term disability leave, pregnancy and parental leave or other extended absences, or receiving benefits pursuant to workers’ compensation legislation, and specifies the last date of active employment, the reason for the absence and the expected date of return of each such Company Group Employee, if known.

Section 3.12 Title to, Sufficiency and Condition of Assets.

(a) Except for such assets of the Company Group for which a specific representation and warranty is made with respect to title, each Company Group Member has good and valid title to or a valid leasehold interest in all of its assets, including all of the assets reflected on the Balance Sheet or acquired in the ordinary course of business since the Balance Sheet Date, except those sold or otherwise disposed of for fair value since the Balance Sheet Date in the ordinary course of business consistent with past practice. The assets owned or leased by each Company Group Member constitute all of the assets necessary for the Company Group Member to carry on its businesses as currently conducted. None of the assets owned or leased by any Company Group Member is subject to any Encumbrance, other than (i) liens for Taxes not yet past due or which are being diligently contested in good faith by appropriate proceedings (as described in Section 3.12 of the Disclosure Schedule) and for which adequate reserves have been established in accordance with GAAP; and (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ liens arising in the ordinary course of business of the Company Group Member consistent with past practice (collectively, “Permitted Encumbrances”).

(b) All tangible assets owned or leased by each Company Group Member have been maintained in all material respects in accordance with generally accepted industry practice, are in all material respects in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put.

Section 3.13 Real Property.

(a) Section 3.13(a) of the Disclosure Schedule sets forth a true and complete list of all Leased Real Property. The applicable Company Group Member has good and marketable leasehold title to all Leased Real Property, in each case, free and clear of all Encumbrances except Permitted Encumbrances. To the knowledge of the Company, no parcel of Leased Real Property is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of the Company, has any such condemnation, expropriation or taking been proposed. No Company Group Member has ever owned any real property. All leases of Leased Real Property and all amendments and modifications thereto are in full force and effect, and there exists no default under any such lease by any Company Group Member or, to the knowledge of the Company, any other party thereto, nor any event which, with notice or lapse of time or both, would constitute a default thereunder by any Company Group Member or any other party thereto. All leases of Leased Real Property shall remain valid and binding in accordance with their terms following the Closing.

(b) There are no contractual or legal restrictions that preclude or restrict any Company Group Member’s ability to use any Leased Real Property for the current or contemplated use of such real property. To the knowledge of the Company, there are no material latent defects or material adverse physical conditions affecting the

Leased Real Property. All leasehold improvements on the Leased Real Property are adequately maintained and are in good operating condition and repair for the requirements of the business of each Company Group Member as currently conducted.

Section 3.14 Intellectual Property.

(a) Section 3.14(a) of the Disclosure Schedule sets forth a true and complete list of all registered and material unregistered Trade-Marks, registered Patents and registered Copyrights, including any pending applications to register any of the foregoing, owned (in whole or in part) by or exclusively licensed to any Company Group Member, identifying for each whether it is owned by or exclusively licensed to such Company Group Member. The Intellectual Property owned by the Company Group or validly licensed to the Company Group includes all Intellectual Property necessary for the Company Group to carry on its business as currently conducted.

(b) The conduct of the business of each Company Group Member, as presently conducted and as currently proposed by each Company Group Member to be conducted, does not conflict with, result in any violation of, result in a default (with or without notice or lapse of time, or both) under, or give rise to, as applicable:

(i) any right, license or encumbrance to a third party relating to Intellectual Property: (A) owned by any Company Group Member or (B) with respect to which any Company Group Member now has or has had any Contract with any third party;

(ii) any right of termination, cancellation or acceleration of any Intellectual Property right or obligation set forth in any Contract to which any Company Group Member is a party or to which any of its respective properties or assets is subject;

(iii) the loss of any registered Intellectual Property owned by the Company or material Intellectual Property owned or licensed to any Company Group Member or benefit related thereto; or

(iv) the creation of any Encumbrance in or upon any Intellectual Property owned by any Company Group Member or Intellectual Property under any Contract right.

(c) Except as disclosed in Section 3.14(c) of the Disclosure Schedule, no Patents or Trade-Marks identified on Section 3.14(a) of the Disclosure Schedule as owned by the Company Group or, to the knowledge of the Company, exclusively licensed to any Company Group Member are the subject of any pending interference, derivation, reissue, reexamination, opposition or cancellation or post-grant proceeding and, to the knowledge of the Company, no such proceeding is threatened.

(d) Except as disclosed in Section 3.14(d) of the Disclosure Schedule, each Company Group Member exclusively owns, free and clear of any and all Encumbrances, all Intellectual Property identified on Section 3.14(a) of the Disclosure Schedule and all other Intellectual Property purportedly owned by the Company Group Member, including all Intellectual Property developed by or for the Company Group

Member by any of its current or former employees, contractors or consultants. Except as disclosed in Section 3.14(d) of the Disclosure Schedule, no Company Group Member has received any notice or claim challenging such Company Group Member’s ownership of any of the Intellectual Property owned or purported to be owned (in whole or in part) by the Company Group Member, nor to the knowledge of the Company is there a reasonable basis for any claim that any Company Group Member does not so own any of such Intellectual Property. Except as disclosed in Section 3.14(d) of the Disclosure Schedule, to the knowledge of the Company, there is no investigation pending or threatened with respect to any possible infringement or other violation by any Company Group Member or any of its products or services of the rights of any Person to any of said Person’s intellectual property.

(e) Except as set forth on Section 3.14(e) of the Disclosure Schedule, to the knowledge of the Company, no Person or any product or service of any Person is infringing upon or otherwise violating in any material respect any Intellectual Property. No licensor of any licensed Intellectual Property has notified any Company Group Member in writing that any Person or any product or service of any Person is infringing upon or otherwise violation in any material respect any licensed Intellectual Property.

(f) Each Company Group Member has taken all reasonable steps in accordance with standard industry practices to protect its rights in its Intellectual Property and at all times has maintained the confidentiality of all information that constitutes or constituted a Trade Secret of the Company. No material Trade Secrets or other confidential information has been disclosed to any third party that was not bound by a legally enforceable confidentiality undertaking. All current or former employees, consultants and contractors of each Company Group Member who have contributed to Intellectual Property have executed and delivered proprietary information, confidentiality and assignment agreements to said Intellectual Property substantially in the Company Group Member’s standard forms, which, for greater certainty, includes a waiver of all moral rights in any Intellectual Property in favour of the Company Group Member. No material alteration or modification was made by any party to any of the proprietary information, confidentiality and assignment agreements from the standard form Made Available to Parent and each such agreement is in full force and effect. No director, officer, Company Group Employee, contractor or consultant associated with any Person who has contributed to, or participated in, the conception and development of Intellectual Property for any Company Group Member has asserted or threatened in writing, to the knowledge of the Company, threatened orally, any claim against any Company Group Member in connection with such Person’s involvement in the conception and development of such Intellectual Property, and to the knowledge of the Company, no such Person has a reasonable basis for any such claim.

(g) All Intellectual Property identified on Section 3.14(a) of the Disclosure Schedule is subsisting and, to the knowledge of the Company and in the case of the registered Trade-Marks, issued Patents and registered Copyrights identified on Section 3.14(a) of the Disclosure Schedule (“Company Registered IP”), valid and enforceable, and no Company Group Member has received any notice or claim challenging the validity or enforceability of any Company Registered IP or alleging any misuse of such Company Registered IP. No Company Group Member has taken any action or failed to take any action that could reasonably be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of the Company Registered IP (including the failure to pay any filing, examination, issuance, post registration and maintenance fees, annuities and the like and the failure to disclose any known material prior to or in connection with the prosecution of patent applications). Section 3.14(g) of the Disclosure Schedule identifies and describes in reasonable detail all actions which, to the knowledge of the Company, must be taken within 180 days of the date of this Agreement and which are necessary to maintain, perfect, preserve or renew any of the Company Registered IP (and applications or registrations with respect to the same), including the payment of any registration, maintenance, renewal fees, annuity fees and Taxes or the filing of any documents, applications or certificates related thereto. All necessary registration, maintenance and renewal fees in connection with the Company Registered IP that are due for payment on or before the Closing Date have been or will be timely paid and all necessary documents and certificates in connection with such Company Registered IP that are due for filing on or before the Closing Date have been or will be timely filed with the Canadian Intellectual Property Office, the United States Patent and Trademark Office or other relevant patent, copyright, trade-mark or other authorities in Canada, the United States or any other jurisdictions, as the case may be, for the purposes of maintaining such Company Registered IP.

(h) Except as disclosed in Section 3.14(h) of the Disclosure Schedule, the development, sale, distribution or other commercial exploitation of products, and the provision of any services, by or on behalf of any Company Group Member, and all of the other activities or operations of each Company Group Member (including the products and services that are currently under development), have not infringed upon, misappropriated, violated or diluted and do not infringe upon, misappropriate, violate or dilute, any intellectual property of any third party, and no Company Group Member has received any notice or claim asserting that any such infringement, misappropriation, violation or dilution is or may be occurring or has or may have occurred, nor, to the knowledge of the Company, is there a reasonable basis therefor. No Company Group Member has received any unsolicited written request or invitation to take a license under any intellectual property owned by a third party. No Intellectual Property owned by or, to knowledge of the Company, licensed to any Company Group Member is subject to any outstanding order, judgment, decree or stipulation restricting the use or licensing thereof by such Company Group Member. To the knowledge of the Company, no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned by or exclusively licensed to any Company Group Member in any material respect.

(i) No Company Group Member has transferred any ownership interest in, or granted any exclusive license with respect to, or restricted in any way its ability to use or transfer in any manner, any material Intellectual Property. No loss or expiration of any of the material Intellectual Property used by any Company Group Member in the conduct of its business is pending or, to knowledge of the Company, threatened.

(j) Except as set forth on Section 3.14(j) of the Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which the Company will be a party, and the consummation of the Transactions, will not (i) result in Parent or any of its Affiliates (other than any Company Group Member) being obligated to grant to any third party any rights with respect to Intellectual Property; (ii) result in Parent or any of its Affiliates (other than any Company Group Member) being bound by, or subject to, any non-compete or other restriction on the operation or scope of their respective businesses; (iii) result in any Company Group Member being obligated to pay any royalties or other amounts to any third party at a rate in excess of that which is payable by such Company Group Member prior to the Closing Date; or (iv) give rise to any right of any third party to terminate, re-price or otherwise modify any Company Group Member’s rights or obligations under any agreement under which any right or license of or under Intellectual Property is granted to or by such Company Group Member.

(k) No Company Group Member is a party to any Contract pursuant to which any Company Group Member has agreed to provide for source code to be put in escrow.

(l) Section 3.14(l) of the Disclosure Schedule: (i) lists all Open Source Software that is used in connection with the provision of any products or services by any Company Group Member, including any that is incorporated into, or combined or distributed with, any Company Group Member’s, and (ii) describes the manner in which such Open Source Software were so incorporated, combined or distributed with any Company Group Member’s products, and identifies for each such item of Open Source Software: (A) the applicable open source license; (B) whether the item is incorporated into or distributed with such Company Group Member’s products and, if so, the applicable Company Group Member’s product(s); and (C) whether or not the item was modified by such Company Group Member. Except as disclosed in Section 3.14(l) of the Disclosure Schedule, no Company Group Member uses any Open Source Software that is licensed under the GNU General Public License. All use and distribution of any Open Source Software by any Company Group Member is in compliance with the terms of the license under which such Open Source Software disclosed in Section 3.14(l) of the Disclosure Schedule is licensed to the Company Group Member, including all copyright notice and attribution requirements. No Company Group Member has: (i) incorporated Open Source Software into, or combined Open Source Software with, any proprietary Software of such Company Group Member; (ii) distributed any of such Open Source Software; or (iii) used said Open Source Software in a manner that: (A) materially limits such Company Group Member’s rights to make, use, sell or license any proprietary Software of such Company Group Member, (B) transfers to a third party or prevent enforcement of any of such Company Group Member’s rights of ownership in any Intellectual Property owned or exclusively licensed by such Company Group Member, or (C) creates obligations for such Company Group Member with respect to any software used or distributed by such Company Group Member or grants to any third party, any rights or immunities under Intellectual Property rights, including any use of said Open Source Software that would obligate such Company Group Member to disclose, make available, offer or deliver any portion of the source code of any proprietary software of such Company Group Member to any third party, to grant a license to prepare derivative works or that otherwise affects such Company Group Member’s freedom of action with respect to the use or distribution of any proprietary software of such Company Group Member.

(m) Each Company Group Member has used industry standard virus scanning procedures designed to protect against viruses, worms, and other malicious software routines adversely affecting the information technology systems used in connection with the operation of such Company Group Member. Each Company Group Member has commercially reasonable disaster recovery and business continuity plans, procedures and facilities for its business. To the knowledge of the Company, there have been no material unauthorized intrusions or breaches of the security of such information technology systems.

(n) Each Company Group Member’s Software and Systems (including the Systems operated by vendors or subcontractors on behalf of such Company Group Member): (i) are adequate for the conduct of the business of such Company Group Member as currently conducted and contemplated to be conducted; and (ii) are, in all material respects, in good working order and condition and have been used and maintained in accordance with their documentation, manufacturer’s requirements and applicable insurance policies. No Company Group Member has experienced any significant disruption of its Systems, or the services provided by such Company Group Member through the use of the Systems, in the three years immediately prior to the date of this Agreement.

(o) Section 3.14(o) of the Disclosure Schedule sets forth the identity of any Company Group Employee or non-employee that has materially contributed to the development of each product sold or supported, and each future product to be sold or supported, by any Company Group Member.

(p) The use by the Company Group of (i) the Intellectual Property and (ii) all rights, licenses and authority under a Contract to access, obtain, use, retain, disclose and otherwise process Data and other data (including audience segments, data used in targeting and other data obtained or accessed from exchanges, data providers or data owners (including sellers of ad inventory and end users), in each case, in the conduct of the business, does not result in a violation of, or a default under, any Contract, including a Contract with a Person who is an exchange, data provider or data owner (including sellers of ad inventory and end users).

Section 3.15 Taxes

(a) Each Company Group Member has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Authority and has duly, completely and correctly reported all income and all other amounts and information required to be reported thereon.

(b) Each Company Group Member has duly and timely paid all Taxes, including all instalments on account of Taxes for the current year, that are due and payable by it whether or not assessed by the appropriate Governmental Authority. Provision has been made on the Balance Sheet for amounts at least equal to the amount of all Taxes owing that were not yet due and payable by the date of the Balance Sheet and that relate to periods ending on or prior to the date of the Balance Sheet. Provision will be made on the Closing Statement for amounts at least equal to the amount of all Taxes owing that will not be due and payable by the Closing Date and that relate to periods ending on or prior to the Closing Date.

(c) None of the Company Group Members has requested, offered to enter into or entered into any agreement or other arrangement, or executed any waiver, providing for any extension of time within which: (i) to file any Tax Return covering any Taxes for which such Company Group Member is or may be liable; (ii) to file any elections, designations or similar filings relating to Taxes for which such Company Group Member is or may be liable; (iii) such Company Group Member is required to pay or remit any Taxes or amounts on account of Taxes; or (iv) any Governmental Authority may assess or collect Taxes for which such Company Group Member is or may be liable.

(d) Other than those agreements and arrangements described in Section 3.15(d) of the Disclosure Schedule, none of the Company Group Members has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Closing Date.

(e) All income, sales (including goods and services, harmonized sales and provincial or territorial sales) and capital tax liabilities of each Company Group Member have been assessed by the relevant Governmental Authorities and notices of assessment have been issued to each such entity by the relevant Governmental Authorities for all taxation years or periods ending prior to and including the taxation year or period ended December 31, 2013.

(f) There are no proceedings, examinations, investigations, audits or claims now pending or threatened against any Company Group Member in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Authority relating to Taxes. There are and have been no deficiencies for any Taxes claimed, proposed or assessed against any Company Group Member by any Tax Authority.

(g) Except as disclosed in Section 3.15(g) of the Disclosure Schedule, each Company Group Member has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any Company Group Employee, officer or director and any non-resident Person), and has duly and timely remitted to the appropriate Governmental Authority such Taxes and other amounts required by Law to be remitted by it, and has complied with all applicable Laws relating to information reporting and record retention.

(h) Each Company Group Member has duly and timely collected all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Authority any such amounts required by Law to be remitted by it, and has complied with all applicable Laws relating to information reporting and record retention (including to the extent necessary to claim any exemption from sales Tax collection and maintaining adequate and current resale certificates to support any such claimed exemptions).

(i) No Company Group Member is a party to any Tax allocation, Tax indemnity, Tax sharing or similar agreement (other than any commercial agreement entered into in the ordinary course of business a principal purpose of which is unrelated to Taxes and is disclosed in Section 3.15(i) of the Disclosure Schedule).

(j) Except pursuant to this Agreement or as specifically disclosed in writing to Parent, for purposes of the Tax Act or any other applicable Tax statute, no Person or group of Persons has ever acquired or had the right to acquire control of any Company Group Member.

(k) None of sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act, or any equivalent provision of the Tax legislation of any province or any other jurisdiction, have applied or will apply to any Company Group Member at any time up to and including the Closing Date.

(l) None of the Company Group Members has acquired property from a non-arm’s length Person, within the meaning of the Tax Act, for consideration, the value of which is less than the fair market value of the property acquired in circumstances which could subject it to a liability under section 160 of the Tax Act.

(m) For all transactions between any Company Group Member and any non-resident Person with whom such Company Group Member was not dealing at arm’s length during a taxation year commencing after 1998 and ending on or before the Closing Date, such Company Group Member has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

(n) The Company is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax, and the registration number is: 8440 0424 RT0001.

(o) Parent has been provided with copies of all Tax Returns and all communications to or from any Governmental Authority relating to the Taxes of any Company Group Member (including audit reports, letter rulings, technical advice memoranda and similar documents issued by a Tax Authority relating to Taxes of the Company), to the extent relating to periods or events in respect of which any

Governmental Authority may by Law assess or otherwise impose any such Tax on such Company Group Member.

(p) Except as set forth on Section 3.15(p) of the Disclosure Schedule, each Company Group Member: (i) is resident for all Tax purposes in the jurisdiction in which it was formed or organized and not in any other jurisdiction; (ii) is not subject to Tax in a jurisdiction outside of the jurisdiction in which it is organized; (iii) does not have and has never had a permanent establishment (as defined in any applicable tax treaty) or other fixed place of business in a country other than the country of the jurisdiction in which it is organized; (iv) has not received a claim, orally or in writing, that it is or may be (or was) subject to Tax in a jurisdiction in which it does not (or did not) file Tax Returns; and (v) is not and has not been party to or the beneficiary of any Tax exemption, Tax holiday or other Tax reduction Contract or order.

(q) At all times during the 60-month period ending at the Closing Time, less than 50% of the fair market value of each of the Company Common Shares, the Company Class A Shares, the Company Class B Shares and the Company Class B-1 Shares was derived directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada; (ii) Canadian resource properties; (iii) timber resource properties; and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of subparagraphs (i) to (iii), whether or not the property exists, in each case within the meaning of the Tax Act.

(r) None of the assets of any Company Group Member is required to be treated for Tax purposes as being owned by any other Person.

(s) No Company Group Member has been a member of an affiliated group (within the meaning of Section 1504 of the Code) or other comparable group for state, local or foreign Tax purposes filing a combined, consolidated or unitary Tax Return. No Company Group Member has any liability for Taxes of any other Person, including under U.S. Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign law), as transferee or successor or by Contract (other than any commercial agreement entered into in the ordinary course of business a principal purpose of which is unrelated to Taxes and is disclosed in Section 3.15(s) of the Disclosure Schedule). No closing agreement pursuant to Section 7121 of the Code or any other agreement with any Governmental Authority has been entered into by or with respect to a Company Group Member. No Tax rulings have been requested or received that would affect the amount of Taxes owed by a Company Group Member. There is no pending claim for refund of any Taxes of Company Group Member.

(t) No Company Group Member has (i) taken a position on a Tax Return that, if not sustained, would be reasonably likely to give rise to a penalty for substantial understatement of Tax under Section 6662 of the Code (or any similar provision of state, local or foreign Law) or (ii) participated in any “reportable transaction” as defined in U.S. Treasury Regulation § 1.6011-4(b) (or any similar provision of state, local or foreign Law).

(u) No Company Group Member treated as a “domestic corporation” for U.S. federal income tax purposes owns and or has ever owned an interest in any (i) domestic international sales corporation; (ii) foreign sales corporation; (iii) passive foreign investment company; or (iv) controlled foreign corporation, as each such term is defined in the Code.

(v) No Company Group Member has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) with respect to a transaction qualifying, intending to qualify or purporting to qualify for tax-free treatment under Section 355 of the Code.

(w) Except as disclosed in Section 3.15(w) of the Disclosure Schedule, no power of attorney has been executed by or on behalf of a Company Group Member with respect to any matters relating to Taxes that is currently in force.

(x) No Company Group Member will be required to include a material item of income in, or exclude a material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, in each case, as a result of an action taken on or prior to the Closing Date, including by virtue of a change in method of accounting under Section 481 of the Code (or any similar provision of state, local or foreign Law) made on or prior to the Closing Date, an installment sale or open transaction effected on or prior to the Closing Date, a prepaid amount received on or prior to the Closing Date or an election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made prior to the Closing Date.

(y) Any adjustment of Taxes of any Company Group Member made by the U.S. Internal Revenue Service, which adjustment is required to be reported to any state, local, or foreign Tax Authority, has been so reported.

Section 3.16 Environmental Matters.

(a) Each Company Group is and has been, in all material respects, in compliance with all applicable Environmental Laws. No Company Group Member nor any of its officers has received during the past five years, nor is there any reasonable basis for, any notice, request for information, communication or complaint from a Governmental Authority or other Person alleging that such Company Group Member has any liability under any Environmental Law or is not in compliance with any Environmental Law.

(b) To the knowledge of the Company, no Hazardous Substances are or have been present, and there is and has been no Release or threatened Release of Hazardous Substances nor any investigation, clean-up, remediation or corrective action of any kind relating thereto, (i) on any properties (including any buildings, structures, improvements, soils and subsurface strata, surface water bodies, including drainage ways, and ground waters thereof) currently or formerly owned, leased or operated by or for any Company Group Member or any predecessor company, or (ii) at any other location with respect to which such Company Group Member may be liable under Environmental Law.

To the knowledge of the Company, no underground improvement, including any treatment or storage tank or water, gas or oil well, is or has been located on any property described in the foregoing sentence. To the knowledge of the Company, no Company Group Member is actually, contingently, potentially or allegedly liable for any Release of, threatened Release of or contamination by Hazardous Substances or otherwise under any Environmental Law. There is no pending or, to the knowledge of the Company, threatened investigation by any Governmental Authority, nor any pending or, to the knowledge of the Company, threatened Action with respect to any Company Group Member relating to Hazardous Substances or otherwise under any Environmental Law.

Section 3.17 Material Contracts.

(a) Section 3.17(a) of the Disclosure Schedule sets forth a list of each of the following Contracts to which any Company Group Member is a party or to which any Company Group Member or any of its assets or properties is bound, including the applicable subsection(s) to which such Contract is responsive (such Contracts as are required to be set forth in Section 3.17(a) of the Disclosure Schedule being “Material Contracts”):

(i) any broker, distributor, dealer, manufacturer’s representative, franchise, agency, continuing sales or purchase, sales promotion, market research, marketing, consulting, brand safety, Data, hosting, media procurement, exchange, data provider, data owner (including sellers of ad inventory and end users) or advertising Contract (other than insertion orders entered into on Interactive Advertising Bureau terms in the ordinary course of business);

(ii) any Contract relating to or evidencing (A) Funded Indebtedness or (B) Other Indebtedness;

(iii) any Contract pursuant to which any Company Group Member has provided funds to or made any loan to or capital contribution or other investment in, or assumed any liability or obligation of, any Person, including take-or-pay contracts or keepwell agreements;

(iv) any Contract with any Governmental Authority;

(v) any Contract with any Related Party of any Company Group Member;

(vi) any employment or consulting Contract or any severance, retention, or similar Contract, in each case, that results in any obligation of any Company Group Member to make any payment following either the consummation of the Transactions, termination of employment (or the relevant relationship) or both and any labour or collective bargaining Contracts;

(vii) any Contract that limits, or purports to limit, the ability of any Company Group Member to compete in any line of business or with any Person or in any geographic area or during any period of time, or that restricts the right of any

Company Group Member to sell to or purchase from any Person or to hire any Person, or that grants the other party or any third Person “most favoured nation” status or any type of special discount rights, or that grants any right, or any obligation of any Company Group Member, that may come into effect in the future as a result of the passage of time or the occurrence or non-occurrence of any events or circumstances;

(viii) any Contract that requires a consent to or otherwise contains a provision relating to a “change of control” or other similar event, or that would prohibit or delay the consummation of the Transactions;

(ix) any Contract pursuant to which any Company Group is the lessee or lessor of, or holds, uses, or makes available for use to any Person (other than any Company Group Member), (A) any real property or (B) any tangible personal property and, in the case of clause (B), that involves an aggregate future or potential liability or receivable, as the case may be, in excess of $50,000;

(x) any Contract for the sale or purchase of any real property, or for the sale or purchase of any tangible personal property in an amount in excess of $50,000;

(xi) any Contract providing for indemnification to or from any Person with respect to liabilities relating to any current or former business of any Company Group Member or any of its predecessors other than customary provisions contained in customer Contracts entered into in the ordinary course of business and on forms substantially similar to the form agreements Made Available to Parent;

(xii) any Contract containing confidentiality clauses other than customary provisions contained in Contracts entered into in the ordinary course of business;

(xiii) any Contract under which any Company Group Member grants or receives a license of any Intellectual Property, excluding any agreement under which commercially available “off-the-shelf” Software is licensed to such Company Group Member in object code form pursuant to the terms of a “click-through” or “shrink-wrap” license, and any other Contract affecting any Company Group Member’s rights to use or enforce any Intellectual Property that is necessary to the current conduct of the business of any Company Group Member;

(xiv) any joint venture or partnership, merger, asset or share purchase or divestiture Contract relating to any Company Group Member;

(xv) any Contract with any labour union or providing for benefits under any Benefit Plan;

(xvi) any Contract for the purchase of any debt or equity security or other ownership interest of any Person, or for the issuance of any debt or equity security or other ownership interest, or the conversion of any obligation, instrument or security into debt or equity securities or other ownership interests of, the Company;

(xvii) any hedging, futures, options or other derivative Contract;

(xviii) any Contract relating to settlement of any claims or administrative or judicial Actions within the past five years;

(xix) any Contract that results in any Person holding a power of attorney from any Company Group Member that relates to such Company Group Member or its business; and

(xx) any other Contract, whether or not made in the ordinary course of business that (A) involves a future or potential liability or receivable, as the case may be, in excess of $25,000 on an annual basis or in excess of $50,000 over the current Contract term (including any such Contracts with tax preparation firms or other customers or clients), (B) has a term greater than one year and cannot be cancelled by the Company without penalty or further payment and without more than 30 days’ notice or (C) is material to the business, operations, assets, financial condition, results of operations or prospects of any Company Group Member.

(b) Each Material Contract is a legal, valid, binding and enforceable agreement and is in full force and effect and, except as set forth on Section 3.17(b) of the Disclosure Schedule, will continue to be in full force and effect on identical terms immediately following the Closing Date. Except for those Material Contracts set forth on Section 3.17(b) of the Disclosure Schedule, no Material Contract requires the consent of any Person to prevent a breach of, a default under, or a termination, change in the terms or conditions or modification of, any Material Contract as a result of the consummation of the Transactions. No Company Group Member nor, to the knowledge of the Company, any other party is in breach or violation of, or (with or without notice or lapse of time or both) default under, any Material Contract, nor has any Company Group Member received any claim of any such breach, violation or default. Other than with respect to the deficiencies disclosed in Section 3.31 of the Disclosure Schedule, the Company has delivered or Made Available to Parent true and complete copies of all Material Contracts, including any amendments thereto.

Section 3.18 Affiliate Interests and Transactions.

(a) Except as set forth on Section 3.18(a) of the Disclosure Schedule, no Related Party of any Company Group Member: (i) owns or has owned, directly or indirectly, any equity or other financial or voting interest in any competitor, supplier, licensor, lessor, distributor, independent contractor or customer of any Company Group Member or its business; (ii) owns or has owned, directly or indirectly, or has or has had any interest in any property (real or personal, tangible or intangible) that any Company Group Member uses or has used in or pertaining to the business of the Company; or (iii) is a party to any Contract with any Company Group Member or has or has had any business dealings or a financial interest in any transaction with any Company Group Member or involving any assets or property of any Company Group Member, other than in their capacities as employees or directors in the ordinary course of business.

(b) Except as set forth on Section 3.18(b) of the Disclosure Schedule, there are no outstanding notes payable to, accounts receivable from or advances by any Company Group Member to, and no Company Group Member is otherwise a debtor or creditor of, or has any liability or other obligation of any nature to, any Related Party of any Company Group Member. Since the Balance Sheet Date, no Company Group Member has incurred any obligation or liability to, or entered into or agreed to enter into any transaction with or for the benefit of, any Related Party of the Company, other than the Transactions.

Section 3.19 Insurance. Section 3.19 of the Disclosure Schedule sets forth a true and complete list of all casualty, directors and officers liability, general liability, errors and omissions, product liability and all other types of insurance policies maintained with respect to each Company Group Member (including such insurance policies in which (a) any Company Group Member is named as an insured or additional insured party, or (b) explicitly covers the business of any Company Group Member, including any of its employees, operations, properties and assets), together with the carriers, annual premiums and deductibles and liability limits for each such policy. All such policies are in full force and effect and no application therefor included a material misstatement or omission. All premiums with respect thereto have been paid to the extent due. No Company Group Member has received any notice of, nor to the knowledge of the Company is there threatened, any cancellation, termination, reduction of coverage or material premium increases with respect to any such policy. No claim currently is pending under any such policy. Section 3.19 of the Disclosure Schedule identifies which insurance policies are “occurrence” or “claims made” and which Person is the policy holder. All material insurable risks in respect of the business and assets of each Company Group Member are covered by such insurance policies and the types and amounts of coverage provided therein are usual and customary in the context of the business and operations in which such Company Group Member is engaged. The activities and operations of each Company Group Member have been conducted in a manner so as to conform in all material respects to all applicable provisions of such insurance policies. The consummation of the Transactions will not cause a cancellation or reduction in the coverage of such policies.

Section 3.20 Privacy and Security.

(a) Except as set forth on Section 3.20(a) of the Disclosure Schedule, each Company Group Member has at all times complied in all material respects (and has taken commercially reasonable steps to require and monitor the compliance of its vendors and subcontractors in connection with the business relationship it has with them) with the obligations imposed on it by Privacy Laws.

(b) All notices and consents required by Privacy Laws or Contracts related to any Company Group Member’s collection, use, transfer disclosure or other processing of Data in connection with the conduct of the business of such Company Group Member (including transfer or disclosure to or among Affiliates of any Company Group Member) have been obtained or provided, or caused to have been obtained or provided, in accordance with Privacy Laws and such Contracts. All such notices and consents (to the extent not revoked after Closing) are sufficient for the continued conduct of the business of each Company Group Member after the Closing in substantially the same manner as conducted prior to the Closing, and each Company Group Member has collected, used, transferred, disclosed or otherwise processed Data in compliance with such notices and consents.

(c) No written claims have been asserted or, to the knowledge of the Company, are threatened against any Company Group Member by any Person alleging a violation of any Privacy Laws by any Company Group Member. Without limiting the foregoing, no Company Group Member has entered into an undertaking with a Governmental Authority or self-regulatory body pursuant to any Privacy Laws and there are no claims, complaints, investigations, audits or other proceedings relating to Privacy Laws made to or by any Governmental Authority or self-regulatory body in respect of or against any Company Group Member that have commenced, concluded or of which notice has been received by a Company Group Member, and except as disclosed in Section 3.20(c) of the Disclosure Schedule, the Company has no knowledge of any existing ground on which such a claim, complaint or other proceeding could be reasonably based.

(d) Each Company Group Member has developed or implemented corporate policies and procedures, including training, auditing and monitoring, designed to ensure that such Company Group Member complies with Privacy Laws and demonstrates and evidences compliance with Privacy Laws. Such policies and procedures do not require any material change to the conduct of the business of the Company Group Member to which they apply for such Company Group Member to continue to conduct its business immediately after the Closing in substantially the same manner as such business was conducted prior to the Closing.

(e) Except as set forth on Section 3.20(e) of the Disclosure Schedule, each Company Group Member has, and has had, a written privacy policy statement (a “Privacy Statement”) in place to govern the collection, use, storage, transfer, disclosure and other processing of Data, which Privacy Statement may apply to such Company Group Member alone or as part of a group of Company Group Members that are subject to it. Each Company Group Member posts the Privacy Statement that pertains to it, or a web link to such Privacy Statement, on its Websites in conformance with Privacy Laws.

(f) Without limiting Section 3.20(a), the Company has collected, used, transferred, disclosed and otherwise processed Data in compliance with the Privacy Statement that pertains to it. No Company Group Member collects, receives, uses, transfers, discloses or otherwise processes any Data in any manner that is not authorized by Privacy Laws. Each Company Group Member has not and does not transfer, process or maintain any Data in a jurisdiction outside of Canada, the United States or the European Union, and has not and does not allow access to Data from outside of Canada, the United States and the European Union. Except as disclosed in Section 3.20(f) of the Disclosure Schedule, each Company Group Member has fully complied with all requirements under applicable Privacy Laws (including Privacy Laws in the European Union) to enable the trans-border transfer or disclosure of Data, including inter-corporate and intra-corporate transfers of Data by and between Company Group Members.

(g) To the knowledge of the Company, the customers, business partners, subcontractors, vendors and other Persons with which any Company Group Member has contractual relationships, and others on whose behalf such customers, businesses, partners, subcontractors, vendors and other Persons are acting in their dealings with the Company and any Company Group Member, have not breached any Contracts pertaining to Data or any Privacy Laws. Each Company Group Member contractually requires all Persons to whom it transfers Data for use on behalf of a Company Group Member as an outsourced service provider to comply with Privacy Laws in relation to such use of such Data in connection with its Software, Systems or Websites.

(h) Each Company Group Member has implemented a comprehensive security plan that (i) identifies internal and external risks to the security of each Company Group Member’s confidential information and Data and (ii) implements, monitors and improves adequate and effective safeguards to control those risks. Each Company Group Member has implemented and continues to maintain, consistent with applicable Privacy Laws and its obligations to third parties, physical, technical and administrative security safeguards to protect Data, including Personal Information, in its custody and control against any loss, theft, unauthorized or improper use, access, transmittal, interruption, modification, disclosure or corruption, and backup procedures and disaster recovery plans for its Software, Systems and Websites.

(i) No Company Group Member nor, to the knowledge of the Company, any subcontractor or agent of any Company Group Member while acting on behalf of such Company Group Member, has (i) suffered a material security breach with respect to its Data in its custody or control since the date that is three years prior to the date of this Agreement (in the case of such subcontractors or agents, that involved Data obtained from or on behalf of such Company Group Member), (ii) been required pursuant to any Privacy Law to notify any Governmental Authority, customers, consumers or employees of a Company Group Member of any information security breach related to the Data of such customers, consumers or employees (in the case of such subcontractor or agent of such Company Group Member, in connection with Data the subcontractor or agent obtained from or on behalf of such Company Group Member), or (iii) been the subject of any Action of any Governmental Authority with respect to compliance by a Company Group Member with any Privacy Law.

(j) Each Company Group Member has designated one or more individuals as being responsible for such Company Group Member’s compliance with Privacy Laws and its respective written information security program, and have dedicated employees with the appropriate skills, expertise and qualifications necessary to implement such program.

(k) All Data provided by a Company Group Member to Parent in connection with the Transactions has been obtained by such Company Group Member in compliance with Privacy Laws.

Section 3.21 Accounts Receivable. All accounts receivable reflected on the Balance Sheet or to be reflected on the Final Estimated Closing Statement represent or will represent bona fide and valid obligations arising from sales actually made or services actually performed in the ordinary course of business. Unless paid prior to the Closing, as of the Closing Date, all accounts receivable will be current and collectible net of the respective reserves shown on the Balance Sheet or to be shown on the Final Estimated Closing Statement (which reserves (i) are adequate and calculated consistent with past practice, (ii) in the case of reserves on the Final Estimated Closing Statement, will not represent a greater percentage of accounts receivable as of the Closing than the reserve reflected on the Balance Sheet represented of the accounts receivable reflected therein and (iii) will not represent a change in the composition of such accounts receivable in terms of aging). Subject to such reserves, each account receivable either has been or will be collected in full or sold in connection with the factoring of accounts receivable consistent with past practices, without any set-off, within 180 days after the day on which it first becomes due and payable. There is no contest, claim or right of set-off, under any Contract with any obligor of any accounts receivable related to the amount or validity of such accounts receivable, and no bankruptcy, insolvency or similar Actions have been commenced by or against any such obligor.

Section 3.22 Accounts Payable. All accounts payable and notes payable by any Company Group Member to third parties have arisen in the ordinary course of business and no such account payable or note payable is delinquent more than 90 days in its payment as of the date of this Agreement.

Section 3.23 Customers and Suppliers.

(a) Section 3.23(a) of the Disclosure Schedule sets forth a true and complete list of (i) the names and addresses of the top 20 customers of the Company Group by the amount invoiced during the 12 month period ended February 28, 2015, (ii) the amount for which each such customer was invoiced during such period and (iii) the percentage of the total sales of the Company Group represented by sales to each such customer during such period. No Company Group Member has received any notice or has any reason to believe that any of such clients (A) has ceased or substantially reduced, or will cease or substantially reduce, use of products or services of any Company Group Member or (B) has sought, or is seeking, to change the terms upon which it receives the services of any Company Group Member. None of such clients has otherwise threatened in writing, or to the knowledge of the Company, threatened orally, to take any action described in the preceding sentence as a result of the consummation of the Transactions. No Company Group Member has any current obligation, or any Contract that with subsequent events or circumstances could become an obligation, to (i) provide any rebates or refunds to any Person, or (ii) limit the amount of fees or the margin applicable to the business conducted by the Company Group with or on behalf of such Person, other than as set out in the Contracts that were Made Available to Parent.

(b) Section 3.23(b) of the Disclosure Schedule sets forth a true and complete list of (i) the top 20 suppliers of the Company Group (by aggregate purchase price received from the Company Group) from which any Company Group Member received goods, services, or rights (including any licenses to Intellectual Property) during the 12 month period ended February 28, 2015, plus any other suppliers from which any Company Group Member received goods, services, or rights (including any licenses to Intellectual Property), to the extent not already included in the list of top 20 suppliers, with an aggregate purchase price for each such supplier of $50,000 or more during the 12 month period ended February 28, 2015 or that provides goods, services, or rights that are material to such Company Group Member’s business or operations, and (ii) the amount for which each such supplier invoiced such Company Group Member during such period. No Company Group Member has received any notice or has any reason to believe that there has been any material adverse change in the price of such goods, services, or rights provided by any such supplier, or that any such supplier will not provide goods, services, or rights to any Company Group Member at any time after the Closing Date on terms and conditions substantially the same as those used in its current terms with such Company Group Member, subject to general and customary price increases. No such supplier has otherwise threatened in writing, or to the knowledge of the Company, threatened orally, to take any action described in the preceding sentence as a result of the consummation of the Transactions.

Section 3.24 Bank Accounts; Powers of Attorney. Section 3.24 of the Disclosure Schedule sets forth a true and complete list of (a) all bank accounts or safe deposit boxes under the control or for the benefit of any Company Group Member, (b) the names of all persons authorized to draw on or have access to such accounts and safe deposit boxes and (c) all outstanding powers of attorney or similar authorizations granted by any Company Group Member, copies of which have been Made Available to Parent.

Section 3.25 Certain Business Practices. No Company Group Member nor, to the knowledge of the Company, any of their Representatives (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees or any employees of a foreign or domestic government-owned entity, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977 or any other anticorruption Law applicable to such Company Group Member, (d) has made, offered, authorized or promised any payment, rebate, payoff, influence payment, contribution, gift, bribe, rebate, kickback, or any other thing of value to any government official or employee, political party or official, or candidate, regardless of form, to obtain favourable treatment in obtaining or retaining business or to pay for favourable treatment already secured, (e) has established or maintained, or is maintaining, any fund of corporate monies or other properties for the purpose of supplying funds for any of the purposes described in the foregoing clause (d) or (f) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other similar payment of any nature. Except as disclosed on Section 3.25 of the Disclosure Schedule, each Company Group Member and, to the knowledge of the Company, all entities acting on behalf of any Company Group Member have developed and implemented an anti-corruption compliance program that includes internal controls, policies, and procedures designed to ensure compliance with any applicable national, regional or local anticorruption Law.

Section 3.26 Voting Requirements. Except as set out on Section 3.26 of the Company Disclosure Schedule, Company Shareholder Approval is the only vote of the Company Securityholders necessary to approve or adopt the Arrangement or to consummate the Arrangement and the other transactions contemplated by this Agreement.

Section 3.27 Information Supplied. None of the information included or incorporated by reference in the Proxy Circular will, at the date it is first mailed to the Company Shareholders, at the time of the Special Meeting or at the time of any amendment or supplement thereof, as amended or supplemented at such time or date, contain any Misrepresentation, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Sub specifically for inclusion or incorporation by reference in the Proxy Circular, including the Parent SEC Documents. The Proxy Circular will comply as to form in all material respects with the applicable requirements of the Act, applicable Laws and the Interim Order.

Section 3.28 U.S. Securities Laws. The Company Group Members are not subject to the reporting requirements of, and their participation in the Arrangement and the Transactions contemplated by this Agreement are either not subject to or exempt from, the federal or state securities Laws of the United States of America.

Section 3.29 Auditor Relationship. No Company Group Member has any relationship, audit or otherwise, with PricewaterhouseCoopers, any other member firm of PricewaterhouseCoopers or any of their respective Affiliates and no Company Group Member is receiving or has received any securities from PricewaterhouseCoopers, any other member firm of PricewaterhouseCoopers or any of their respective Affiliates.

Section 3.30 Brokers. Except as set forth on Section 3.30 of the Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.31 Documents. Other than with respect to the deficiencies disclosed in Section 3.31 of the Disclosure Schedule, full and complete copies of all documents referred to on the Disclosure Schedule (including all amendments to such documents) have been Made Available to Parent.

Section 3.32 No Existing Discussions. Neither the Company nor, to the knowledge of the Company, any Company Securityholder or Representative of the Company is engaged, directly or indirectly, in any discussions or negotiations with any third party relating to any Acquisition Proposal.

Section 3.33 Disclosure. The Company has not failed to disclose to Parent and Sub in writing any fact that could reasonably be expected to have a Company Material Adverse Effect. No representation or warranty contained in this Agreement, and no statement contained in the Disclosure Schedule or any certificate furnished to Parent or Sub pursuant to this Agreement, contains any Misrepresentation. The projections disclosed in Section 3.33 of the Disclosure Schedule, being the most recent projections delivered to Parent by or behalf of the Company Group, were prepared in good faith based upon assumptions that were reasonable at the time made and as of the date hereof.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF SUPPORTING SHAREHOLDERS

Each Supporting Shareholder, hereby severally and not jointly represents and warrants to Parent and Sub with respect to itself only as follows:

Section 4.1 Authority of the Supporting Shareholders.

(a) The Supporting Shareholder has all necessary power and authority (and in the case such Supporting Shareholder is a natural Person, is competent) to enter into and perform its obligations under this Agreement and each of the Ancillary Agreements to which it will be a party.

(b) If the Supporting Shareholder is a limited partnership, limited liability company or corporation, it is a validly existing limited partnership, limited liability company or corporation, as the case may be, duly organized under the Laws of its jurisdiction of incorporation or formation, as applicable.

(c) The execution, delivery and performance by the Supporting Shareholder of this Agreement and the Ancillary Agreements to which it will be a party have been duly authorized by all necessary action on the part of the Supporting Shareholder and no other action or proceeding on the part of the Supporting Shareholder is necessary to authorize this Agreement or any Ancillary Agreement to which the Supporting Shareholder is a party. This Agreement has been, and upon the execution and delivery of each of the Ancillary Agreements to which the Supporting Shareholder will be a party each Ancillary Agreement will be, duly executed and delivered by the Supporting Shareholder, and, assuming due execution and delivery by each of the other parties hereto and thereto, this Agreement constitutes, and upon the execution and delivery of each of the Ancillary Agreements to which the Supporting Shareholder will be a party each of the Ancillary Agreements will, constitute, legal, valid and binding obligations of the Supporting Shareholder enforceable against the Supporting Shareholder in accordance with their respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to the enforcement of creditors’ rights generally and by general principles of equity.

Section 4.2 No Conflict.

The execution, delivery and performance by the Supporting Shareholder of this Agreement and each of the Ancillary Agreements to which it will be a party, and the consummation of the Transactions, do not and will not:

(i) conflict with or violate its certificate of incorporation or bylaws (if such Supporting Shareholder is not a natural Person);

(ii) conflict with or violate any Law applicable to the Supporting Shareholder;

(iii) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under or require any consent of any Person pursuant to, any note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, instrument, obligation or other Contract to which the Supporting Shareholder is a party; or

(iv) conflict with any other restriction of any kind or character which would prevent compliance by the Supporting Shareholder with the terms, conditions and provisions of this Agreement,

except in each case, for any such conflicts or violations that individually or in the aggregate, are not reasonably likely to impair in any material respect the ability of such Supporting Shareholder to perform its obligations under this Agreement or have not prevented or materially impeded, interfered with, hindered or delayed, or could not reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Arrangement or the other transactions contemplated by the Agreement.

Section 4.3 Ownership of Company Securities. The Supporting Shareholder holds and has good and valid title to the Company Securities set forth across from such Supporting Shareholder’s name in Section 3.4(a), Section 3.4(b) and Section 3.4(c) of the Disclosure Schedule, free and clear of any Encumbrances except as contained in the Company Articles and Company Shareholders Agreement, and is the sole legal and beneficial owner thereof.

Section 4.4 Voting Power. Subject to any proxies or powers of attorney granted under this Agreement or the Company Shareholders Agreement, the Supporting Shareholder has the sole voting and sole dispositive power with respect to any Company Securities owned by the Supporting Shareholder and will continue to have the sole power to vote and dispose of such Company Securities at the time of any vote contemplated by this Agreement and at the time that Sub acquires such Company Securities from the Supporting Shareholder pursuant to the Plan of Arrangement. Except as set forth in the Company Shareholders Agreement, the Supporting Shareholder has not previously granted or agreed to grant any power of attorney or attorney in fact, proxy or other right to vote in respect of the Company Securities owned by the Supporting Shareholder or entered into any voting trust, vote pooling or other Contract relating to the ownership, dividend rights or disposition of such Company Securities except for those which are no longer of any force or effect. Except as set forth in the Company Shareholders Agreement, no Person, other than Parent and Sub, has a right to acquire or vote any of the Company Securities.

Section 4.5 Independent Legal Advice. The Supporting Shareholder has entered into this Agreement, and will enter into the Ancillary Agreements to which it will be a party, willingly with full knowledge of the obligations imposed by the terms of this Agreement and the Ancillary Agreements to which it will be a party and has been afforded the opportunity to obtain independent legal advice and has confirmed by the execution of this Agreement and the Ancillary Agreements to which it will be a party that it has either done so or waived its right to do so. The Supporting Shareholder is estopped from raising any claim on the basis that it has not obtained independent legal advice in respect of this Agreement or the Ancillary Agreements to which it will be a party.

Section 4.6 Rights to Intellectual Property. The Supporting Shareholder owns no Intellectual Property used in the business of any Company Group Member as presently conducted or as currently proposed by such Company Group Member to be conducted.

Section 4.7 Investment Decision. The Supporting Shareholder has received, has had ample opportunity to review and has reviewed, a copy of this Agreement and such other documents and information as it has deemed appropriate to make its own analysis and decision to enter into this Agreement and to sell the Company Shares owned by the Supporting Shareholder to Sub on the basis of such analysis.

Section 4.8 Transactions with Company Group Affiliates. The Supporting Shareholder has no direct or indirect ownership in any Person (except the Company Group) in which any Company Group Member has any direct or indirect ownership interest.

Section 4.9 Absence of Claims by the Supporting Shareholder. The Supporting Shareholder has no present claim against the Company or knowledge of the reasonable basis for any future claim against the Company Group, whether contingent or unconditional, fixed or variable under any Contract or on any other legal basis whatsoever, whether in such Supporting Shareholder’s capacity as a Company Securityholder or otherwise.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Parent and Sub represent and warrant, jointly and severally, to the Company and the Selling Shareholders as follows:

Section 5.1 Organization.

(a) Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.

(b) Sub is a corporation duly organized and validly existing under the Laws of Ontario and has full corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.

Section 5.2 Authority. Each of Parent and Sub has full corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it will be a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by Parent and Sub of this Agreement and each of the Ancillary Agreements to which they will be a party and the consummation by Parent and Sub of the Transactions have been duly and validly authorized by the board of directors of each of Parent and Sub. No other corporate proceedings on the part of Parent or Sub are necessary to authorize this Agreement or any Ancillary Agreement or to consummate the Transactions. This Agreement has been, and upon the execution and delivery each of the Ancillary Agreements to which Parent or Sub will be a party will have been, duly executed and delivered by Parent and Sub, as applicable, and, assuming due execution and delivery by each of the other parties hereto and thereto, this Agreement constitutes, and upon the execution and delivery of each of the Ancillary Agreements to which Parent or Sub will be a party will constitute, the legal, valid and binding obligations of Parent and Sub, as applicable, enforceable against Parent and Sub, as applicable, in accordance with their respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to the enforcement of creditors’ rights generally and by general principles of equity.

Section 5.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement and each of the Ancillary Agreements to which Parent and Sub are party and the consummation of the Arrangement do not and will not:

(i) conflict with or violate the articles or bylaws of Parent or Sub;

(ii) subject to the governmental filings and other matters referred to in Section 5.3, conflict with or violate any Law applicable to Parent or Sub or by which any property or asset of Parent or Sub is bound or affected; or

(iii) except as set out in the Parent SEC Documents, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under or require any consent of any Person pursuant to, any note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, instrument, obligation or other Contract to which Parent or Sub is a party, except, in each case, for any such conflicts or violations that individually or in the aggregate, are not reasonably likely to impair in any material respect the ability of each of

Parent and Sub to perform its obligations under this Agreement or have not prevented or materially impeded, interfered with, hindered or delayed, or could not reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Arrangement or the other transactions contemplated by this Agreement.

(b) Neither Parent nor Sub is required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by Parent and Sub of this Agreement and each of the Ancillary Agreements to which they will be party or the consummation of the Arrangement, except for: (i) such filings as may be required by any applicable Laws, including the filing with the SEC of such reports under, and such other compliance with, the Exchange Act and Securities Act and the rules and regulations thereunder as may be required in connection with this Agreement and the Transactions, (ii) compliance by Parent with the rules and regulations of the NYSE, (iii) the filing of the appropriate documents, if any, with the relevant authorities of jurisdictions in which any Company Group Member is qualified to do business, (iv) the filing of a post-closing notification under the Investment Canada Act (Canada) and (v) such other notices, authorizations, approvals, orders, permits or consents, the failure of which to be obtained or made, individually or in the aggregate, are not reasonably likely to impair in any material respect the ability of each of Purchaser and Sub to perform its obligations under this Agreement, have a Purchaser Material Adverse Effect or prevent or materially impede, interfere with, hinder or delay the consummation of the Arrangement or the other transactions contemplated by this Agreement.

(c) Parent is not required to seek any approval from its shareholders in order to complete the Transactions or for Parent and Sub to comply with their obligations under this Agreement, the Plan of Arrangement and the Ancillary Agreements to which each of them will be a party.

Section 5.4 Capitalization. The authorized capital of Parent consists of 510,000,000 shares, of which (i) 500,000,000 are designated as Parent Common Stock of which 37,750,998 are issued and outstanding as of February 27, 2015 and (ii) 10,000,000 are designated as preferred stock par value $0.000001 per share of which no shares are issued and outstanding as of February 27, 2015.

Section 5.5 SEC Reports; Financial Statements.

(a) Parent has filed with or furnished to the SEC on a timely basis all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by Parent since April 1, 2014 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Parent SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any Misrepresentation.

(b) The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since April 1, 2014, Parent has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law.

(c) Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

Section 5.6 No Prior Activities of Sub. Sub was formed solely for the purpose of engaging in the Arrangement and the other Transactions and has engaged in no business other than in connection with the Transactions.

Section 5.7 Parent Common Stock. The shares of Parent Common Stock to be issued to the Selling Shareholders in connection with this Agreement and the Plan of Arrangement will be:

(a) validly issued as fully paid, non-assessable shares in the capital stock of Parent; and

(b) subject to the Escrow Agreement and any lock-up contemplated pursuant to this Agreement or the Plan of Arrangement, as applicable, freely tradable in the United States.

Section 5.8 Proxy Circular. No documentation provided by Parent or Sub for inclusion into the Proxy Circular contains or will contain any Misrepresentation.

Section 5.9 Contingent Amount. Neither Parent nor any of its Affiliates is party to any Contract or arrangement which would (i) result in any Company Group Member being obligated to grant to any third party any rights with respect to material Intellectual Property; (ii) result in any Company Group Member being bound by, or subject to, any non-compete or other restriction on the material operation or scope of its business; or (iii) give rise to any right of any third party to terminate, re-price or otherwise modify any Company Group Member’s rights or obligations under any agreement under which any right or license of or under which material Intellectual Property is granted to or by such Company Group Member, in each case, which would reasonably be expected to have an adverse effect on the Contingent Amount.

Section 5.10 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by Parent or its Affiliates.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of Business Prior to the Closing. Between the date of this Agreement and the Closing Date, except actions (and failures to act) expressly mandated by this Agreement or the Plan of Arrangement or as set forth in Section 6.1 of the Disclosure Schedule or unless Parent shall otherwise agree in writing, the business of each Company Group Member shall be conducted only in the ordinary course of business consistent with past practice; and each Company Group Member shall (i) preserve substantially intact the business organization and assets of such Company Group Member; (ii) keep available the services of the current officers, employees and consultants of such Company Group Member; (iii) preserve the current relationships of such Company Group Member with customers, suppliers and other Persons with which such Company Group Member has significant business relations; and (iv) keep and maintain the assets and properties of such Company Group Member in good repair and normal operating condition, ordinary wear and tear excepted. By way of amplification and not limitation, between the date of this Agreement and the Closing Date, except as disclosed in Section 6.1 of the Disclosure Schedule, the Company shall not, nor propose to do, directly or indirectly, any of the following without the prior written consent of Parent:

(a) amend or otherwise change the Company Articles, the Company Bylaws, the constating documents of any Company Group Member, the Company Shareholders Agreement or any similar agreement to which the Company is a party;

(b) issue, sell, pledge, dispose of or otherwise subject to any Encumbrance (i) any Company Shares, or any options, warrants, convertible securities or other rights of any kind to acquire any such Company Shares, or any other ownership interest in the Company or (ii) outside of the ordinary course of business, any properties or assets of the Company;

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, Company Shares, property or otherwise, or make any other payment on or with respect to any of the Company Shares or other equity or ownership interest;

(d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any Company Shares or other equity or ownership interest or make any other change with respect to its capital structure;

(e) acquire by amalgamation, merging or consolidating with, or by purchasing a substantial portion of the assets of, or by purchasing all or a substantial equity interest in, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or division thereof;

(f) enter into any joint venture, strategic alliance, exclusive dealing, non-competition or similar contract or arrangement;

(g) incur any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, except in the ordinary course of business consistent with past practice, or incur, assume or guarantee any long-term Indebtedness or make any optional repayment of any Indebtedness;

(h) make any loans or advances to any Person;

(i) amend, waive, modify or consent to the termination of any Material Contract, or amend, waive, modify or consent to the termination of any Company Group Member’s rights thereunder, or enter into any Contract other than in the ordinary course of business consistent with past practice;

(j) authorize, or make any commitment with respect to, any single capital expenditure that is in excess of $25,000 or capital expenditures that are, in the aggregate, in excess of $50,000;

(k) enter into any lease, sublease or license of real or personal property or any renewals thereof involving a term of more than one year or rental obligation exceeding $50,000 per year in any single case;

(l) purchase any or acquire any interest in real property;

(m) enter into any Contract that: (i) provides for any use restrictions on any Company Group Member with respect to confidential information, except in the ordinary course of business consistent with past practice, (ii) does not contain a waiver of incidental, consequential, punitive, indirect and special damages in favour of any Company Group Member (and its respective assignees) in all circumstances, (iii) does not include a reasonable limitation on the payment of direct damages by any Company Group Member in connection therewith; (iv) contains any non-solicitation or similar provision that restricts any Company Group Member or (v) provides for exclusivity or any similar requirement or under which any Company Group Member is restricted in any respect or under which Parent or any of its Subsidiaries would after the Closing Time be restricted in any respect, with respect to distribution, licensing, marketing, purchasing, development or manufacturing of its respective products or services;

(n) enter into any Contract containing any restriction on the ability of any Company Group Member to assign its rights, interests or obligations thereunder, unless such restriction expressly excludes any assignment to Parent or any of its Subsidiaries in connection with or following the consummation of the Arrangement and the other transactions contemplated hereby;

(o) enter into any Contract if consummation of any of the transactions contemplated by this Agreement (alone or in combination with any other event) or compliance by any Company Group Member with the provisions hereof will conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to a loss of a benefit under, or result in the creation of any Encumbrance in or upon any of the properties or assets of any Company Group Member or Parent or its Subsidiaries under, or give rise to any increase, additional, accelerated or guaranteed rights or entitlements under, any provision of such Contract;

(p) increase the compensation payable or to become payable or the benefits provided (including any acceleration of vesting of compensation or benefits) to its directors, officers or employees, or grant any severance or termination payment to, or pay, loan or advance any amount to, any director, officer or employee of any Company Group Member;

(q) create any additional benefit plans which would be considered to be a Benefit Plan once created or to improve or change the benefits provided under any Benefit Plan;

(r) enter into any Contract with any Related Party of any Company Group Member;

(s) make any change in any method of accounting or accounting practice or policy, except as required by GAAP;

(t) form any Subsidiary of any Company Group Member;

(u) change its fiscal year, make (other than in the ordinary course of business consistent with past practice), revoke or modify any Tax election, adopt or change any Tax accounting method, settle or compromise any Tax liability, file or cause to be filed any Tax Return other than on a basis consistent with past practice, file or cause to be filed any amended Tax Return or claim for Tax refund, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, grant any power of attorney with respect to Taxes, or enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, Tax holiday or any closing or other similar agreement;

(v) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against on the Balance Sheet or subsequently incurred in the ordinary course of business consistent with past practice;

(w) cancel, compromise, waive or release any right or claim other than in the ordinary course of business consistent with past practice;

(x) permit the lapse of any existing policy of insurance relating to the business or assets of any Company Group Member;

(y) maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice;

(z) take any action or fail to take any action which action or failure to act could result in the material loss or reduction in value of the Intellectual Property, taken as a whole;

(aa) abandon or permit to lapse any Intellectual Property, any right relating to Intellectual Property or any other intangible asset used in the business of any Company Group Member;

(bb) hire any employee or consultant other than replacement employees or consultants that are hired on substantially similar terms as the Company Group Employees or consultants they are replacing;

(cc) accelerate the collection of or discount any accounts receivable, delay the payment of accounts payable or defer expenses, reduce inventories or otherwise increase cash on hand, except in the ordinary course of business consistent with past practice;

(dd) commence or settle any Action;

(ee) take any action, or intentionally fail to take any action, that would cause any representation or warranty made by the Company or any Supporting Shareholder in this Agreement or any Ancillary Agreement to be untrue or result in a breach of any covenant made by the Company in this Agreement or any Ancillary Agreement, or that has or would reasonably be expected to have a Company Material Adverse Effect; or

(ff) announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the foregoing.

Section 6.2 Access to Information.

(a) From the date hereof until the Closing Date, the Company shall afford Parent and its Representatives bound by contractual or fiduciary obligations of confidentiality access (including for inspection and copying) at all reasonable times to the Representatives, properties, offices, plants and all other information concerning the business, properties and personnel of each Company Group Member as Parent reasonably may request in conducting its business, accounting and legal review and investigation of the Company Group, and shall furnish Parent with such financial, operating and other data and information as Parent may reasonably request. The Company agrees to provide to Parent and its Representatives copies of internal financial statements and any related work papers and supporting documentation promptly upon request. No information or knowledge obtained in any investigation pursuant to this Section 6.2 shall affect or be deemed to modify any representation or warranty contained herein or in any Ancillary Agreement or the conditions to the obligations of the parties to consummate the Arrangement and the other transactions contemplated hereby and thereby. In addition, the

Company shall, and agrees to cause its appropriate Representatives to, execute and deliver such documents and instruments as may be reasonably requested by Parent or required by third party accountants and auditors in connection with the matters contemplated by this subparagraph (a), including any work papers, documents, books, record, certifications or reliance representation letters requested by the accounting firm, auditors or other Persons engaged to conduct an audit of the Company Group’s financial books and records in order for Parent to properly make any required public filings with the SEC relating to the Company or the Arrangement.

(b) To facilitate prompt integration of the Company Group’s Systems and other information technology (collectively, “IT”), inventory (e.g., voice and data network services and software and hardware, licenses, financial/accounting software, IT budgets, etc.) with Parent’s IT following the Closing, the Company will provide Parent and its Representatives reasonable access, at any time during normal business hours from the date hereof through the earlier of the Closing Time and the Termination Date, to the Company Group’s IT inventory and the Company Group’s personnel responsible for such IT inventory. The Company will cooperate with Parent to plan for the integration of IT systems, hardware and software prior to and in anticipation of the Closing, including, but not limited to, providing Parent with reasonable access to and use of the Company Group’s appropriate personnel.

(c) Prior to Closing, the disclosure of Personal Information by a Party to another Party pursuant to this Agreement and the collection and use of such Personal Information by the Party that receives it is restricted to purposes that relate to the Transactions. If this Agreement expires or is otherwise terminated prior to Closing, each Party must destroy or return all Personal Information it received from another Party under this Agreement.

Section 6.3 Exclusivity. The Company and the Supporting Shareholders agree that between the date of this Agreement and the earlier of the Closing and the termination of this Agreement, the Company and the Supporting Shareholders shall not, and shall take all action necessary to ensure that none of their respective Affiliates or Representatives shall, directly or indirectly (a) solicit, initiate, consider, encourage or accept any proposal or offer that constitutes an Acquisition Proposal or (b) participate in any discussions, conversations, negotiations or other communications regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage the submission of, any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal. The Company and the Supporting Shareholders immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing. The Company and the Supporting Shareholders shall notify Parent promptly, but in any event within 24 hours, orally and in writing, if any Acquisition Proposal, or any inquiry or other contact with any Person with respect thereto, is made. Any such notice to Parent shall indicate in reasonable detail, to the maximum extent the Company and Supporting Shareholders are permitted to do so without violating their respective confidentiality obligations, the identity of the Person making such Acquisition Proposal, inquiry or other contact and the terms and conditions of such Acquisition Proposal, inquiry or other contact. The Company shall not release any Person from, or waive any provision of, any confidentiality or standstill agreement, without the prior written consent of Parent.

Section 6.4 Notification of Certain Matters; Supplements to Disclosure Schedule.

(a) The Company shall give prompt written notice to Parent of (i) the occurrence or non-occurrence of any change, condition or event, the occurrence or non-occurrence of which would render any representation or warranty of the Company contained in this Agreement or any Ancillary Agreement, if made on or immediately following the date of such event, untrue or inaccurate, (ii) the occurrence of any change, condition or event that has had or is reasonably likely to have a Company Material Adverse Effect, (iii) any failure of the Company or any Affiliate of the Company to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder or any event or condition that would otherwise result in the nonfulfillment of any of the conditions to Parent’s and Sub’s obligations hereunder, (iv) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the consummation of the Transactions or (v) any Action pending or, to the knowledge of the Company, threatened against a party or the parties relating to the Transactions or otherwise.

(b) The Company shall give Parent prompt notice if any Person shall have (i) commenced, or shall have notified any Company Group Member that it intends to commence, an Action or (ii) provided any Company Group Member with notice, in either case which allege(s) that any of the Intellectual Property currently embodied, or proposed to be embodied, in the Company Group’s products or utilized in Company Group designed or modified development tools or design environments infringes or otherwise violates the Intellectual Property rights of such Person, is available for licensing from a potential licensor providing the notice or otherwise alleges that any Company Group Member does not otherwise own or have the right to use and exploit such Intellectual Property. The Company shall, and shall cause the Company Subsidiary Group Members to, use all commercially reasonable efforts to maintain, perfect, preserve or renew the Intellectual Property through the Closing Time, including the payment of any registration, maintenance, renewal fees, annuity fees and taxes or the filing of any documents, applications or certificates related thereto, and to promptly respond and prepare to respond to all requests, related to the Intellectual Property, received from Governmental Authorities.

(c) The Company shall supplement the information set forth on the Disclosure Schedule with respect to any matter now existing or hereafter arising that, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule or that is necessary to correct any information in the Disclosure Schedule or in any representation or warranty of the Company which has been rendered inaccurate thereby promptly following discovery thereof. No such supplement, nor any information Parent may otherwise obtain from the Company or any other Person, shall be deemed to cure any breach of any representation or warranty made in this Agreement or any Ancillary Agreement or have any effect for purposes of determining the satisfaction of the conditions set forth in Section 8.3, the compliance by the Company with any covenant set forth herein or the indemnification provided for in Section 9.2.

Section 6.5 Confidentiality.

(a) Prior to the Closing Date, each of the parties shall, and shall cause its Representatives to, hold in confidence all documents and information furnished to it by or on behalf of any other party to this Agreement in connection with the Transactions pursuant to the terms of the Confidentiality Agreement, which shall continue in full force and effect until the Closing Date; provided, however, that each party may make such disclosure if it has been advised by legal counsel that such disclosure is required by applicable Law (including the regulations of any stock exchange or securities regulatory authority). If for any reason this Agreement is terminated prior to the Closing Date, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms and the immediately prior sentence.

(b) Following Closing, the Company Securityholders shall, and shall cause their Representatives to, hold in confidence all information relating to any Company Group Member, except information (other than Personal Information) which:

(i) is part of the public domain;

(ii) becomes part of the public domain other than as a result of a breach of these provisions by the Company Securityholders and/or their Representatives;

(iii) the Company Securityholders are required to disclose pursuant to applicable Laws or stock exchange rules; provided that, subject to applicable Law and any applicable stock exchange rules, such disclosing Company Securityholder(s) provides notice of such disclosure or proposed disclosure to Parent and the Company as soon as reasonably practicable;

(iv) was received in good faith after Closing from an independent Person who was lawfully in possession of such information free of any obligation of confidence; or

(v) is released from the provisions of this Agreement by the written authorization of Parent.

Section 6.6 Commercially Reasonable Efforts; Further Assurances.

(a) Each of the parties shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions as promptly as practicable, including to (i) obtain from Governmental Authorities and other Persons all consents, waivers, approvals, authorizations, qualifications and orders as are necessary for the consummation of the

Transactions and (ii) have vacated, lifted, reversed or overturned any order, decree, ruling, judgment, injunction or other action (whether temporary, preliminary or permanent) that is in effect and that enjoins, restrains, conditions, makes illegal or otherwise restricts or prohibits the consummation of the Transactions. In furtherance and not in limitation of the foregoing, the Company shall permit Parent reasonably to participate in the defense and settlement of any claim, suit or cause of action relating to this Agreement, the Arrangement or the other Transactions, and the Company shall not settle or compromise any such claim, suit or cause of action without Parent’s written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(b) The Company or the applicable Company Subsidiary Group Member shall give promptly such notice to third parties and use commercially reasonable efforts to obtain such third party consents and estoppel certificates as Parent may in its reasonable discretion deem necessary or desirable in connection with the Transactions. Parent shall cooperate with and assist the Company or the applicable Company Subsidiary Group Member in giving such notices and obtaining such consents and estoppel certificates; provided, however, that Parent shall have no obligation to give any guarantee or other consideration of any nature in connection with any such notice, consent or estoppel certificate or consent to any change in the terms of any agreement or arrangement that Parent in its sole discretion may deem adverse to the interests of Parent or any Company Group Member.

(c) Notwithstanding anything herein to the contrary, Parent shall not be required by this Section 6.6 to take or agree to undertake any action, including entering into any consent decree, hold separate order or other arrangement, that would (i) require the divestiture of any assets of Parent, any Company Group Member or any of their respective Affiliates, or (ii) limit Parent’s freedom of action with respect to, or its ability to consolidate and control, the Company or any of its assets or any of Parent’s or its Affiliates’ other assets or businesses.

Section 6.7 Public Announcements. The Company and each Supporting Shareholder shall consult with Parent before issuing, and provide Parent the opportunity to review and comment upon, any press release or other public statement with respect to the Transactions, including any prepared responses to questions regarding the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation. Before issuing any press release with respect to the Transactions, Parent shall provide the Company with such press release for its review. For greater certainty, Parent shall have no obligation to consult with the Company prior to issuing any public statement with respect to the Transactions, including any prepared responses to questions regarding the Transactions.

Section 6.8 Company Audited Financial Statements. The Company shall engage an independent external auditor, which auditor shall be reasonably acceptable to Parent, to conduct and complete an audit of the Company Group’s financial statements covering the periods required by the rules and regulations of the SEC, including Regulation S-X, in order for Parent to file such audited financial statements with the SEC in satisfaction of Parent’s obligations pursuant to applicable Laws, including the Exchange

Act. Such audit shall be completed prior to the Closing Date, and the Company shall use commercially reasonable efforts to cause the auditor to provide its consent to Parent to include such auditor’s opinion in any filing of such financial statements with the SEC.

Section 6.9 Directors and Officers Insurance. At or prior to the Closing Time, the Company shall purchase tail insurance coverage for the Company directors and officers in a form reasonably acceptable to the Company and Parent, which shall provide such directors and officers with coverage for no less than six years following the Closing Time with respect to claims arising out of acts or omission occurring at or prior to the Closing Time (the “D&O Tail Policy”). The full cost and all premiums associated with such D&O Tail Policy shall be paid in a lump sum by the Company prior to the Closing and shall be included as Transaction Expenses.

Section 6.10 Proxies and Dissent Rights. The Company shall advise Parent, as reasonably requested, as to the aggregate tally of proxies and votes received in respect of the Special Meeting and the number of Company Shares for which Dissent Rights have been exercised.

Section 6.11 Voting.

(a) Each Supporting Shareholder hereby covenants and agrees with Parent and Sub that, until the termination of this Agreement or the Closing Time, whichever occurs first, each Supporting Shareholder shall not:

(i) sell, transfer, gift, assign, pledge, hypothecate, encumber, convert or otherwise dispose of any Company Securities held by such Supporting Shareholder (or permit any of the foregoing with respect to any of such Company Securities), other than the exercise of Company Options or Company Warrants in accordance with their respective terms for Company Shares that will become subject to this Agreement, or enter into any agreement, arrangement or understanding in connection therewith; or

(ii) except as contemplated by this Agreement, grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or deposit (or permit to be deposited) the Company Shares held by such Supporting Shareholder into a voting trust or enter into a voting agreement, understanding or arrangement with respect to the voting of such Company Shares.

(b) Each Supporting Shareholder hereby irrevocably covenants, undertakes and agrees, until the termination of this Agreement or the Closing Time, whichever occurs first:

(i) to vote (or cause to be voted) all Company Shares held by such Supporting Shareholder at any meeting of Company Shareholders (including the Special Meeting), or any adjournment thereof, and in any action by written consent of the Company Shareholders, as applicable: (A) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution (and any actions required in furtherance thereof); (B) against any action that is intended or could reasonably be expected to impede, interfere with, delay, postpone or discourage the Arrangement, including, for greater certainty, against: (Y) an Acquisition Proposal or any change in the capitalization of the Company, the corporate structure of the Company or the Company Articles or Company Bylaws that has not been approved by Parent; and (Z) any action that would result in any breach of any representation, warranty, covenant or agreement or any other obligation of the Company or such Supporting Shareholder in this Agreement;

(ii) no later than two days prior to any meeting of the Company Shareholders in respect of any of the matters referred to in Section 6.11(b)(i) (including the Special Meeting), to execute and deliver (or cause to be executed and delivered) a non-discretionary proxy in connection with such meeting that: (A) appoints the Chief Executive Officer of the Company, or any other senior officer of the Company in his stead, to attend and act on behalf of such Supporting Shareholder at such meeting; and (B) instructs such securities be voted at such meeting in accordance with Section 6.11(b)(i);

(iii) not to, without the prior written consent of Parent, revoke any proxies executed and delivered pursuant to this Agreement;

(iv) not to, without the prior written consent of Parent, requisition or join in the requisition of any meeting of the Company Shareholders for the purpose of considering any resolution with respect to any of the matters referred to in Section 6.11(b)(i); and

(v) not to do anything to frustrate or hinder the consummation of the Arrangement.

(c) If a Supporting Shareholder has failed to comply with Section 6.11(b)(ii), such Supporting Shareholder hereby appoints, until the termination of this Agreement or the Closing Time, whichever occurs first, Parent as non-discretionary attorney-in-fact (which appointment is unconditional, irrevocable and is coupled with an interest) for and on its behalf to execute a proxy appointing such Person designated by Parent to attend and act on behalf of such Supporting Shareholder at any meeting of Company Shareholders in respect of any of the matters referred to in Section 6.11(b)(i) (including the Special Meeting) and to act on behalf of such Supporting Shareholder on every action or approval by written consent of the Company Shareholders in respect of such matters and, if pursuant to this power of attorney Parent has executed and not revoked a proxy in respect of such a meeting, then in such circumstances such Supporting Shareholder shall not be responsible for voting under Section 6.11(b)(i). Parent shall advise such Supporting Shareholder upon executing or revoking any proxies in respect of such Supporting Shareholder pursuant to the power of attorney granted pursuant to this Section 6.11(c).

Section 6.12 Other Supporting Shareholder Agreements, Acknowledgments and Covenants.

(a) Each Supporting Shareholder agrees:

(i) to the existence, factual details and reproduction of this Agreement being set out in the Proxy Circular;

(ii) to this Agreement being available for inspection to the extent required by applicable Law;

(b) Each Supporting Shareholder shall not, and hereby agrees not to:

(i) exercise any rights of appraisal, or rights to dissent from the Arrangement (including Dissent Rights) that the Supporting Shareholder may have;

(ii) amend, restate or replace the Company Shareholders Agreement; or

(iii) if the Transactions are consummated, except as contemplated in Article IX, commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent or Sub or any of their respective Subsidiaries (or any of their respective successors) relating to the negotiation, execution and delivery of this Agreement or the consummation of the Arrangement.

(c) Each Supporting Shareholder shall not exercise any of his, her or its Company Options or Company Warrants, unless such Company Options or Company Warrants are set to expire.

(d) Each Supporting Shareholder hereby covenants and agrees with Parent and Sub that, until the termination of this Agreement or the Closing Time, whichever occurs first, such Supporting Shareholder shall not directly or indirectly, take any action that would have the effect of impairing the ability of such Supporting Shareholder to perform its obligations under this Agreement or the Ancillary Agreements to which such Supporting Shareholder will be a party or prevent or delay the consummation of the Transactions.

(e) Each Supporting Shareholder acknowledges that he, she or it will be bound by the release in Section 2.2(k) of the Plan of Arrangement effective as of the Closing.

Section 6.13 Parent Guarantee. Parent hereby unconditionally and irrevocably guarantees to the Company and the Selling Shareholders, on the terms and conditions herein, the punctual performance by Sub of each and every covenant and agreement of Sub pursuant to this Agreement, the Plan of Arrangement and any Ancillary Agreement to which Sub is or will be a party. Parent covenants in favour of the Company and the Selling Shareholders to pay any amount due under or in connection with this Agreement or any Ancillary Agreement to which Sub is or will be a party, promptly following demand, as if it were principal obligor, to the extent Sub has failed to pay such amount when due. The obligations of Parent under this Section 6.13 are subject to all limitations and defences available to Sub provided however, that except as provided in this Section 6.13, Parent waives each of the following, to the fullest extent permitted by Law:

(a) any right of Parent (whether now or hereafter existing) to require the Securityholder Representative or any of the Company Securityholders as a condition to the enforcement of the guarantee under this Section 6.13 to exhaust all remedies against Sub; and (b) all other rights and defences (legal or equitable) the assertion or exercise of which would in any way diminish the liability of Parent under this Section 6.13. This Section 6.13 shall not be construed to impose upon Parent any obligations greater than, in addition to, or other than, the obligations expressly assumed by Sub under this Agreement and the Plan of Arrangement. This Section 6.13 shall continue in effect until the date on which Sub and any successor thereto has fulfilled all of its obligations pursuant to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 6.14 Company Employee Benefit Plans. The Company shall ensure, and shall provide written evidence satisfactory to Parent, acting reasonably, confirming, that, with respect to each Benefit Plan in which employees or former employees of the Company (or any spouses, dependents, survivors or beneficiaries of such Persons) are eligible to participate, effective as of the Closing Date:

(a) the Company is the only participating employer in each such plan, and, where required, each such plan (including any insurance contract or policy thereunder) is assigned to the Company and amended as necessary to reflect such assignment; or

(b) the Company ceases to participate in each Benefit Plan in which one or more Non-Company Group Participating Employer(s) is eligible to participate and instead, participates in newly established Stand-Alone Benefit Plans, provided that each Stand-Alone Benefit Plan replicates the entitlements of the employees or former employees of the Company (or any spouses, dependents, survivors or beneficiaries of such Persons) under the corresponding Benefit Plan immediately prior to the Closing Date.

Section 6.15 Personal Information – Post-Closing. Each of Parent, Sub and each Company Group Member covenant that it will: (a) use and disclose the Personal Information transferred to it under the terms of this Agreement solely for the purposes for which that Personal Information was collected or permitted to be used or disclosed before the transaction was completed; (b) protect that Personal Information by security safeguards appropriate to the sensitivity of the information; and (c) give effect to any withdrawal of consent made in accordance with clause 4.3.8 of Schedule 1 to the Personal Information Protection and Electronic Documents Act (Canada). The obligations imposed by this Section 6.15 are perpetual and shall survive the Closing.

Section 6.16 COPPA. The Company shall take all necessary steps and actions to ensure that, as of the Closing Date, on Websites that have been “flagged” as falling within the scope of COPPA or where the Company otherwise has knowledge that the inventory falls within COPPA, the Company does not and will not: (a) serve behaviorally targeted advertisements; (b) collect any “personal information” (as such terms is defined under COPPA) for purposes of behavioral targeting; or (c) collect any latitude/longitude coordinates, global positioning system coordinates, or any other type of precise geolocation data whatsoever.

Section 6.17 Canadian Securities Law Relief Application. As soon as reasonably practicable following the date of this Agreement, Parent will use commercially reasonable efforts to make application to the Ontario Securities Commission and the Autorité des marchés financiers for exemptive relief from the prospectus requirements under Ontario and Québec securities laws, respectively, in connection with the first trade of shares of Parent Common Stock issued or issuable pursuant to the Plan of Arrangement (including shares of Parent Common Stock issuable upon exercise of Replacement Options (as defined in the Plan of Arrangement)).

ARTICLE VII

TAX MATTERS.

Section 7.1 Transfer Taxes. All Transfer Taxes incurred in connection with the Transaction, if any, shall be paid by the Company Securityholders when due, and the Company will, at the expense of the Company Securityholders, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable Law, Parent will join in the execution of any such Tax Returns and other documentation. The Company shall provide Parent with the reasonable opportunity to review such Tax Returns and other documentation and with evidence reasonably satisfactory to Parent that such Transfer Taxes have been paid.

Section 7.2 Adjustment to and Allocation of Arrangement Consideration. Any payments made pursuant to Section 2.11, Section 2.12 or Article IX shall constitute an adjustment to the Arrangement Consideration for Tax purposes and shall be treated as such by all parties on their Tax Returns to the extent permitted by Law. Each of the parties shall report the purchase and sale of the Company Shares in any Tax Returns in accordance with the provisions of this Section 7.2.

Section 7.3 Stub Period Returns. Parent and Sub shall cause each Company Group Member to duly and timely make or prepare all Tax Returns required to be made or prepared by them and to duly and timely file all Tax Returns required to be filed by them for any period which ends on or before the Closing Date and for which Tax Returns have not been filed as of such date. Parent and Sub may cause each Company Group Member to make the election referred to in subsection 256(9) of the Tax Act, and comparable provisions of applicable provincial or territorial legislation, and to file such election(s) for such Company Group Member’s taxation year(s) ending immediately before the Closing Time. Parent and Sub shall also cause each Company Group Member to duly and timely make or prepare all Tax Returns required to be made or prepared by them and to duly and timely file all Tax Returns required to be filed by them for periods beginning before and ending after the Closing Date. The Securityholder Representative, Parent and Sub shall cooperate fully with each other and make available to each other in a timely fashion such data and other information as may reasonably be required for the preparation of any Tax Return of any Company Group Member for a period ending on, prior to or including the Closing Date and shall preserve such data and other information until the expiration of any applicable limitation period under any applicable law with respect to Taxes.

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.1 General Conditions. The respective obligations of each party to consummate the Transactions shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may, to the extent permitted by applicable Law, be waived in writing by any party in its sole discretion (provided, that each party’s waiver shall only be effective insofar as to such condition relates to its own obligations):

(a) Company Shareholder Approval shall have been obtained.

(b) The Interim Order shall have been obtained in form and substance satisfactory to each of the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise.

(c) The Final Order shall have been obtained in form and substance satisfactory to each of the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise.

(d) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is then in effect and that enjoins, restrains, conditions, makes illegal or otherwise prohibits the consummation of the Transactions.

(e) Any approval, consent or waiting period under any other applicable Law or regulation that is required to consummate the Transaction shall have been obtained or terminated or shall have expired.

Section 8.2 Conditions to Obligations of the Company. The obligations of the Company to consummate the Transactions shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Company in its sole discretion:

(a) The representations and warranties of Parent and Sub contained in this Agreement or any Ancillary Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Parent Material Adverse Effect, which representations and warranties shall be true in all respects after giving effect to such qualifications) both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct, to the extent set forth above, as of such specified date.

(b) Parent and Sub shall have performed in all material respects all obligations and agreements and complied with all covenants and conditions required by this Agreement or any Ancillary Agreement to be performed or complied with by them prior to or at the Closing.

(c) The Company shall have received from each of Parent and Sub a certificate, without personal liability, to the effect set forth in Section 8.2(a) and Section 8.2(b), signed by a duly authorized officer of each of Parent and Sub.

(d) There shall not have occurred any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or is reasonably likely to have a Parent Material Adverse Effect.

(e) The Company shall have received an executed counterpart of each of the Ancillary Agreements, signed by Parent and/or Sub, as applicable.

(f) The Company shall have received evidence confirming that Parent has filed a NYSE supplemental listing application relating to the approval for listing without restriction of the shares of Parent Common Stock issuable under this Agreement and the Plan of Arrangement, such application of which has been signed by Parent and the NYSE.

(g) The directors and officers of each Company Group Member shall have received a customary general release of claims from the applicable Company Group Member against the applicable director or officer.

(h) The Company shall have received from Parent and Sub a certificate, in form and substance reasonably satisfactory to the Securityholder Representative, certifying, in such officer’s capacity as an officer of Parent or Sub, as applicable, and not in his or her personal capacity that: (i) attached thereto is a true, correct and complete copy of: (A) the articles and by-laws of Sub; (B) the resolution of the board of directors of Parent or Sub, as applicable, approving the Arrangement Agreement and the transactions contemplated thereby; (C) a certificate of status or certificate of good standing, as applicable, of Parent or Sub, as applicable, from its jurisdiction of organization; (ii) the resolutions referenced in subsection (i)(B) are in full force and effect as of the Closing Date; and (iii) nothing has occurred since the date of the issuance of the certificate of status referenced in subsection (i)(C) that would adversely affect the existence of Parent or Sub, as applicable.

Section 8.3 Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to consummate the Transactions shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by Parent in its sole discretion:

(a) The representations and warranties of the Company contained in this Agreement or any Ancillary Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect, which representations and warranties shall be true in all respects after giving effect to such qualifications) both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct, to the extent set forth above, as of such specified date.

(b) The Company shall have performed in all material respects all obligations and agreements and complied with all covenants and conditions required by this Agreement or any Ancillary Agreement to be performed or complied with by it prior to or at the Closing.

(c) Parent shall have received from the Company a certificate, without personal liability, to the effect set forth in Section 8.3(a) and Section 8.3(b), signed by the Chief Executive Officer and the Chief Financial Officer of the Company (or, in each case, a Person acting in a similar capacity).

(d) The representations and warranties of each Supporting Shareholder contained in this Agreement or any Ancillary Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality which representations and warranties shall be true in all respects giving effect to such qualifications) both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct, to the extent set forth above, as of such specified date.

(e) Each Supporting Shareholder shall have performed in all material respects all obligations and agreements and complied with all covenants and conditions required by this Agreement or any Ancillary Agreement to be performed or complied with by such Supporting Shareholder prior to or at the Closing.

(f) Parent shall have received evidence, in form and substance reasonably satisfactory to it, that the Company Group Members shall have obtained the authorizations, consents, orders, waivers and approvals of third parties listed on Section 8.3(f) of the Disclosure Schedule.

(g) Parent shall have received an executed counterpart of each of the Ancillary Agreements, signed by each party other than Parent and Sub.

(h) Parent shall have received letters of resignation from the directors and officers of each Company Group Member, including a customary general release of claims against the applicable Company Group Member.

(i) The Company shall have delivered to Parent a payoff letter duly executed by each holder of Funded Indebtedness, each in form and substance reasonably acceptable to Parent, in which the payee shall agree that upon payment of the amount specified in such payoff letter: (i) all outstanding obligations of the Company arising under or related to the applicable Funded Indebtedness shall be repaid, discharged and extinguished in full; (ii) all Encumbrances in connection therewith shall be released (including, in connection with the Comerica Loan Agreement, the termination of the SR&ED Assignment Agreement); (iii) the payee shall take all actions reasonably requested by Parent to evidence and record such discharge and release as promptly as practicable; and (iv) the payee shall return to the Company all instruments evidencing the applicable Funded Indebtedness (including all notes) and all collateral securing the applicable Funded Indebtedness (each such payoff letter, a “Debt Payoff Letter”).

(j) With respect to any Transaction Expenses which will not have been paid in full prior to the Closing Date, at least two Business Days prior to the Closing Date, the Company shall submit to Parent reasonably satisfactory documentation setting forth an itemized list of all, and amounts of all, Transaction Expenses, including the identity of each payee, dollar amounts owed, wire instructions and any other information necessary to effect the final payment in full thereof (including a Form W-9 or W-8 BEN, if requested by Parent), and copies of final invoices from each such payee acknowledging the invoiced amounts as full and final payment for all services rendered to the Company (the “Transaction Expenses Payoff Instructions”). Prior to the Closing, the Company shall have delivered to Parent an invoice duly executed by each payee referred to in the Transaction Expenses Payoff Instructions in form and substance reasonably satisfactory to Parent in which the payee shall agree that, upon payment of the amounts specified in the Transaction Expenses Payoff Instructions, all obligations of the Company to such payee to date shall be repaid, discharged and extinguished in full.

(k) The Company shall have delivered to Parent the Estimated Closing Statement and the Consideration Spreadsheet in accordance with Section 2.12(a) and Section 2.15.

(l) The Company shall have delivered to Parent an opinion of Company’s legal counsel dated as of the Closing Date, addressed to Parent and Sub and substantially in the form of Exhibit E attached hereto.

(m) No more than 5% of the Company Shareholders (determined on a on an as converted to Common Share basis) shall have asserted Dissent Rights, and all Company Shareholders (other than up to 5% of the Company Shareholders (determined on an as converted to Common Share basis)) shall have, by virtue of voting their Company Shares in favor of the Arrangement or otherwise, irrevocably waived any such rights with respect to the Arrangement.

(n) At least 90% of the Company Group Employees (including any employees that resign their employment with the Company and are hired by Parent (or one of its Subsidiaries) prior to the Closing Time) shall remain employed by the applicable Company Group Member without indication that such Company Group Employees intend to terminate their employment or relationship with the applicable Company Group Member. Each of the Key Employees shall have executed and delivered to Parent a Non-Competition Agreement and Founder shall have executed and delivered to Parent the Employee Agreement, and neither Key Employee shall have terminated employment or given notice of an intention to termination employment with Parent prior to the Closing Time.

(o) The Company shall have delivered to Parent the Business Plan, in form and substance approved by Parent, acting reasonably.

(p) The Company shall have delivered to Parent evidence of termination of the Executive Services Agreement.

(q) The Company shall have delivered to Parent evidence of the assignment by each of the Founder, Christopher Dingle, John Spurway and Mazdak Abkenar of the US Patent Application to the Company.

(r) The Company shall have delivered to Parent evidence confirming that each of the domain names set forth in Section 3.14(a) of the Disclosure Schedule are registered in the name of a Company Group Member.

(s) There shall not have occurred any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect.

(t) Parent shall have received from the Company a certificate, in form and substance reasonably satisfactory to Parent, certifying, in such officer’s capacity as an officer of the Company and not in his or her personal capacity that: (i) attached thereto is a true, correct and complete copy of: (A) the Company Articles and Company Bylaws; (B) the resolution of the board of directors of the Company approving the Arrangement Agreement and the transactions contemplated thereby; (C) the Arrangement Resolution; (D) a certificate of status of the Company from its jurisdiction of organization; and (E) the Company Shareholders Agreement; (ii) the resolutions referenced in subsection (i)(B) and (i)(C) are in full force and effect as of the Closing Date; and (iii) nothing has occurred since the date of the issuance of the certificate of status referenced in subsection (i)(D) that would adversely affect the existence of the Company.

ARTICLE IX

INDEMNIFICATION

Section 9.1 Survival.

(a) The representations and warranties of the Company, the Supporting Shareholders, Parent and Sub contained in this Agreement and the Ancillary Agreements and any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the Transactions shall survive the Closing until the date that is 15 months after the Closing Date; provided, however, that: (i)(A) the representations and warranties set forth in Section 3.1 (Organization and Qualification), Section 3.2 (Authority), Section 3.4 (Capitalization), Section 3.5 (Equity Interests), Section 3.12 (Title to Assets) and Section 3.30 (Brokers); (B) the representations and warranties set forth in Section 4.1 (Authority of the Supporting Shareholders), Section 4.3 (Ownership of Company Securities) and Section 4.4 (Voting Power) (collectively, the “Supporting Shareholders Fundamental Representations”); (C) the representations and warranties set forth in Section 5.1 (Organization), Section 5.2 (Authority) and Section 5.10 (Brokers) (collectively, the “Parent Fundamental Representations”); and (D) any claim of fraud, willful misconduct, intentional misrepresentation or willful breach, shall survive until the last day of the ultimate limitation period as permitted by applicable Law; (ii) the representations and warranties set forth in Section 3.14 (Intellectual Property), Section 3.20 (Privacy) and any indemnity in respect of Section 9.2(i) (and any Third Party Claim related thereto) shall survive the Closing until the date that is 24 months after the Closing Date; and (iii) the representations and warranties set forth in Section 3.15 (Taxes) (together with the representations and warranties set forth in Section 9.1(a)(i)(A), the “Company Fundamental Representations,” and together with the Supporting Shareholders Fundamental Representations and the Parent Fundamental Representations, the “Fundamental Representations”) shall survive until the close of business on the 60th day following the expiration of the applicable regulatory statute of limitation (as the same may be extended or waived), even if longer than statutes of limitations under applicable Law.

(b) None of the Selling Shareholders, Supporting Shareholders, Parent or Sub shall have any liability with respect to any representations or warranties unless notice of an actual or threatened claim, or of any facts or circumstances that Parent or the Securityholder Representative, as the case may be, reasonably believes may result in a claim, hereunder, is given to the other party prior to the expiration of the survival period for such representation or warranty, in which case such representation or warranty shall survive as to such claim until such claim has been finally resolved, without the requirement of commencing any Action in order to extend such survival period or preserve such claim.

Section 9.2 Indemnification by the Selling Shareholders. By virtue of the Arrangement, the Selling Shareholders, severally in accordance with their respective Pro Rata Percentages but not jointly, shall save, defend, indemnify and hold harmless Parent, Sub, the Company, their Affiliates, and the respective Representatives, successors and assigns of each of the foregoing (the “Parent Indemnified Parties”) from and against, and shall compensate and reimburse each of the foregoing for any and all losses, damages, liabilities, deficiencies, claims, diminution of value, interest, awards, judgments, Taxes, penalties, costs and expenses (including legal fees, costs and other out-of-pocket expenses incurred in investigating, preparing or defending or pursuing the foregoing) (hereinafter collectively, “Losses”), asserted against, incurred, sustained or suffered by any of the foregoing as a result of, arising out of or relating to:

(a) any breach of any representation or warranty made by the Company contained in this Agreement or any Ancillary Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the Transactions (without giving effect to any limitations or qualifications thereto, including materiality, Company Material Adverse Effect, knowledge or subsequent supplements or updates to the Disclosure Schedule for purposes of determining the existence of any inaccuracy or breach or the amount of any Losses with respect thereto);

(b) any breach of any covenant or agreement by the Company contained in this Agreement or any Ancillary Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the Transactions (including as a result of the action or failure to act of the Company prior to Closing);

(c) any Benefit Plan Liabilities;

(d) any Pre-Closing Taxes other than Taxes to the extent taken into account as a Current Liability in the determination of the Net Adjustment Amount as finally determined in accordance with Section 2.12; provided, however, that the Selling Shareholders will have no obligation under this indemnity for any assessment or reassessment arising solely from an amendment to any Tax Return filed by or on behalf of the Company Group Member made after the Closing Time for any taxation year ending on or before the Closing Date, unless that amendment is consented to by the Securityholder Representative (which consent shall not be unreasonably withheld) or any other action taken by Parent or its Subsidiaries which has the effect of shifting income or taxable income from a taxable period ending after the Closing Date to a Pre-Closing Tax Period and that results in an increase in Pre-Closing Taxes;

(e) any inaccuracy or omission with respect to the information provided in Section 3.4 or the Consideration Spreadsheet or any claim, demand or allegation by any Company Securityholder or purported owner of Company Shares, Company Options, Company Warrants or other equity securities in the capital of the Company or any right to acquire Company Shares, Company Options, Company Warrants or other equity securities in the capital of the Company that such Person is entitled to receive any consideration in connection with the Arrangement that is different from or in addition to the consideration payable to such Person, if any, as provided for under this Agreement, including any amounts required to be paid to any Company Securityholder in satisfaction of dissenters’ or appraisal rights to the extent greater than the amounts to which any such Dissenting Shareholders would be entitled pursuant to the Arrangement (and including any Losses incurred by Parent associated with any Actions or settlement entered into to determine or settle the amount payable to such dissenting Company Securityholders);

(f) any inaccuracy in the Final Estimated Closing Statement, to the extent such inaccuracy resulted in an increase to the Estimated Closing Consideration, including the failure to receive any scientific research and experimental developmental credits receivable that are set out in the Final Estimated Closing Statement;

(g) any Losses (including any obligations by the Company or its successors to provide indemnity) arising from acts or omissions by any officers or directors of any Company Group Member or Company Group Employees prior to the Closing, including any breach of fiduciary duty;

(h) any Losses arising from the Company’s failure to comply with the covenants set out in Section 6.16.

(i) any of the matters set forth on Section 9.2(i) of the Disclosure Schedule; or

(j) any Third Party Claim relating to any of the items referred to in clauses (a) through (h) above.

Section 9.3 Indemnification by Supporting Shareholders. By virtue of the Arrangement, each Supporting Shareholder shall severally but not jointly save, defend, indemnify and hold harmless the Parent Indemnified Parties from and against, and shall compensate and reimburse each of the foregoing for, any and all Losses asserted against, incurred, sustained or suffered by any of the foregoing as a result of, arising out of or relating to:

(a) any breach of any representation or warranty made by such Supporting Shareholder contained in this Agreement or any Ancillary Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the Transactions (without giving effect to any limitations or qualifications as to materiality or other exception set forth therein for purposes of determining the existence of any inaccuracy or breach or the amount of any Losses with respect thereto);

(b) any breach of any covenant or agreement by such Supporting Shareholder contained in this Agreement or any Ancillary Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the Transactions; or

(c) any Third Party Claim relating to any of the items referred to in clauses (a) and (b) above.

Section 9.4 Procedures.

(a) A party seeking indemnification (the “Indemnified Party”) in respect of, arising out of, or involving a Third Party Claim shall deliver notice (a “Claim Notice”) in respect thereof to the Securityholder Representative, on behalf of the Selling Shareholders, or to the applicable Supporting Shareholder, as applicable (the “Indemnifying Party”), with reasonable promptness after receipt by such Indemnified Party of notice of the Third Party Claim, and shall provide the Indemnifying Party with such information with respect thereto as the Indemnifying Party may reasonably request. For the avoidance of doubt, in each case where the Indemnifying Party is, collectively, the Selling Shareholders, all references to such Indemnifying Party in this Section 9.4 shall be deemed (except for provisions relating to an obligation to make or a right to receive any payments) to refer to the Securityholder Representative acting on behalf of such Indemnifying Party. The failure to deliver a Claim Notice, or any delay in providing such notice, however, shall not release the Indemnifying Party from any of its obligations under this Article IX except to the extent that the Indemnifying Party is materially prejudiced by such failure or such Claim Notice is not delivered on or prior to the expiration of the applicable survival period.

(b) The Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim, and the Indemnified Party shall have the sole right to defend, at the expense of the Indemnifying Party, any such Third Party Claim. The Indemnifying Party, for the avoidance of doubt, shall be liable for the fees and expenses of counsel employed by the Indemnified Party, as well as any other fees and expenses incurred in connection with defending such Third Party Claim, regardless of the outcome of any Third Party Claim (i.e., regardless as to whether or not the Indemnified Party is able to prevail on the merits of such Third Party Claim and regardless of whether or not the Indemnified Party obtains a final judgment that it is entitled to indemnification from the Indemnifying Party with respect to such Third Party Claim, the Indemnifying Party’s obligation to pay the fees and expense of counsel, as well as other fees and expenses incurred in defense of such Third Party Claim, shall be deemed a “Loss” and subject to indemnification hereunder), unless the Indemnifying Party can show with clear and convincing evidence that such defense was conducted in bad faith, in which case, the Indemnifying Party shall not be responsible for such fees and expenses that were the result of or attributable to such bad faith. The Indemnified Party shall have the right, in its sole discretion, to settle any Third Party Claim; provided, however, that if the Indemnified Party settles a Third Party Claim without the written consent of the Indemnifying Party (which consent shall not be unreasonably conditioned, withheld or delayed), the Indemnifying Party may still contest the validity and amount of the obligation the Indemnifying Party owes to the Indemnified Party pursuant to this Agreement and the settlement shall not be deemed dispositive of the validity or amount of any such obligation. The Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party all witnesses, pertinent records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party.

(c) An Indemnified Party seeking indemnification in respect of, arising out of or involving a Loss or a claim or demand hereunder that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party (a “Direct Claim”) shall deliver a Claim Notice in respect thereof to the Indemnifying Party with reasonable promptness after becoming aware of facts supporting such Direct Claim, and shall provide the Indemnifying Party with such information with respect thereto as the Indemnifying Party may reasonably request. The failure to deliver a Claim Notice, however, shall not release the Indemnifying Party from any of its obligations under this Article IX except to the extent (and only to the extent) that the Indemnifying Party is materially prejudiced by such failure and shall not relieve the Indemnifying Party from any other obligation or liability that it may have to the Indemnified Party or otherwise than pursuant to this Article IX. Following the delivery of a Claim Notice to the Securityholder Representative, subject to any solicitor-client privilege or contractual or implied obligation of confidentiality of Parent or its Affiliates, the Securityholder Representative and its Representatives shall be given reasonable access (including electronic access, to the extent available) as they may reasonably require to the books and records of the Company Group and reasonable access to such personnel or Representatives of the Company Group and Parent upon not less than one Business Day’s advance written notice and during the normal hours of operation for Parent and/or the Company Group, including to the individuals responsible for the matters that are the subject of the Claim Notice, as they may reasonably require the purposes of investigating or resolving any disputes or responding to any matters or inquiries raised in the Claim Notice. If the Indemnifying Party does not notify the Indemnified Party within 20 Business Days following its receipt of a Claim Notice in respect of a Direct Claim that the Indemnifying Party disputes its liability to the Indemnified Party hereunder, such Direct Claim specified by the Indemnified Party in such Claim Notice shall be conclusively deemed a liability of the Indemnifying Party hereunder and the Indemnifying Party shall pay the amount of such liability to the Indemnified Party on demand. If the Indemnifying Party agrees that it has an indemnification obligation but asserts that it is obligated to pay a lesser amount than that claimed by the Indemnified Party, the Indemnifying Party shall pay such lesser amount promptly to the Indemnified Party, without prejudice to or waiver of the Indemnified Party’s claim for the difference. If no agreement can be reached after good faith negotiation between the parties, either Parent or the Securityholder Representative may initiate formal legal action with the Court to resolve such dispute. Any final, non-appealable decision of the Court as to the validity and amount of any claim in such Claim Notice shall be binding and conclusive upon the parties to this Agreement.

(d) The indemnification required hereunder shall be made by prompt payment by the Escrow Agent (to the extent of any amounts then held in the Indemnity Escrow Fund, if applicable) or the Indemnifying Party (to the extent the Indemnity Escrow Fund has been depleted or claims for Losses exceed the amounts held in the Indemnity Escrow Fund, if applicable), and to the extent a payment is to be made by the Escrow Agent, the Securityholder Representative shall, jointly with Parent and Sub, deliver a written direction to that effect to the Escrow Agent, of the amount of actual Losses in connection therewith, as and when bills are received by the Indemnifying Party or Losses incurred have been notified to the Indemnifying Party, together with interest on any amount not paid to the Indemnified Party by the Escrow Agent or the Indemnifying Party, as applicable, within ten Business Days after a final determination that a viable Loss is subject to indemnification hereunder, with such interest, being payable from the date such Losses have been finally determined as being owed by an Indemnifying Party to an Indemnified Party, at a rate equal to 10% per annum, calculated on the basis of a year of 365 days and the number of days elapsed.

(e) An Indemnifying Party shall not be entitled to require that any Action be made or brought against any other Person before Action is brought or claim is made against it hereunder by an Indemnified Party.

(f) Notwithstanding the provisions of Section 11.9, each Indemnifying Party hereby consents to the nonexclusive jurisdiction of any court of competent jurisdiction in which an Action in respect of a Third Party Claim is brought against any Indemnified Party for purposes of any claim that an Indemnified Party may have under this Agreement with respect to such Action or the matters alleged therein and agrees that process may be served on each Indemnifying Party with respect to such claim anywhere.

Section 9.5 Limits on Indemnification; Calculation of “Losses”. Notwithstanding anything to the contrary contained in this Agreement: (a) an Indemnifying Party shall not be liable for any claim for indemnification pursuant to Section 9.2(a) (and Section 9.2(j) as it relates thereto) or Section 9.3(a) (and Section 9.3(c) as it relates thereto), as the case may be, unless and until the aggregate amount of indemnifiable Losses which may be recovered from all Indemnifying Parties equals or exceeds $250,000, in which case the Indemnifying Parties shall be liable for the full amount of such Losses from the first dollar thereof; (b) the maximum aggregate amount of indemnifiable Losses which may be recovered from an Indemnifying Party arising out of or relating to the General Indemnity Matters shall be equal to the Indemnifying Party’s entitlement to the Indemnity Escrow Fund; (c) the Selling Shareholders shall not be obligated to indemnify the Parent Indemnified Parties with respect to any Loss to the extent (and only to the extent) that a specific accrual or reserve for the amount of such Loss was reflected as a Current Liability in calculating the Net Adjustment Amount; (d) for purposes of this Article IX and calculating the amount (but not the valid existence) of Losses incurred by an Indemnified Party such amount of Losses shall be net of any insurance proceeds actually received by the Indemnified Party under any policies of insurance covering the Losses giving rise to the applicable claim; provided, however, that there shall be no obligation on any Indemnified Party to make an insurance claim; and provided, further, that any amounts received pursuant to making an insurance claim are offset by any Losses related to making such claim, including any increases in premium payments attributable to having made such claim and the payment of the deductible; and (e) the liability of each Selling Shareholder (including each Supporting Shareholder) with respect to any Losses hereunder shall be limited to such Selling Shareholder’s Pro Rata Percentage of such Losses; provided that: (i) the foregoing clauses (a) and (b) shall not apply to Losses arising out of or relating to Special Indemnity Matters as to which the Indemnified Party may recover the applicable Losses directly from the Selling Shareholders (including the Supporting Shareholders) and the maximum aggregate liability of: (1) without duplication (A) the Selling Shareholders, collectively (including the Supporting Shareholders), other than for Losses arising out of or relating to Capped Special Indemnity Matters, shall equal the maximum amount of consideration that the Selling Shareholders are entitled to receive in the aggregate pursuant to this Agreement and the Plan of Arrangement; and (B) the Selling Shareholders, collectively (including the Supporting Shareholders), for Losses arising out of or relating to the Capped Special Indemnity Matters shall equal 50% of the maximum amount of consideration that the Selling Shareholders are entitled to receive in the aggregate pursuant to this Agreement and the Plan of Arrangement; provided that, in each case, until the Selling Shareholders receive any additional consideration pursuant to Section 2.11 or Section 2.12(e)(ii), Sub may only be permitted to exercise its right of set-off pursuant to Section 2.11(g) or Section 2.12(e)(ii), respectively, in respect of such additional consideration; and (2) without duplication (A) each Selling Shareholder, individually, other than for Losses arising out of or relating to the Capped Special Indemnity Matters, shall equal the maximum amount of consideration that such Selling Shareholder is entitled to receive pursuant to this Agreement and the Plan of Arrangement and (B) each Selling Shareholder, individually, for Losses arising out of or relating to Capped Special Indemnity Matters, shall equal 50% of the maximum amount of consideration that such Selling Shareholder is entitled to receive pursuant to this Agreement and the Plan of Arrangement; provided that, in each case, until such Selling Shareholder receives any additional consideration pursuant to Section 2.11 or Section 2.12(e)(ii), Sub may only be permitted to exercise its right of set-off pursuant to Section 2.11(g) or Section 2.12(e)(ii), respectively, in respect of such additional consideration; and (ii) the foregoing clause (e) shall not apply to Losses arising out of or relating to the inaccuracy or breach of any Supporting Shareholders Fundamental Representation or to any claim of fraud, willful misconduct, intentional misrepresentation or willful breach, as the case may be, by a particular Supporting Shareholder, in which case a Parent Indemnified Party may recover the applicable Losses directly from such Supporting Shareholder.

Section 9.6 Remedies Not Affected by Investigation, Disclosure or Knowledge. If the Transactions are consummated, Parent expressly reserves the right to seek indemnity or other remedy for any Losses arising out of or relating to any breach of any representation, warranty or covenant contained herein, notwithstanding any investigation by, disclosure to, knowledge or imputed knowledge of Parent or any of its Representatives in respect of any fact or circumstances that reveals the occurrence of any such breach, whether before or after the execution and delivery hereof.

Section 9.7 Indemnity Escrow Fund.

(a) Any interest on cash held or distributions on the shares of Parent Common Stock that are held in the Indemnity Escrow Fund, other than regular cash dividends, shall be held by the Escrow Agent and shall be deemed attached to the cash or shares of Parent Common Stock to which they pertain. For applicable income Tax purposes, any such interest or shares of Parent Common Stock or securities distributed in respect thereof shall be treated as owned by, and any dividends, interest or other income earned on the Indemnity Escrow Fund shall be treated as income of, the Selling Shareholder on whose behalf such cash, securities or assets giving rise to such interest or other income, as the case may be, are being held. The Selling Shareholders shall not have the right to sell, transfer, pledge, hypothecate or otherwise dispose of any cash or securities held in the Indemnity Escrow Fund or any interest therein for so long as they are held in the Indemnity Escrow Fund. Each Selling Shareholder shall be entitled to vote the shares of Parent Common Stock held in the Indemnity Escrow Fund for so long as they are held by the Escrow Agent, relative to the value of the shares of Parent Common Stock deposited in the Indemnity Escrow Fund on behalf of such Selling Shareholder. For purposes of determining the value of any shares of Parent Common Stock included in the Indemnity Escrow Fund and for purposes of determining the amount of any indemnity claim satisfied with shares of Parent Common Stock held in such Indemnity Escrow Fund, each such share of Parent Common Stock held in such Indemnity Escrow Fund shall be deemed to have a value equal to the Average Price.

(b) If a Parent Indemnified Party is entitled to be indemnified for Losses arising out of or relating to General Indemnity Matters, the obligation to pay the amount of indemnification owed hereunder shall be satisfied only from the Indemnity Escrow Fund, and any Losses in excess of the Indemnity Escrow Fund shall not be recoverable; provided, however, that the foregoing limitation shall not apply with respect to Losses arising out of or relating to Special Indemnity Matters. If a Parent Indemnified Party is entitled to be indemnified for Losses arising out of or relating to any Special Indemnity Matters, the Parent Indemnified Party shall first seek recovery against the Indemnity Escrow Fund to the extent of the Indemnifying Party’s interest, and if the Indemnifying Party’s interest in the Indemnity Escrow Fund will be insufficient to satisfy the indemnity obligations owing to the Parent Indemnified Party, the Parent Indemnified Party shall have the choice of concurrently proceeding directly against the Indemnifying Party to satisfy its remaining indemnity obligations hereunder, subject to the limitations set out in this Agreement, and shall have the right to set-off the amount of any Losses against any amounts due and unpaid, or otherwise subsequently payable to such Indemnifying Party, by Parent under this Agreement (including the Contingent Amount, if any), or any combination of the foregoing.

(c) Parent, Sub and the Securityholder Representative shall jointly direct the Escrow Agent pursuant to the terms of the Escrow Agreement (i) on the date that is 15 months after the Closing Date, to transfer the remaining Indemnity Escrow Fund (net of amounts contained in Claim Notices validly received by the Securityholder Representative), and (ii) upon the termination of the Indemnity Escrow Fund, to the extent not already transferred in accordance with Section 9.7(c)(i), to transfer the remainder of the Indemnity Escrow Fund to the Selling Shareholders, in each case, as instructed by the Securityholder Representative. Subject to any previous claims made directly against any of the Supporting Shareholders pursuant to Section 9.3, transfers of the remaining Indemnity Escrow Fund to the Selling Shareholders shall be made in accordance with their respective interests therein.

Section 9.8 Indemnity as Sole Recourse. Except for claims pursuant to Section 6.3 or Section 6.5 or claims for equitable relief under Section 11.11, from and after the Closing, the indemnification provisions in this Article IX shall be the sole recourse and exclusive remedy of the Parent Indemnified Parties for breaches of or inaccuracies in any representations, warranties, covenants or agreements contained in this Agreement and any Ancillary Agreement (other than the Employee Agreement or any Non-Competition Agreement).

Section 9.9 One Recovery. An Indemnified Party is not entitled to double recovery for any claims even though they may have resulted from the breach, inaccuracy or failure to perform of more than one of the representations, warranties, covenants and obligations of the Indemnifying Party in this Agreement.

Section 9.10 Trustee and Agent. Each of Parent and the Securityholder Representative acknowledges that Parent is acting as trustee and agent for the remaining Parent Indemnified Parties on whose behalf and for whose benefit the indemnity in Section 9.2 or Section 9.3, is provided and that such remaining Parent Indemnified Parties shall have the full right and entitlement to take the benefit of and enforce such indemnity notwithstanding that they may not individually be parties to this Agreement. The Securityholder Representative agrees that the Parent may enforce the indemnity for and on behalf of such remaining Parent Indemnified Parties and, in such event, the Securityholder Representative will not in any proceeding to enforce the indemnity by or on behalf of such remaining Parent Indemnified Parties assert any defence thereto based on the absence of authority or consideration or privity of contract and the Securityholder Representative irrevocably waives the benefit of any such defence.

Section 9.11 Selling Shareholder Claims. Any Selling Shareholder shall have the right to sue for Losses for any breach by Parent or Sub of or inaccuracies in any representations, warranties, covenants or agreements contained in this Agreement and any Ancillary Agreement to which such Selling Shareholder is a party.

ARTICLE X

TERMINATION

Section 10.1 Termination. This Agreement may be terminated, and the Arrangement contemplated hereby may be abandoned, at any time prior to the Closing:

(a) by mutual written consent of Parent and the Company;

(b) by the Company, if Parent or Sub breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement or any Ancillary Agreement and such breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.1 or Section 8.2, (ii) cannot be or has not been cured within 15 days following delivery of written notice of such breach or failure to perform, and (iii) has not been waived by the Company;

(c) by Parent, if the Company breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement or any Ancillary Agreement and such breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.1 or Section 8.3, (ii) cannot be or has not been cured within 15 days following delivery of written notice of such breach or failure to perform, and (iii) has not been waived by Parent;

(d) by either the Company or Parent if the Arrangement shall not have been consummated by May 31, 2015 (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 10.1(d) shall not be available to a party if the failure of such party so requesting termination to fulfill any obligation under this Agreement shall have been the cause of, of shall have resulted in, the failure of the Arrangement to be consummated on or prior to such date;

(e) by either the Company or Parent in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Transactions and such order, decree, ruling or other action shall have become final and nonappealable; provided, that Parent and Sub (if Parent is so requesting termination) or the Company (if it is so requesting termination), as the case may be, shall have used their commercially reasonable efforts, in accordance with Section 6.6, to have such order, decree, ruling or other action vacated;

(f) by the Company, if between the date hereof and the Closing, an event or condition occurs that has or is reasonably likely to have a Parent Material Adverse Effect; or

(g) by Parent, if between the date hereof and the Closing, an event or condition occurs that has or is reasonably likely to have a Company Material Adverse Effect.

The party seeking to terminate this Agreement pursuant to this Section 10.1 (other than Section 10.1(a)) shall give prompt written notice of such termination to the other parties.

Section 10.2 Effect of Termination.

(a) In the event of termination of this Agreement as provided in Section 10.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party except (a) for the provision of Section 3.30 relating to broker’s fees and finder’s fees, Section 6.5 relating to confidentiality, Section 6.7 relating to public announcements, Section 11.1 relating to fees and expenses, Section 11.5 relating to notices, Section 11.8 relating to governing law, Section 11.9 relating to submission to jurisdiction and this Section 10.2 and (b) that nothing herein shall relieve either party from liability for any breach of this Agreement or any agreement made as of the date hereof or subsequent thereto pursuant to this Agreement.

(b) The parties acknowledge that the agreements contained in this Section 10.2 are an integral part of the Transactions, and that, without these agreements, none of the parties would have entered into this Agreement.

ARTICLE XI

GENERAL PROVISIONS

Section 11.1 Fees and Expenses.

(a) Subject to Section 11.1(b), the Company (or, if the Transactions are consummated, the Selling Shareholders) and Parent shall each be solely responsible for and bear all of their respective fees and expenses incurred in connection with or related to the Transactions, it being understood that if the Transactions are consummated the Selling Shareholders will be responsible for Transaction Expenses to the extent not paid prior to the date of the Closing Statement (as contemplated in the calculation of the Estimated Closing Consideration). In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by the other party.

(b) Notwithstanding Section 11.1(a):

(i) the Company (or, if the Transactions are consummated, the Selling Shareholders) shall be solely responsible for any filing fees and court costs incurred in connection with obtaining the Interim Order and Final Order;

(ii) the Company (or, if the Transactions are consummated, the Selling Shareholders) and Parent shall each be responsible for 50% of the fees incurred in connection with any filings required to be made to Governmental Authorities in connection with the Transactions;

(iii) Parent shall be solely responsible for the fees of the Exchange Agent pursuant to the exchange agent agreement to be entered into between Parent, Sub and the Exchange Agent in connection with the Arrangement; and

(iv) the Selling Shareholders (acting through the Securityholder Representative) and Parent shall each be responsible for 50% of the fees of any Arbiter appointed under this Agreement.

Section 11.2 Amendment and Modification. Subject to the approval of the Court, if required, this Agreement may be amended, modified or supplemented by the parties hereto at any time (whether before or after the Arrangement Resolution has been approved); provided, however, that after the Arrangement Resolution has been approved, no amendment shall be made which pursuant to applicable Law requires further approval by the Company Shareholders without such further approval. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 11.3 Extension. At any time prior to the Closing Time, Parent or the Company, may, solely with respect to the other party, to the extent permitted by applicable Law, extend the time for the performance of any of the obligations or other acts of the other party. Any agreement on the part of Parent or the Company, as applicable, to any such extension shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.

Section 11.4 Waiver. At any time prior to the Closing Time, the parties may, to the extent permitted by applicable Law, (a) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or any document delivered pursuant hereto or (b) waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the Arrangement Resolution has been obtained, there shall be made no waiver that by Law requires further approval by the Company Shareholders without such further approval. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.

Section 11.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, e-mail with a confirmation copy mailed by regular mail, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid; provided that with respect to notices and other communications delivered to the Securityholder Representative hereunder, such notices and other communications must be delivered solely via facsimile or via e-mail. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to Parent or Sub, to:

The Rubicon Project, Inc.

12181 Bluff Creek Drive, 4th Floor

Playa Vista, CA 90094

Attention: General Counsel

Facsimile: (424) 326-0131

Email: legal@rubiconproject.com

with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP

100 First Canadian Place, Suite 6600

Toronto, ON M5X 1B8

Attention: Chad Bayne

Facsimile: (416) 862-6666

E-mail: cbayne@osler.com

If to the Company prior to the Closing Time, to:

Chango Inc.

488 Wellington St. W., Suite 202

Toronto, ON M5V 1E3

Attention: Chris Sukornyk, President and CEO

Facsimile: (647) 722-9642

E-mail: chris@chango.com

with a copy (which shall not constitute notice) to:

Gowling Lafleur Henderson LLP

1 First Canadian Place

100 King Street West, Suite 1600

Toronto, ON M5X 1G5

Attention: W. Ian Palm

Facsimile: (416) 862-7661

E-mail: ian.palm@gowlings.com

If to the Securityholder Representative, to:

Fortis Advisors LLC

Attention: Notice Department

Facsimile: (858) 408-1843

E-mail: notices@fortisrep.com

with a copy (which shall not constitute notice) to:

Gowling Lafleur Henderson LLP

1 First Canadian Place

100 King Street West, Suite 1600

Toronto, ON M5X 1G5

Attention: W. Ian Palm

Facsimile: (416) 862-7661

E-mail: ian.palm@gowlings.com

If to a Supporting Shareholder, to the applicable coordinates set forth on Section 11.5 of the Disclosure Schedule.

Section 11.6 Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall”. References to days mean calendar days unless otherwise specified.

Section 11.7 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof, including the letter of intent dated February 8, 2015 between Parent and the Company. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, whether oral or written, pre-contractual or otherwise, express, implied or collateral between the parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement, the Plan of Arrangement, the Ancillary Agreements and the Confidentiality Agreement.

Section 11.8 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the Transactions shall be governed by, and construed in accordance with, the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of Laws principles of the Province of Ontario.

Section 11.9 Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any other party or its successors or assigns shall be brought and determined in the Court, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the Court for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the Transactions. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the Court, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by the Court. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the Transactions, (a) any claim that it is not personally subject to the jurisdiction of the Court as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of the Court or from any legal process commenced in the Courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in the Court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by the Court.

Section 11.10 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of Parent (in the case of an assignment by the Company) or the Company

(in the case of an assignment by Parent or Sub), and any such assignment without such prior written consent shall be null and void; provided, however, that Parent or Sub may assign this Agreement to any Affiliate of Parent without the prior consent of the Company; provided further, that no assignment shall limit the assignor’s obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective heirs, attorneys, guardians, estate trustees, executors, trustees, successors and permitted assigns.

Section 11.11 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the courts of the Province of Ontario, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 11.12 Currency. All references to “dollars” or “$” in this Agreement or any Ancillary Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement and any Ancillary Agreement. All references to “Canadian dollars” or “C$” in this Agreement or any Ancillary Agreement refer to Canadian dollars. For purposes of determining any C$ amount in $, the noon rate of exchange established by the Bank of Canada on the Business Day immediately before the date of determination shall be used.

Section 11.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 11.14 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 11.15 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 11.16 Facsimile or .pdf Signature. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 11.17 Time of Essence. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

Section 11.18 No Presumption Against Drafting Party. Each of Parent, Sub, the Supporting Shareholders, the Securityholder Representative and the Company acknowledges that each party to this Agreement has been represented by legal counsel in connection with this Agreement and the Transactions. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

THE RUBICON PROJECT, INC.

By:	/s/ Todd Tappin
	Name:	Todd Tappin
	Title:	Chief Operating Officer and Chief Financial Officer

2459502 ONTARIO INC.

By:	/s/ Jonathan Feldman
	Name:	Jonathan Feldman
	Title:	Assistant Secretary

SIGNATURE PAGE TO ARRANGEMENT AGREEMENT

CHANGO INC.

By:	/s/ Chris Sukornyk
	Name:	Chris Sukornyk
	Title:	CEO

By:
Name:
Title:

SIGNATURE PAGE TO ARRANGEMENT AGREEMENT

FORTIS ADVISORS LLC, as the Securityholder Representative

By:	/s/ Rick Fink
	Name:	Rick Fink
	Title:	CEO and Managing Director

SIGNATURE PAGE TO ARRANGEMENT AGREEMENT

6549837 CANADA INC.

By:	/s/ Chris Sukornyk
	Name:	Chris Sukornyk
	Title:	CEO

By:
Name:
Title:

SIGNATURE PAGE TO ARRANGEMENT AGREEMENT

EXTREME VENTURE PARTNERS FUND 1 LP, by its general partner, EVP GP Inc.

By:	/s/ Ray Sharma
	Name:	Ray Sharma
	Title:	Executive Managing Partner

By:
Name:
Title:

SIGNATURE PAGE TO ARRANGEMENT AGREEMENT

/s/ S. Lockwood	/s/ Dax Hamman
Witness Name:	Dax Hamman
Address:

SIGNATURE PAGE TO ARRANGEMENT AGREEMENT

iNOVIA INVESTMENT FUND II, LIMITED PARTNERSHIP, by its general partner, iNovia Management II, Limited Partnership, itself acting through its general partner, iNovia Capital Inc.

By:	/s/ François Gauvin
	Name:	François Gauvin
	Title:	Vice-President & CFO

By:	/s/ Chris Arsenault
	Name:	Chris Arsenault
	Title:	President & CEO

SIGNATURE PAGE TO ARRANGEMENT AGREEMENT

iNOVIA INVESTMENT FUND II-A, LIMITED PARTNERSHIP, by its general partner, iNovia Management II, Limited Partnership, itself acting through its general partner, iNovia Capital Inc.

By:	/s/ François Gauvin
	Name:	François Gauvin
	Title:	Vice-President & CFO

By:	/s/ Chris Arsenault
	Name:	Chris Arsenault
	Title:	President & CEO

SIGNATURE PAGE TO ARRANGEMENT AGREEMENT

iNOVIA INVESTMENT FUND II-B, LIMITED PARTNERSHIP, by its general partner, iNovia Management II, Limited Partnership, itself acting through its general partner, iNovia Capital Inc.

By:	/s/ François Gauvin
	Name:	François Gauvin
	Title:	Vice-President & CFO

By:	/s/ Chris Arsenault
	Name:	Chris Arsenault
	Title:	President & CEO

SIGNATURE PAGE TO ARRANGEMENT AGREEMENT

/s/ Chris Sukornyk	/s/ Chad Leger
Witness Name: Chris Sukornyk	Chad Leger
Address:

SIGNATURE PAGE TO ARRANGEMENT AGREEMENT

MANTELLA VENTURE PARTNERS L.P. by its general partner, Basecamp Partners G.P. Inc.

By:	/s/ Duncan Hill
	Name:	Duncan Hill
	Title:	Sr. Vice President

By:	/s/ Robin Axon
	Name:	Robin Axon
	Title:	Sr. Vice President

SIGNATURE PAGE TO ARRANGEMENT AGREEMENT

METAMORPHIC VENTURES, LLC, a Delaware limited liability company, represented herein by its managing member, Metamorphic Ventures Management, LLC, a Delaware limited liability company

By:	/s/ Marc Michel
	Name:	Marc Michel
	Title:	Managing Partner

By:
Name:
Title:

SIGNATURE PAGE TO ARRANGEMENT AGREEMENT

METAMORPHIC VENTURES II, L.P., by its general partner, Metamorphic Ventures Management II, LLC, a Delaware limited liability company

By:	/s/ Marc Michel
	Name:	Marc Michel
	Title:	Managing Partner

By:
Name:
Title:

SIGNATURE PAGE TO ARRANGEMENT AGREEMENT

/s/ Chad Leger	/s/ Mazdak Rezvani
Witness Name: Chad Leger Address:	Mazdak Rezvani

SIGNATURE PAGE TO ARRANGEMENT AGREEMENT

RHO CANADA VENTURES, L.P., by its general partner, RMVC, L.P./RMVC, S.E.C., by its general partner, RHO Canada Partners ULC

By:	/s/ Jeffrey Martin
	Name:	Jeffrey Martin
	Title:	Vice President

By:
Name:
Title:

SIGNATURE PAGE TO ARRANGEMENT AGREEMENT

RHO INVESTMENT PARTNERS CANADA, L.P., by its general partner, RMVC US, L.P., by its general partner, RHO Capital Canada, Inc.

By:	/s/ Jeffrey Martin
Name: Jeffrey Martin
Title: Vice President

By:
Name:
Title:

SIGNATURE PAGE TO ARRANGEMENT AGREEMENT

/s/ Chad Leger	/s/ Chris Sukornyk
Witness Name: Chad Leger Address:	Chris Sukornyk

SIGNATURE PAGE TO ARRANGEMENT AGREEMENT

LINDSAY SUKORNYK, CHRIS SUKORNYK and ANGELA POTTS in their respective capacities as Trustees of the SUKORNYK FAMILY TRUST

By:	/s/ Lindsay Sukornyk
	Name:	Lindsay Sukornyk, as Trustee and not in my personal capacity

By:	/s/ Chris Sukornyk
	Name:	Chris Sukornyk, as Trustee and not in my personal capacity

By:	/s/ Angela Potts
	Name:	Angela Potts, as Trustee and not in my personal capacity

SIGNATURE PAGE TO ARRANGEMENT AGREEMENT

EXHIBIT A

KEY EMPLOYEES

[Intentionally Omitted]

EXHIBIT B

ARRANGEMENT RESOLUTION

[Intentionally Omitted]

EXHIBIT C

FORM OF ESCROW AGREEMENT

[Intentionally Omitted]

EXHIBIT D

FORM OF PLAN OF ARRANGEMENT

(see attached)

PLAN OF ARRANGEMENT

UNDER SECTION 182 OF THE

BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Act” means the Business Corporations Act (Ontario);

“Adjusted Fully Diluted Share Total” means that number of Company Common Shares equal to: (a) the total number of Company Common Shares outstanding immediately after the step set out in Section 2.2(b); plus (b) the total number of Company Common Shares that would have been issuable upon the full exercise of all Company Options (whether vested or not) outstanding as at the Closing Time (assuming there had been a cash exercise);

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

“Aggregate Adjustment Amount” means the amount equal to: (a) the Per Share Adjustment Amount, multiplied by (b) the total number of Selling Shareholders Shares;

“Aggregate Closing Amount” means the amount equal to: (a) the Exchange Agent Closing Time Consideration Amount; plus (b) the Indemnity Amount; plus (c) the Retention Amount; plus (d) the Aggregate Special Contingent Amount, plus (e) the aggregate amount of withholdings deducted pursuant to Section 2.2(g)(i)(B)(1) (if any);

“Aggregate Contingent Amount” means the amount equal to: (a) the Per Share Contingent Amount, multiplied by (b) the total number of Selling Shareholders Shares;

“Aggregate Special Contingent Amount” means the amount equal to: (a) the Special Per Share Contingent Amount, multiplied by (b) the total number of Selling Shareholders Shares registered in the name of the Founder Group Members;

“Amalco” has the meaning given in Section 2.2(m);

“Amalco Common Shares” has the meaning given in Section 2.2(m)(ii);

“Arrangement” means the arrangement under the provisions of section 182 of the Act on the terms and conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the

Final Order (in each case, with the consent of the Company and Parent, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement dated as of March 31, 2015 by and among Parent, Sub, the Company, the Supporting Shareholders and the Securityholder Representative, as the same may be amended, supplemented or restated in accordance with its terms, providing for, among other things, the Arrangement;

“Arrangement Consideration” has the meaning given in the Arrangement Agreement;

“Arrangement Resolution” means the special resolution of shareholders approving the Arrangement to be considered at the Special Meeting or approved by written resolution executed by all of the Company Shareholders in lieu of the Special Meeting, substantially in the form of Exhibit D attached to the Arrangement Agreement, and any amendments or variations thereto made in accordance with the provisions of the Arrangement Agreement or made at the direction of the Court in the Interim Order or otherwise;

“Articles of Arrangement” means the articles of arrangement of the Company to be filed with the Director in connection with the Arrangement after the Final Order is made in order for the Arrangement to become effective;

“Average Price” has the meaning given in the Arrangement Agreement;

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required by Law to be closed in Los Angeles, California or Toronto, Ontario;

“Cash Out Warrant” means any Company Warrant to the extent unexercised as of immediately prior to the Closing Time;

“Certificate” has the meaning given in Section 2.4(e);

“Certificate of Arrangement” means the certificate or other confirmation of filing giving effect to the Arrangement to be issued by the Director pursuant to section 183(2) of the Act after the Articles of Arrangement have been filed;

“Closing Date” means the date upon which the Arrangement becomes effective as established by the date of issue shown on the Certificate of Arrangement;

“Closing Time” means 12:01 a.m. (Toronto time) on the Closing Date;

“Code” means the United States Internal Revenue Code of 1986;

“Company” means Chango Inc., a corporation existing under the Act;

“Company Articles” means the articles of the Company, effective as of immediately prior to the Closing Time;

“Company Class A Shares” means the Class A Preferred Shares in the capital of the Company;

“Company Class B Shares” means the Class B Preferred Shares in the capital of the Company;

“Company Class B-1 Shares” means the Class B-1 Preferred Shares in the capital of the Company;

“Company Common Shares” means the Common Shares in the capital of the Company;

“Company Convertible Securities Total” means the sum of: (a) the total number of Company Common Shares that would have been issuable upon conversion of the Company Preferred Shares that would have been issuable upon the full exercise of all Company Warrants (whether exercisable or not) outstanding as at the Closing Time (assuming there had been a cash exercise), plus (b) the total number of Company Common Shares that would have been issuable upon the full exercise of all Company Options (whether vested or not) outstanding as at the Closing Time (assuming there had been a cash exercise);

“Company Option” means any outstanding option exercisable for Company Common Shares;

“Company Option Conversion Rate” means, with respect to a Company Option, such number of shares of Parent Common Stock equal to: (a) the total number of Company Common Shares subject to such Company Option as at the Closing Time; multiplied by (b) the Company Option Exchange Ratio;

“Company Option Exchange Ratio” means an amount equal to: (a) the Per Share Closing Amount, divided by (b) the Average Price;

“Company Option Plan” means the stock option plan of the Company dated as of March 12, 2009, as amended June 11, 2009, as further amended November 1, 2010, January 28, 2011, April 10, 2013 and December 4, 2014;

“Company Preferred Shares” means, collectively, the Company Class A Shares, the Company Class B Shares and the Company Class B-1 Shares;

“Company Securityholders” means, collectively, the Company Shareholders, the holders of Company Warrants and the holders of Company Options; and “Company Securityholder” means any one of them;

“Company Shareholders” means, collectively, the holders of Company Shares; and “Company Shareholder” means any one of them;

“Company Shareholders Agreement” means the Second Amended and Restated Shareholders’ Agreement dated January 28, 2011 between the Company and the Company Shareholders, as amended by the Omnibus Amending Agreement dated September 10, 2012, and as the same may have been further amended, supplemented or restated from time to time in accordance with its terms prior to the Closing Time;

“Company Shares” means, collectively, the Company Common Shares and the Company Preferred Shares;

“Company Warrant” means any outstanding warrant exercisable for Company Shares;

“Consideration Spreadsheet” has the meaning given in the Arrangement Agreement;

“Contingent Amount” has the meaning given in the Arrangement Agreement;

“Contingent Average Price” has the meaning given in the Arrangement Agreement;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Director” means the Director appointed under section 278 of the Act;

“Dissent Rights” has the meaning given in Section 4.1(a);

“Dissenting Shareholder” means a registered Company Shareholder who has properly and validly dissented in respect of the Arrangement Resolution in strict compliance with the Dissent Rights, who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights and who is ultimately determined to be entitled to be paid the fair value of his, her or its Company Shares, but only in respect of the Company Shares in respect of which Dissent Rights are validly exercised by such registered Company Shareholder;

“Employee Agreement” has the meaning given in the Arrangement Agreement;

“Encumbrance” means any charge, claim, limitation, condition, equitable interest, mortgage, lien, option, pledge, security interest, easement, encroachment, right of first refusal, adverse claim or restriction of any kind, including any restriction on or transfer or other assignment, as security or otherwise, of or relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership;

“Escrow Agent” means American Stock Transfer & Trust Company, LLC, or its successor under the Escrow Agreement;

“Escrow Agreement” means the Escrow Agreement dated —, 2015 between Parent, Sub, the Securityholder Representative and the Escrow Agent, substantially in the form of Exhibit E attached to the Arrangement Agreement;

“Estimated Closing Consideration” has the meaning given in the Arrangement Agreement;

“Exchange Agent” means American Stock Transfer & Trust Company, LLC, or its successor under the Exchange Agent Agreement;

“Exchange Agent Agreement” means the exchange agent agreement dated as of —, 2015 between Parent, Sub and the Exchange Agent, as the same may be amended, supplemented or restated in accordance with its terms;

“Exchange Agent Closing Time Consideration Amount” means an amount equal to the aggregate amount payable pursuant to Section 2.2(g)(i) (for greater certainty, as reduced pursuant to Section 2.2(g)(i)(B) and excluding those amounts to be paid pursuant to Sections 2.5 and 2.6);

“Exchange Consideration” means:

(a)	with respect to one Company Common Share registered in the name of a Registered Shareholder (other than a Founder Group Member), (i) the Per Share Closing Amount, plus (ii) the right to receive the Per Share Adjustment Amount, if any, pursuant to Section 2.6, plus (iii) the right to receive the Per Share Contingent Amount, if any, pursuant to Section 2.5; or

(b)	with respect to one Company Common Share registered in the name of a Registered Shareholder that is a Founder Group Member, (i) 84% of the Per Share Closing Amount, plus (ii) the right to receive the Per Share Adjustment Amount, if any, pursuant to Section 2.6, plus (iii) the right to receive the Per Share Contingent Amount, if any, pursuant to Section 2.5; plus (iv) the right to receive the Special Per Share Contingent Amount in accordance with the Arrangement Agreement and the Escrow Agreement;

“Exercise Price” means, with respect to a Company Option or Company Warrant, the exercise price per share of such Company Option or Company Warrant, as applicable calculated in U.S. dollars using the noon rate of exchange established by the Bank of Canada on the Business Day immediately before the Closing Date;

“Final Closing Consideration” has the meaning given to it in the Arrangement Agreement;

“Final Order” means the order of the Court approving the Arrangement, as such order may be amended by the Court (with the consent of the Company and Parent, each acting reasonably) at any time prior to the Closing Date or, if appealed, then, unless such appeal is withdrawn or dismissed, as affirmed or as amended (provided that any such amendment shall be acceptable to the Company and Parent, each acting reasonably) on appeal;

“Founder” has the meaning given in the Arrangement Agreement;

“Founder Group Member” has the meaning given in the Arrangement Agreement;

“Fully Diluted Share Total” means that number of Company Common Shares equal to: (a) the total number of Company Common Shares outstanding immediately prior to the Closing Time (assuming each Company Share outstanding immediately prior to the Closing Time is deemed to have been converted into one Company Common Share); plus (b) the Company Convertible Securities Total;

“Funding Note” means a promissory note of Sub dated as of the Closing Date in the principal amount equal to the product of (a) 0.60 and (b) the Aggregate Closing Amount and reflecting other terms and conditions mutually acceptable to Funding Sub and Sub;

“Funding Sub” means Project Daylight, LLC, a Delaware limited liability company and a wholly-owned indirect Subsidiary of Parent;

“Governmental Authority” means any government, governmental, regulatory or administrative authority, branch, bureau, officials, ministers, Crown corporations, agency or commission or any court, board, tribunal, or dispute settlement panels or other law rule or regulation-making organization or entity: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory, state or other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power;

“Indemnity Amount” has the meaning given in the Arrangement Agreement;

“Interim Order” means the interim order of the Court pursuant to subsection 182(5) of the Act, as such order may be amended by the Court (with the consent of the Company and Parent, each acting reasonably), made in connection with the Arrangement following the application therefor contemplated by the Arrangement Agreement;

“Law” means any statute, law, ordinance, regulation, rule, code, executive order, treaty, injunction, judgment, award, decree or order of any Governmental Authority;

“Letter of Transmittal” means a letter of transmittal to be forwarded or made available to each Company Shareholder, in a form acceptable to Parent and the Company, each acting reasonably, for use by the Company Shareholders in connection with the Arrangement, as contemplated herein;

“Net Aggregate Adjustment Amount” has the meaning given to such term Section 2.6(a);

“Net Contingent Amount” has the meaning given in Section 2.5(a);

“Parent” means The Rubicon Project, Inc., a Delaware corporation;

“Parent Common Stock” means common stock of Parent, par value of $0.00001 per share;

“Per Share Adjustment Amount” means, with respect to a Company Share: (a) if the Final Closing Consideration is greater than the Estimated Closing Consideration, an amount equal to (i) the Final Closing Consideration minus the Estimated Closing Consideration, divided by (ii) the Adjusted Fully Diluted Share Total; or (b) if the Final Closing Consideration is less than or equal to the Estimated Closing Consideration, $0;

“Per Share Closing Amount” means an amount determined in accordance with the following formula:

ECC + WEX
FDS

where:

ECC is equal to the Estimated Closing Consideration;

WEX is equal to the aggregate Exercise Price per Company Share of all Company Warrants outstanding immediately prior to the Closing Time; and

FDS is equal to the Fully Diluted Share Total;

“Per Share Contingent Amount” means, with respect to a Company Share, an amount equal to: (a) the Contingent Amount, divided by (b) the Adjusted Fully Diluted Share Total;

“Person” means any individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, person, trust, association, body corporate organization or other entity, including any Governmental Authority, and including any successor of any of the foregoing;

“Plan of Arrangement” means this plan of arrangement, and references to “Article” or “Section” mean the specified Article or Section of this Plan of Arrangement;

“Proportionate Escrow Amount” means, with respect to a Registered Shareholder, an amount (rounded to the nearest whole cent) equal to: (a) such Registered Shareholder’s Pro Rata Percentage, multiplied by (b) the Indemnity Amount;

“Pro Rata Percentage” means, with respect to a Registered Shareholder, a percentage equal to:

CS	x 100
TCS

where:

CS is equal to the total number of Selling Shareholders Shares registered in the name of such Registered Shareholder; and

TCS is equal to the total number of Selling Shareholders Shares;

“Registered Shareholders” means, collectively, the registered holders of the Selling Shareholders Shares; and “Registered Shareholder” means any one of them;

“Replacement Exercise Price” means, with respect to a Replacement Option, an exercise price (rounded up to the nearest whole cent) equal to: (a) the Exercise Price per Company Common Share of the corresponding Company Option; divided by (b) the Company Option Exchange Ratio; provided that, if necessary, the Replacement Exercise Price shall be increased so that the conditions of subsection 7(1.4) of the Tax Act are met with respect to the exchange of such Company Option for a Replacement Option;

“Replacement Option” has the meaning given in Section 2.2(i);

“Retention Amount” has the meaning given in the Employee Agreement;

“Rights to Acquire Company Shares” means options, warrants, convertible securities, calls, rights of conversion, or other rights, agreements, arrangements or commitments of any kind or character relating to the Company Shares, obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any Company Shares, including the Company Options and Company Warrants;

“Securityholder Representative” has the meaning given in the Arrangement Agreement;

“Selling Shareholders” means, collectively, the Company Shareholders as at the Closing Time (other than the Dissenting Shareholders), together with those Persons who become Company Shareholders as a result of the step set out in Section 2.2(a); and “Selling Shareholder” means any one of them;

“Selling Shareholders Shares” means the Company Common Shares outstanding immediately prior to the step set out in Section 2.2(g), excluding the Company Common Shares held by Sub.

“Special Meeting” means the special meeting of the Company Shareholders (including any adjournments or postponements thereof) to be held to consider, among other things, the Arrangement Resolution;

“Special Per Share Contingent Amount” means, with respect to a Company Common Share, an amount equal to 16% of the Per Share Closing Amount;

“Sub” means 2459502 Ontario Inc., a corporation existing under the Act;

“Subsidiary” means, with respect to any Person, any other Person controlled by such first Person, directly or indirectly, through one or more intermediaries;

“Supporting Shareholder” and “Supporting Shareholders” have the meaning given in the Arrangement Agreement;

“Tax Act” means the Income Tax Act (Canada);

“Tax Law” means any Law with respect to Taxes;

“Tax Return” includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

“Taxes” includes (i) any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority (whether imposed directly or through withholding and including taxes of any third party in respect of which a Person may have a duty to collect or withhold and remit and any amounts resulting from the failure to file any Tax Return), whether disputed or not, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, or measured by, or referred to as, net income, gross income, gross receipts, profits, gains, windfall profits, net worth, capital, stock, estimated, ad valorem, transfer, transaction, land transfer, lease, escheat or unclaimed property, sales, goods and services, harmonized sales, use, value-added, alternative or add-on minimum, excise, stamp, environmental, withholding, business, franchising, property, development, occupancy, employer health, payroll, wages, employment, occupation, severance, health, social services, unemployment, welfare, disability, workers’ compensation, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other government pension plan premiums or contributions; (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of Law; and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person; and

“Warrant Share Entitlement” means, with respect to a Cash Out Warrant, such number of Company Shares determined in accordance with the following formula:

CS × (PSCA – EP)
PSCA

where:

CS is equal to the number of Company Shares that would have been issuable upon the full exercise of such Cash Out Warrant as at the Closing Time (assuming there had been a cash exercise);

PSCA is equal to the Per Share Closing Amount; and

EP is equal to the Exercise Price per Company Share of such Company Warrant.

1.2	Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa, and words importing any gender include all genders.

1.3	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections and other parts and the insertion of headings are for convenience only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.4	Time

All times expressed herein or in any Letter of Transmittal are local time (Toronto, Ontario) unless otherwise stipulated herein or therein.

1.5	Currency

All references to currency in this Plan of Arrangement are to U.S. dollars, being lawful money of the United States of America, unless otherwise specified.

1.6	Statutory References

Unless otherwise expressly provided herein, any reference in this Plan of Arrangement to a statute includes all rules and regulations made thereunder, all amendments to such statute, rules or regulations in force from time to time, and any statute, rule or regulation that supplements or supersedes such statute, rules or regulations.

1.7	Date for Any Action

If the date on which any action is required or permitted to be taken hereunder by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

ARTICLE 2

THE ARRANGEMENT

2.1	Effectiveness

This Plan of Arrangement is made pursuant to the provisions of the Arrangement Agreement. This Plan of Arrangement shall become effective at the Closing Time (except as otherwise provided herein) and will be binding from and after the Closing Time on:

(a)	the Company;

(b)	Sub;

(c)	Parent;

(d)	Funding Sub;

(e)	all Company Securityholders (including, for greater certainty, any Founder Group Members that are Company Securityholders);

(f)	the Securityholder Representative;

(g)	the registrar and transfer agent in respect of the Company Shares;

(h)	the Exchange Agent; and

(i)	the Escrow Agent.

2.2	The Arrangement

Commencing at the Closing Time, the following shall occur and be deemed to occur in the following sequence without any further act or formality required on the part of any Person:

(a)	each Cash Out Warrant:

(i)	shall be, and shall be deemed to be, transferred to the Company in consideration for the issuance by the Company of the Warrant Share Entitlement with respect to such Cash Out Warrant and the holder of such Cash Out Warrant shall be, and shall be deemed to be, recorded on the register of holders of the applicable class of Company Shares as the registered holder of the Warrant Share Entitlement in respect of such Cash Out Warrant (in addition to any Company Shares of such class already registered in the name of such holder immediately prior to the step set out in this Section 2.2(a)) and shall be, and shall be deemed to be, the registered and beneficial owner of the Warrant Share Entitlement in respect of such Cash Out Warrant; provided that, in each case, the aggregate number of Company Shares to be received by a holder of Cash Out Warrants on the cancellation of all of such holder’s Cash Out Warrants in consideration for Company Shares pursuant to this Section 2.2(a) shall be rounded to the nearest whole number of Company Shares; and

(ii)	following the transfer contemplated in Section 2.2(a)(i), each Cash Out Warrant outstanding as at the Closing Time shall be, and shall be deemed to be, immediately cancelled;

(b)	two minutes after completion of the immediately preceding step, notwithstanding the terms and conditions of the Company Articles or of any agreement relating to the exercise, conversion or exchange of Company Preferred Shares for or into Company Common Shares:

(i)	each Company Preferred Share outstanding immediately prior to this step shall be, and shall be deemed to be, converted into one Company Common Share without payment by the Company of any accrued or declared but unpaid dividends with respect to such Company Preferred Shares;

(ii)	the name of the registered holder of such Company Preferred Share shall be, and shall be deemed to be, removed from the register of holders of Company Preferred Shares and shall be, and shall be deemed to be, recorded on the register of holders of Company Common Shares as the registered holder of the number of Company Common Shares equal to the number of Company Preferred Shares held by such registered holder immediately prior to this step and so converted into Company Common Shares (in addition to any Company Common Shares registered in the name of such registered holder as at the Closing Time);

(iii)	such registered holder shall be, and shall be deemed to be, the registered owner of such number of Company Common Shares (in addition to any Company Common Shares already registered in the name of such holder as at the Closing Time);

(iv)	in respect of the issuance of Company Common Shares on conversion of those Company Class A Shares outstanding immediately prior to this step, an amount shall be added to the stated capital account in respect of the Company Common Shares equal to “paid-up capital” in respect of such Company Class A Shares, as determined in accordance with the Tax Act;

(v)	in respect of the issuance of Company Common Shares on conversion of those Company Class B Shares outstanding immediately prior to this step, an amount shall be added to the stated capital account in respect of the Company Common Shares equal to “paid-up capital” in respect of such Company Class B Shares, as determined in accordance with the Tax Act; and

(vi)	in respect of the issuance of Company Common Shares on conversion of those Company Class B-1 Shares outstanding immediately prior to this step, an amount shall be added to the stated capital account in respect of the Company Common Shares equal to “paid-up capital” in respect of such Company Class B-1 Shares, as determined in accordance with the Tax Act;

(c)	two minutes after completion of the immediately preceding step, notwithstanding the terms and conditions of the Company Shareholders Agreement and any other agreement that provides any rights to any Company Securityholder with respect to the management of the business or affairs of the Company, the Company Shareholders Agreement and each such other agreement that provides any rights to any Company Securityholder with respect to the management of the business or affairs of the Company shall be, and shall be deemed to be, terminated;

(d)

simultaneous with the immediately preceding step, (i) any Company Securityholder who has not executed and delivered a counterpart or joinder to the Arrangement Agreement shall be deemed to have executed and delivered the Arrangement Agreement for the purposes of being bound by Sections 2.16, 2.17 and 6.5 and Articles IX and XI of the Arrangement Agreement as a “Company Securityholder” thereunder, as if such Company Securityholder had executed and delivered the Arrangement Agreement, and (ii) without limiting (i), any Selling Shareholder who has not executed and delivered a counterpart or joinder to the Arrangement Agreement shall be deemed to have executed and delivered the Arrangement Agreement for the purposes of being bound by the Arrangement Agreement (including, for greater certainty, Sections 2.11, 2.12, 2.13, 2.16, 2.17, 6.5, 7.1, 7.2 and 11.1 and Articles IX and XI thereof) as a “Selling Shareholder” thereunder, in each case, as if such Selling Shareholder had executed and delivered the Arrangement Agreement. For greater clarity, each Company Securityholder who executed and delivered the Arrangement Agreement prior to the Closing Time as a Supporting Shareholder shall continue to be bound by the terms and subject to the conditions of the Arrangement Agreement as a Supporting Shareholder, including all covenants, promises, warranties, representations, conditions, understandings and other agreements set forth therein;

(e)	two minutes after completion of the immediately preceding step:

(i)	each Company Common Share (including each Company Preferred Share converted into a Company Common Share pursuant to Section 2.2(b)) in respect of which Dissent Rights have been validly exercised before the Closing Time shall be, and shall be deemed to be, transferred by the registered holder thereof to Sub in consideration for a debt claim against Sub in an amount determined and payable in accordance with Article 4 and the name of such registered holder shall be, and shall be deemed to be, removed from the register of holders of Company Common Shares (including the Company Preferred Shares converted into Company Common Shares pursuant to Section 2.2(b)) for which Dissent Rights have been validly exercised before the Closing Time; and

(ii)	Sub shall be, and shall be deemed to be, recorded on the register of holders of Company Common Shares as the registered holder of such Company Common Shares so transferred pursuant to Section 2.2(e)(i) and shall be, and shall be deemed to be, the registered and beneficial owner of such Company Common Shares;

(f)	two minutes after completion of the immediately preceding step:

(i)	at the election of Sub (which election shall be communicated by Sub to Funding Sub in writing before the Closing Time), either:

(A)	Funding Sub shall transfer, and shall be deemed to have transferred, to Sub, $100,000 of cash and that number of shares of Parent Common Stock sufficient to satisfy Sub’s obligation to deposit the applicable portions of the Aggregate Closing Amount with the Exchange Agent and the Escrow Agent pursuant to Section 2.4 and to satisfy the aggregate amount of withholdings to be deducted pursuant to Section 2.2(g)(i)(B)(1) (if any) for a purchase price equal to the Aggregate Closing Amount, and, in satisfaction of the purchase price for such cash and shares of Parent Common Stock, Sub shall issue, and shall be deemed to have issued, to Funding Sub:

(1)	9,999,900 common shares in the capital of Sub; and

(2)	the Funding Note; or

(B)	Sub shall direct, and shall be deemed to have directed, Funding Sub, to deposit with the Exchange Agent and the Escrow Agent, on behalf of Sub, $100,000 of cash and that number of shares of

Parent Common Stock sufficient to satisfy Sub’s obligation to deposit the applicable portions of the Aggregate Closing Amount with the Exchange Agent and the Escrow Agent pursuant to Section 2.4 and to satisfy the aggregate amount of withholdings to be deducted pursuant to Section 2.2(g)(i)(B)(1) (if any), and Sub shall issue, and shall be deemed to have issued, to Funding Sub, as consideration for Funding Sub making such deposits on behalf of Sub:

(1)	9,999,900 common shares in the capital of Sub; and

(2)	the Funding Note;

(ii)	Funding Sub shall be, and shall be deemed to be, recorded on the register of holders of common shares in the capital of Sub issued to it pursuant to Section 2.2(f)(i) and shall be, and shall be deemed to be, the registered and beneficial owner of such common shares; and

(iii)	an amount shall be added to the stated capital account in respect of the common shares in the capital of Sub issued pursuant to Section 2.2(f)(i) equal to the product of (x) 0.40 and (y) the Aggregate Closing Amount;

(g)	immediately after completion of the immediately preceding step:

(i)	each Company Common Share outstanding immediately prior to this step not registered in the name of Sub at such time shall be, and shall be deemed to be, transferred by the registered holder thereof to Sub in exchange for the Exchange Consideration; provided that, in each case: (I) payment of the aggregate amount of Exchange Consideration that such registered holder of Company Common Shares shall be entitled to receive pursuant to this Section 2.2(g) shall be made in accordance in Sections 2.4, 2.5 and 2.6; and (II) such aggregate amount shall, and shall be deemed to:

(A)	be rounded to the nearest whole cent; and

(B)

(1)	be subject to applicable withholdings, if any, determined in accordance with Section 5.4;

(2)

have segregated from such aggregate amount of Exchange Consideration an amount equal to such registered holder’s Proportionate Escrow Amount, which amount shall be deposited with the Escrow Agent on behalf of such registered holder pursuant to this Plan of Arrangement and the Escrow Agreement and released by the Escrow Agent in accordance with the terms and subject to the conditions of the Arrangement Agreement and the Escrow Agreement; and

(3)	in the case of the Founder, without limiting, and in addition to, the amount contemplated in Section 2.2(g)(i)(B)(2), have segregated from such aggregate amount of Exchange Consideration an amount equal to the Retention Amount, which amount shall be deposited with the Escrow Agent pursuant to this Plan of Arrangement on behalf of such registered holder and the Escrow Agreement and released by the Escrow Agent in accordance with the terms and subject to the conditions of the Employee Agreement and the Escrow Agreement;

(ii)	the name of such registered holder shall be, and shall be deemed to be, removed from the register of holders of Company Common Shares; and

(iii)	Sub shall be, and shall be deemed to be, recorded on the register of holders of Company Common Shares as the registered holder of such Company Common Shares so transferred to it pursuant to Section 2.2(g)(i) and shall be, and shall be deemed to be, the registered and beneficial owner of such Company Common Shares;

(h)	two minutes after completion of the immediately preceding step, notwithstanding the terms and conditions of the Company Option Plan, the Company Option Plan shall be, and shall be deemed to be, assumed by Parent as a stock option plan of Parent, and any Company Common Shares remaining available for future grant under the Company Option Plan will be replaced with a number shares of Parent Common Stock determined by multiplying such number of Company Common Shares by the Company Option Exchange Ratio (with any reference to Company Common Shares or the board of directors of the Company therein being deemed a reference to the shares of Parent Common Stock or the board of directors of Parent, as the case may be);

(i)

two minutes after completion of the immediately preceding step, notwithstanding the terms and conditions of the Company Option Plan or of any agreement evidencing the grant of any Company Options, each Company Option outstanding as at the Closing Time shall be, and shall be deemed to be, exchanged for an option to acquire from Parent (a “Replacement Option”), on the terms and conditions as were applicable under such Company Option, including the remaining vesting schedule of such Company Option (other than, for greater certainty, with respect to the number and class of shares for which such Company Option is exercisable for and the Exercise Price per share of such Company Option, as adjusted by this Section 2.2(i)), that number of shares of Parent Common Stock determined by applying the Company Option Conversion Rate, at an exercise price per share equal to the Replacement Exercise Price for such Replacement Option; provided that, in each case, the aggregate number of shares of Parent Common Stock to be received by a holder of Replacement Options on the exercise of all of such holder’s Replacement Options shall be rounded down to the nearest whole share of Parent Common Stock;

(j)	two minutes after completion of the immediately preceding step, all Rights to Acquire Company Shares outstanding as at the time of this step, if any, shall be, and shall be deemed to be, cancelled and terminated for no consideration;

(k)	two minutes after completion of the immediately preceding step, each Company Securityholder, on his, her or its own behalf, and on behalf of his, her or its respective heirs, family members, executors, agents, successors and assigns, shall fully and forever release and discharge, and shall be deemed to have fully and forever released and discharged, the Company, Parent, Sub and their respective officers, directors, employees, consultants, agents, investors, shareholders, administrators, Affiliates, divisions, predecessor and successor corporations and assigns from, and shall not sue the foregoing parties concerning, any claim, duty, obligation, cause of action, suit, judgment, debt, demand, cost, compensation, legal fees or other liability or expense relating to such Company Securityholder’s equity ownership in the Company, other than in relation to the Company’s, Parent’s and Sub’s obligations under this Plan of Arrangement and the Arrangement Agreement;

(l)	two minutes after completion of the immediately preceding step, the stated capital of the Company shall be, and shall be deemed to be, reduced, without any payment by the Company, by deducting that amount from the stated capital account maintained by the Company for the Company Common Shares so that the stated capital is C$1.00 in respect of all of the issued and outstanding Company Common Shares;

(m)	two minutes after completion of the immediately preceding step, Sub and the Company shall amalgamate with the same effect as if subsection 177(1) and section 179 of the Act were applicable, and shall continue, and shall be deemed to have been continued, as one corporation (“Amalco”) upon the following terms and conditions:

(i)	the name of Amalco shall be The Rubicon Project Chango, Inc.;

(ii)	the authorized capital of Amalco shall be the same as the authorized capital of Sub, consisting of an unlimited number of common shares (each, an “Amalco Common Share”);

(iii)

subject to any unanimous shareholder agreement with respect to Amalco then in force, the securities in the capital of Amalco, other than non-convertible debt securities, shall not be transferred without either the approval of the board of directors of Amalco or the holder or holders of shares in the capital of Amalco to which are attached more than 50% of the votes attaching to all voting shares in the capital of Amalco then outstanding, to be evidenced, in either case, by a resolution of such directors or shareholders, with such approval being given prior to the time of the transfer of such securities;

(iv)	there shall be no restrictions on the business that Amalco may carry on or on the powers that Amalco may exercise;

(v)	until changed in accordance with the Act, the address of the registered office of Amalco shall be 488 Wellington Street West, Suite 202, Toronto, Ontario, M5V 1E3;

(vi)	until repealed, amended or altered or added to, the by-laws of Amalco shall be the same as the by-laws of Sub in force as at the Closing Time;

(vii)	until changed in accordance with the Act, the board of directors of Amalco shall consist of not less than one and not more than 10 directors, as the directors may from time to time determine;

(viii)	initially the board of directors of Amalco shall consist of four directors, who shall be the individuals set out below:

Full Name	Residential Address	Resident Canadian (Yes or No)
Chris Sukornyk		Yes
David Day		No
Brian Copple		No
Natalie Pechacek		No

and the foregoing directors shall hold office until the first meeting of shareholders of Amalco, or until their successors are elected or appointed;

(ix)	subject to the provisions of the Act and any unanimous shareholder agreement, the board of directors of Amalco shall manage, or supervise the management of, the business and affairs of Amalco;

(x)	each common share in the capital of Sub shall become one Amalco Common Share and all shares of the authorized capital of the Company, including all Company Common Shares which are outstanding, shall be cancelled without any repayment of capital in respect thereof with the result that there shall be outstanding in the capital of Amalco 10,000,000 Amalco Common Shares;

(xi)	the form of share certificate for the Amalco Common Shares shall be in the same form as the share certificate for the common shares in the capital of Sub but shall reflect the name of Amalco instead of Sub;

(xii)	the stated capital of Amalco Common Shares shall be the same as the stated capital of the common shares in the capital of Sub;

(xiii)	the property of Sub and of the Company immediately after completion of the preceding step shall continue to be the property of Amalco (except (A) amounts receivable by Sub from the Company or by the Company from Sub and (B) Company Common Shares owned by Sub);

(xiv)	Amalco shall continue to be liable for the obligations of Sub and of the Company (except for amounts payable by Sub to the Company or the Company to Sub);

(xv)	any existing cause of action, claim or liability to prosecution relating to Sub or the Company shall be unaffected;

(xvi)	any civil, criminal or administrative action or proceeding pending by or against Sub or the Company may continue to be prosecuted by or against Amalco;

(xvii)	any conviction against, or ruling, order or judgment in favour of or against, Sub or the Company may be enforced by or against Amalco; and

(xviii)	the Articles of Arrangement shall be deemed to be articles of amalgamation of Amalco and the Certificate of Arrangement shall be deemed to be the certificate of amalgamation of Amalco.

2.3	Letter of Transmittal

To the extent the Company has not already done so prior to the Closing Time, as soon as practicable after the Closing Time, Amalco shall forward to each former Registered Shareholder, at the address of such holder as it appeared on the register immediately prior to the Closing Time maintained by or on behalf of the Company in respect of registered Company Shareholders, a Letter of Transmittal and instructions for obtaining delivery of that portion of the consideration payable to each such holder pursuant to this Plan of Arrangement.

2.4	Delivery of Exchange Agent Closing Time Consideration Amount and Indemnity Amount

(a)	Within five Business Days of the Closing Date, Sub (or Funding Sub, on behalf of Sub) shall deposit, or cause to be deposited, with:

(i)

the Exchange Agent, in Sub’s sole discretion, $100,000 in cash and shares of Parent Common Stock equal in value to the Exchange Agent Closing Time Consideration Amount, which shall be held, subject to the Exchange Agent Agreement, for the benefit of and in trust for those former

Registered Shareholders entitled to receive a portion of the Exchange Agent Closing Time Consideration Amount pursuant to Section 2.2(g);

(ii)	the Escrow Agent, in Sub’s sole discretion, cash and/or shares of Parent Common Stock equal in value to the Indemnity Amount, which shall be held in escrow by the Escrow Agent and released in accordance with the Arrangement Agreement and the Escrow Agreement;

(iii)	the Escrow Agent, in Sub’s sole discretion, cash and/or shares of Parent Common Stock equal in value to the Aggregate Special Contingent Amount, which shall be held in escrow by the Escrow Agent and released in accordance with the Arrangement Agreement and the Escrow Agreement; and

(iv)	the Escrow Agent, shares of Parent Common Stock equal in value to the Retention Amount, which shall be held in escrow by the Escrow Agent and released in accordance with the Arrangement Agreement and the Employee Agreement;

provided that:

(A)	for those shares of Parent Common Stock used to satisfy the Retention Amount, Sub (or Funding Sub, on behalf of Sub) shall deposit, or cause to be deposited, with the Escrow Agent, subject to clause (D) below, that number book-entry shares of Parent Common Stock equal to: (I) the Retention Amount, divided by (II) the Average Price;

(B)	if any shares of Parent Common Stock are used to satisfy all or any part of the Exchange Agent Closing Time Consideration Amount, the Indemnity Amount or the Aggregate Special Contingent Amount and, then Sub (or Funding Sub, on behalf of Sub) shall deposit, or cause to be deposited, with:

(1)	the Exchange Agent, subject to clauses (C) and (D) below, that number of book-entry shares of Parent Common Stock equal to: (I) the Exchange Agent Closing Time Consideration Amount minus $100,000, divided by (II) the Average Price;

(2)	the Escrow Agent, subject to clauses (C) and (D) below, that number of book-entry shares of Parent Common Stock equal to: (I) the Indemnity Amount minus the amount of cash deposited, or caused to be deposited with the Escrow Agent in respect of the Indemnity Amount (if any), divided by (II) the Average Price; and

(3)	the Escrow Agent, subject to clauses (C) and (D) below, that number of book-entry shares of Parent Common Stock equal to: (I) the Aggregate Special Contingent Amount minus the amount of cash deposited, or caused to be deposited, with the Escrow Agent in respect of the Aggregate Special Contingent Amount (if any), divided by (II) the Average Price;

(C)	the ratio of cash to shares of Parent Common Stock deposited for each former Registered Shareholder shall be proportional to that of each other former Registered Shareholder (subject to rounding pursuant to this Plan of Arrangement);

(D)	the number of shares of Parent Common Stock deposited, or caused to be deposited, with the Exchange Agent and the Escrow Agent in respect of each former Registered Shareholder shall be rounded to the nearest whole share; and

(E)	the amount of cash deposited, or caused to be deposited, with the Exchange Agent and the Escrow Agent, in respect of each former Registered Shareholder, if any, shall be rounded to the nearest cent.

(b)	Upon deposit of cash and shares of Parent Common Stock equal in value (subject to rounding pursuant to this Plan of Arrangement) to the Exchange Agent Closing Time Consideration Amount with the Exchange Agent and the Indemnity Amount and the Retention Amount with the Escrow Agent, in each case, pursuant to Section 2.4(a), Sub shall be fully and completely discharged from its obligation to pay the Exchange Agent Closing Time Consideration Amount and the Indemnity Amount to the former Registered Shareholders, and the rights of:

(i)	such former Registered Shareholders shall be limited to receiving, subject to them providing duly completed and executed Letters of Transmittal, as applicable:

(A)	their respective Pro Rata Percentages of:

(1)	the amount equal to Exchange Agent Closing Time Consideration Amount plus the Aggregate Special Contingent Amount; provided that the Pro Rata Percentage of each such former Registered Shareholder that is a Founder Group Member shall be reduced by an amount equal to such Founder Group Member’s ratable portion of the Aggregate Special Contingent Amount;

(2)	any amount payable pursuant to Section 2.5(a) (if any); and

(3)	any amount payable pursuant to Section 2.6(a) (if any), in each case, without interest, in accordance with this Plan of Arrangement, the Arrangement Agreement, the

Consideration Spreadsheet and the Exchange Agent Agreement; and

(B)	their respective Proportionate Escrow Amounts, in each case, in accordance with this Plan of Arrangement, the Arrangement Agreement, the Consideration Spreadsheet and the Escrow Agreement;

(C)	in the case of such former Registered Shareholders that are Founder Group Members, their ratable portion of the Aggregate Special Contingent Amount, if payable, in accordance with this Plan of Arrangement, the Arrangement Agreement, the Consideration Spreadsheet and the Escrow Agreement; and

(D)	in the case of the Founder, the Retention Amount, if payable, in accordance with the Employee Agreement and the Escrow Agreement.

(c)	The Exchange Agent Closing Time Consideration Amount deposited with the Exchange Agent in accordance with Section 2.4(a) shall be delivered to the former Registered Shareholders in accordance with the Exchange Agent Agreement and Section 2.4(e) and shall be paid to such former Registered Shareholders in accordance with this Plan of Arrangement, the Arrangement Agreement, the Exchange Agent Agreement and the Consideration Spreadsheet. The Exchange Agent Closing Time Consideration Amount shall not be used by the Exchange Agent for any purpose except as provided in this Plan of Arrangement, the Arrangement Agreement and the Exchange Agent Agreement.

(d)	Subject to compliance with Section 2.4(a), the Indemnity Amount, the Aggregate Special Contingent Amount and the Retention Amount deposited with the Escrow Agent in accordance with Section 2.4(a) shall be delivered to the former Registered Shareholders in accordance with the Escrow Agreement and shall be paid to such former Registered Shareholders in accordance with this Plan of Arrangement, the Arrangement Agreement (in the case of the Indemnity Amount and the Aggregate Special Contingent Amount), the Escrow Agreement, the Employee Agreement (in the case of the Retention Amount) and the Consideration Spreadsheet. The Indemnity Amount, the Aggregate Special Contingent Amount and the Retention Amount shall not be used by the Escrow Agent for any purpose except as provided in this Plan of Arrangement, the Arrangement Agreement (in the case of the Indemnity Amount and the Aggregate Special Contingent Amount), the Employee Agreement (in the case of the Retention Amount) and the Escrow Agreement.

(e)

Upon surrender to the Exchange Agent for cancellation of a certificate, agreement, instrument or other document (a “Certificate”) which immediately prior to the Closing Time represented Company Common Shares (or securities (including the Company Preferred Shares and the Cash Out Warrants) that were exercised for, converted or exchanged into, or cancelled in consideration for

Company Common Shares) which were acquired by Sub in accordance with Section 2.2(g), together with a duly completed Letter of Transmittal and such other documents and instruments as would have been required to effect the transfer of the Company Common Shares (or securities (including the Company Preferred Shares and the Cash Out Warrants) that were exercised for, converted or exchanged into, or cancelled in consideration for Company Common Shares), as applicable, formerly represented by such Certificate under the Act and the by-laws of the Company, the registered holder of such surrendered Certificate shall be entitled to receive in exchange therefor, and, as soon as practicable after the Closing Time, Parent shall cause the Exchange Agent to, and the Exchange Agent shall, deliver to such holder, that amount of cash and number of shares of Parent Common Stock representing the portion of the Exchange Agent Closing Time Consideration Amount to which such holder is entitled under the Arrangement in accordance with Section 2.2(g), this Section 2.4 and as set out in the Consideration Spreadsheet.

(f)	In the event of a transfer of ownership of Company Shares that was not registered in the applicable securities register, the portion of the Exchange Agent Closing Time Consideration Amount payable for the applicable Company Common Shares in accordance with Section 2.2(g) and as set out in the Consideration Spreadsheet may be delivered to the transferee if the Certificate representing such Company Shares is presented to the Exchange Agent as provided in Section 2.4(e), accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable share transfer Taxes have been paid.

2.5	Delivery of Net Contingent Amount

(a)	Promptly following the final determination of the Contingent Amount pursuant to Section 2.11 of the Arrangement Agreement, Amalco (or Funding Sub or one of the other Subsidiaries of Parent, on behalf of Amalco) shall deposit, or cause to be deposited, with the Exchange Agent, in Amalco’s sole discretion, cash and/or shares of Parent Common Stock equal in value to the Aggregate Contingent Amount less any amount that Sub is permitted to set-off against amounts owing by the Selling Shareholders pursuant to the Arrangement Agreement (the “Net Contingent Amount”); provided that:

(i)	if any shares of Parent Common Stock are used to satisfy all or any part of the Net Contingent Amount, then Amalco (or Funding Sub or one of the other Subsidiaries of Parent, on behalf of Amalco) shall deposit, or cause to be deposited, with the Exchange Agent on behalf of such Selling Shareholders, subject to Sections 2.5(a)(ii) and 2.5(a)(iii), that number of book-entry shares of Parent Common Stock equal to: (A) the Net Contingent Amount minus the amount of cash deposited, or caused to be deposited with the Exchange Agent in respect of the Net Contingent Amount (if any), divided by (B) the Contingent Average Price;

(ii)	the ratio of cash to shares of Parent Common Stock deposited, or caused to be deposited, for each Registered Shareholder shall be proportional to each other Registered Shareholder (subject to rounding pursuant to this Plan of Arrangement);

(iii)	the number of shares of Parent Common Stock deposited, or caused to be deposited, with the Exchange Agent in respect of each former Registered Shareholder shall be rounded to the nearest whole share; and

(iv)	the amount of cash deposited, or caused to be deposited, with the Exchange Agent, in respect of each former Registered Shareholder, if any, shall be rounded to the nearest cent.

(b)	Upon deposit of cash and/or shares of Parent Common Stock equal in value to the Net Contingent Amount (subject to rounding pursuant to this Plan of Arrangement) with the Exchange Agent pursuant to Section 2.5(a), Amalco shall be fully and completely discharged from its obligation to pay any amount to the Selling Shareholders pursuant to Section 2.11 of the Arrangement Agreement and the Contingent Amount to the former Registered Shareholders pursuant to this Plan of Arrangement.

(c)	The Net Contingent Amount deposited with the Exchange Agent in accordance with Section 2.5(a) shall be delivered to the former Registered Shareholders without interest in accordance with the Exchange Agent Agreement and shall be paid to such former Registered Shareholders in accordance with this Plan of Arrangement and the Consideration Spreadsheet. The Net Contingent Amount shall not be used by the Exchange Agent for any purpose except as provided in this Plan of Arrangement and the Exchange Agent Agreement.

2.6	Delivery of Aggregate Adjustment Amount

(a)	If the Final Closing Consideration (as so determined pursuant to Section 2.12 of the Arrangement Agreement) is greater than the Estimated Closing Consideration, Amalco (or Funding Sub or one of the other Subsidiaries of Parent, on behalf of Amalco) shall deposit, or cause to be deposited, with the Exchange Agent, in Amalco’s sole discretion, cash and/or shares of Parent Common Stock equal in value to the Aggregate Adjustment Amount less any amount that Amalco is permitted to set-off against amounts owing to it by the Selling Shareholders pursuant to the Arrangement Agreement (the “Net Aggregate Adjustment Amount”); provided that:

(i)	if any shares of Parent Common Stock are used to satisfy all or any part of the Net Aggregate Adjustment Amount, then Amalco (or Funding Sub or one of the other Subsidiaries of Parent, on behalf of Amalco) shall deposit, or cause to be deposited, with the Exchange Agent on behalf of such Selling Shareholders, subject to Sections 2.6(a)(ii) and 2.6(a)(iii), that number of book-entry shares of Parent Common Stock equal to: (A) the Net Aggregate Adjustment Amount minus the amount of cash deposited, or caused to be deposited with the Exchange Agent in respect of the Net Aggregate Adjustment Amount (if any), divided by (B) the Average Price;

(ii)	the ratio of cash to shares of Parent Common Stock deposited for each former Registered Shareholder shall be proportional to each other former Registered Shareholder (subject to rounding pursuant to this Plan of Arrangement);

(iii)	the number of shares of Parent Common Stock deposited, or caused to be deposited, with the Exchange Agent in respect of each former Registered Shareholder shall be rounded to the nearest whole share; and

(iv)	the amount of cash deposited, or caused to be deposited, with the Exchange Agent, in respect of each former Registered Shareholder, if any, shall be rounded to the nearest cent.

(b)	Upon deposit of cash and/or shares of Parent Common Stock equal in value to the Net Aggregate Adjustment Amount (subject to rounding pursuant to this Plan of Arrangement) with the Exchange Agent pursuant to Section 2.6(a), Amalco shall be fully and completely discharged from its obligation to pay any amount to the Selling Shareholders pursuant to Section 2.12 of the Arrangement Agreement and the Aggregate Adjustment Amount to former Registered Shareholders pursuant to this Plan of Arrangement.

(c)	The Aggregate Adjustment Amount deposited with the Exchange Agent in accordance with Section 2.6(a) shall be delivered to the former Registered Shareholders, without interest, in accordance with the Exchange Agent Agreement and shall be paid to such former Registered Shareholders in accordance with this Plan of Arrangement and the Consideration Spreadsheet. The Aggregate Adjustment Amount shall not be used by the Exchange Agent for any purpose except as provided in this Plan of Arrangement and the Exchange Agent Agreement.

2.7	Expiration of Rights

Subject to applicable escheat Laws, any amounts deposited with the Exchange Agent or the Escrow Agent pursuant to this Plan of Arrangement in satisfaction of the Arrangement Consideration, which remain unclaimed on the date which is six years from the Closing Date shall be forfeited to Amalco, and paid over to or as directed by Amalco, and the former Registered Shareholders that have not complied with Section 2.4(e) or Article 4, as applicable, with respect to their Company Shares shall thereafter have no right to receive their respective portion of the Arrangement Consideration.

2.8	Dividends and Distributions

No dividend or other distribution declared or made after the Closing Time with respect to the Company Shares with a record date after the Closing Time shall be delivered to the holder of any unsurrendered Certificate which, immediately prior to the Closing Time, represented outstanding Company Shares.

2.9	Transfers Free and Clear

Any transfer of Company Shares or other property pursuant to this Plan of Arrangement shall be free and clear of all Encumbrances.

2.10	Consideration Spreadsheet

The aggregate amount payable pursuant to this Plan of Arrangement to a Selling Shareholder for all Company Shares registered in the name of such Selling Shareholder and the aggregate amount to be withheld from such amount payable (as determined in accordance with Sections 2.2(g) and 5.4, or where an exact amount is not known as of the Closing Time, the proportionate entitlement to such amount) shall be set forth across from such Selling Shareholder’s name in the Consideration Spreadsheet.

ARTICLE 3

CERTIFICATES

3.1	Certificates

From and after the Closing Time, until surrendered as contemplated by Section 2.4(e), each Certificate formerly representing Company Shares (or securities (including the Company Preferred Shares and the Cash Out Warrants) that were exercised for, converted or exchanged into, or cancelled in consideration for Company Common Shares), that, under the Arrangement, were transferred or deemed to be transferred to Sub pursuant to Section 2.2(g) shall represent and be deemed, at all times after the time stipulated in Section 2.2(g), as applicable, to represent only the right to receive upon such surrender the applicable portion of the Arrangement Consideration in accordance with the Arrangement Agreement, the Escrow Agreement and this Plan of Arrangement.

3.2	Lost Certificates

In the event that any Certificate which immediately prior to the Closing Time represented one or more outstanding Company Common Shares (or securities (including the Company Preferred Shares and the Cash Out Warrants) that were exercised for, converted or exchanged into, or cancelled in consideration for Company Common Shares) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent shall pay to such Person the applicable portion of the Arrangement Consideration that such Person would have been entitled to receive pursuant to the Arrangement Agreement, the Escrow Agreement and this Plan of Arrangement had such Certificate not been lost, stolen or destroyed. When authorizing such payment in exchange for any lost, stolen or destroyed Certificate, such Person to whom the payment is made shall indemnify the Exchange Agent and Amalco in a manner reasonably satisfactory to each of them against any claim that may be made against the Exchange Agent or Amalco with respect to the Certificate alleged to have been lost, stolen or destroyed.

ARTICLE 4

RIGHTS OF DISSENT

4.1	Dissent Rights

(a)	Each registered Company Shareholder (as of the record date of the Special Meeting) may exercise rights of dissent with respect to his, her or its Company Shares pursuant to and in the manner set forth in section 185 of the Act as modified by the Interim Order and this Section 4.1 (the “Dissent Rights”); provided that, notwithstanding subsection 185(6) of the Act, a notice of dissent is received by the Company no later than 5:00 p.m. (Toronto time) on the Business Day immediately prior to the date of the Special Meeting and otherwise complies with section 185 of the Act.

(b)	Dissenting Shareholders shall be deemed to have transferred their respective Company Common Shares (including Company Common Shares issued upon conversion of Company Preferred Shares pursuant to Section 2.2(b)) for which Dissent Rights have been exercised before the Closing Time to Sub as provided in Section 2.2(e), and such Dissenting Shareholders who:

(i)	are ultimately determined to be entitled to be paid fair value for their respective Company Shares (including Company Common Shares issued upon conversion of Company Preferred Shares pursuant to Section 2.2(b)) shall be entitled to a payment of cash equal to such fair value (including, for greater certainty, with respect to the Company Preferred Shares converted into Common Shares pursuant to Section 2.2(b), the fair value of such Company Shares calculated in accordance with section 185 of the Act as modified by the Interim Order), and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement in respect of Company Preferred Shares or Company Common Shares, as the case may be, had such Dissenting Shareholders not exercised their Dissent Rights, and upon payment of such fair value to a Dissenting Shareholder, all debt claims of such Dissenting Shareholder pursuant to Section 2.2(e) shall be, and shall be deemed, discharged and satisfied in full; or

(ii)	are ultimately determined not to be entitled, for any reason, to be paid fair value for their respective Company Shares (including Company Common Shares issued upon conversion of Company Preferred Shares pursuant to Section 2.2(b)) shall be deemed to have participated in the Arrangement, as at the Closing Time, on the same basis as a non-Dissenting Shareholder and shall receive cash and that number of shares of Parent Common Stock in respect of his, her or its Company Shares, as the case may be, on the basis set forth in Article 2.

(c)	In no case shall any Person set forth in Section 2.1 be required to recognize following the completion of the step set out in Section 2.2(e) a Dissenting

Shareholder as a holder of Company Common Shares in respect of which Dissent Rights have been validly exercised.

(d)	In addition to any other restriction under section 185 of the Act, (i) holders of Company Options; (ii) holders of Company Warrants; and (iii) Company Shareholders who vote in favour of the Arrangement Resolution, shall not be entitled to exercise Dissent Rights.

ARTICLE 5

GENERAL

5.1	Paramountcy

Subject to the Arrangement Agreement and from and after the Closing Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company Options, Company Warrants and all other Rights to Acquire Company Shares issued prior to the Closing Time, (ii) the rights and obligations in relation thereto of the Company Securityholders, the Company, Sub, Parent, the Securityholder Representative, the Exchange Agent and any registrar or transfer agent therefor shall be solely as provided for in this Plan of Arrangement, the Arrangement Agreement, the Escrow Agreement and the Exchange Agent Agreement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, Company Options, Company Warrants and all other Rights to Acquire Company Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein or the Arrangement Agreement.

5.2	Amendment

(a)	Subject to Sections 5.2(c) and 5.2(d), Parent and the Company reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the time at which the Articles of Arrangement are filed with the Director, provided that any such amendment, modification and/or supplement must be contained in a written document which is: (i) agreed to in writing by Parent, the Company and the Securityholder Representative; (ii) filed with the Court and, if made following the Special Meeting (or following approval of the Arrangement Resolution by written resolution executed by all of the Company Shareholders in lieu of the Special Meeting), approved by the Court subject to such conditions as the Court may impose; and (iii) if so required by the Court, communicated to the Company Shareholders in the manner as required by the Court.

(b)

Any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by the Company or Parent at any time: (i) prior to or at the Special Meeting; or (ii) prior to obtaining approval of the Arrangement Resolution by written resolution executed by all of the Company Securityholders in lieu of the Special Meeting (provided that the Company and Parent and the Securityholder Representative shall have consented thereto in writing), with or without any prior notice or communication, and if so proposed and accepted by the Persons voting at the Special Meeting or by way of written resolution executed by all of the Company Shareholders in lieu of the Special Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification and/or supplement to this Plan of Arrangement that is approved by the Court following the Special Meeting (or following approval of the Arrangement Resolution by written resolution executed by all of the Company Shareholders in lieu of the Special Meeting) shall be effective only if: (i) it is agreed to by Parent, the Company and the Securityholder Representative; (ii) it is filed with the Court (other than amendments contemplated in Section 5.2(d), which shall not require such filing), and (iii) if required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification and/or supplement to this Plan of Arrangement may be made by Amalco unilaterally after the time at which the Articles of Arrangement are filed with the Director without the approval of former Company Securityholders; provided that it concerns a matter which, in the reasonable opinion of the Company, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the former Company Securityholders.

5.3	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any further act or formality, each of the parties to the Arrangement Agreement (including, for greater certainty, those Persons deemed to be party to the Arrangement Agreement under this Plan of Arrangement) shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein.

5.4	Withholding Rights

The Company, Parent, Sub, the Exchange Agent or one or more other Subsidiaries of Parent, as the case may be, shall be entitled to deduct and withhold from any consideration otherwise payable to any Company Securityholder pursuant to this Plan of Arrangement and the Arrangement such amounts as are required or permitted to be deducted and withheld with respect to the making of such payment under: (i) the Tax Act, (ii) the Code, (iii) any provision of applicable Tax Law or (iv) the administrative practice of the relevant Governmental Authority administering the foregoing Laws. To the extent that such amounts are so withheld and paid over to or deposited with the relevant Governmental Authority directly or indirectly by the Company, Parent, Sub, the Exchange Agent or one or more other Subsidiaries of Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Plan of Arrangement and the Arrangement Agreement as having been paid to the Company Securityholders, as the case may be, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the relevant Governmental Authority within the time required, and in accordance with applicable Tax Laws.

EXHIBIT E

FORM OF LEGAL OPINION

[Intentionally Omitted]

EXHIBIT F

FORM OF JOINDER AGREEMENT

[Intentionally Omitted]